Form 10-K, Exhibit 13
KINETIC CONCEPTS INC /TX/
filed 1995-03-30
CIK 831967

                                                                  Exhibit 13.1




                                                            1994 Annual Report
                                                        Kinetic Concepts, Inc.

Eighteen years ago Kinetic Concepts began with a belief in a product called the RotoRest(Registration Mark) and in making the healing properties of that product available to every patient who needed it. The innovative technology of the RotoRest inspired a new generation of Kinetic Concepts products which provide healing properties to patients around the world.

                            KINETIC CONCEPTS SUMMARY

                                   LOCATIONS



United States                      Austria                     Netherlands

Canada                           Switzerland                  United Kingdom

Germany                            France                        Australia




        Distribution in Latin America, the Middle East, Asia and Africa


                             PRODUCTS AND THERAPIES


Kinetic Therapy                  Pressure Relief            Bariatric Products

Pressure Reduction                                            Medical Devices




        DOMESTIC POINTS OF SERVICE                 TOTAL EMPLOYEES
                   153                                  1,938




FINANCIAL HIGHLIGHTS

(in millions, except per share data)                       1994      1993      1992      1991      1990
--------------------------------------------------------------------------------------------------------
Total revenue  . . . . . . . . . . . . . . . . . . .      $269.6    $268.9    $278.5    $248.7    $213.7

Operating earnings . . . . . . . . . . . . . . . . .       124.1      20.5      55.1      48.8      36.6

Net earnings . . . . . . . . . . . . . . . . . . . .        64.4       8.1      28.5      24.8      18.1

Earnings per share . . . . . . . . . . . . . . . . .        1.46      0.18      0.63      0.49      0.35

Cash flow provided by operations . . . . . . . . . .        96.5      56.5      58.0      60.2      58.7


FROM THE CHAIRMAN



I am pleased to report that 1994 was an extraordinary year for Kinetic Concepts, Inc. Earnings, adjusted for unusual items, increased to $22.0 million in 1994, up 80.3% from $12.2 million in 1993. Cash flow from operations improved to $96.5 million in 1994, up 70.8% from the $56.5 million generated through operations during the same period a year ago.

        Our 1993 financial results, combined with an uneasy marketplace, forced us to take a close look at the way we did business last year. We made a commitment at that time to control expenses and capital expenditures and focus on core operations. As indicated by our 1994 financial results, we honored that commitment. Total expenses in 1994 dropped almost 5% compared to the previous year while net capital expenditures declined $19.6 million, or 58.6% from 1993 levels.

        Our operational enhancements were complemented by two other notable events last year. In September, we completed the sale of our Medical Services Division for approximately $85 million in cash and promissory notes. We also received $84.75 million in a patent infringement lawsuit settlement from our largest competitor, Support Systems International, a division of Hillenbrand Industries. These events strengthened our overall financial position, which will be a major competitive advantage and provide the resources necessary to fund our future growth.

        Another significant event during 1994 was Raymond R. Hannigan joining our company as president and chief executive officer. The decision to bring in a new chief executive was made after long and careful reflection. Kinetic Concepts has grown and changed dramatically during its 18-year history. In 1994 I came to the conclusion that to move forward we had to redirect our operating strategies. Ray is the person to lead us on that mission.

        Ray comes to our team with an exceptional ability for managing growing companies. He also has a great deal of expertise in health care operations in the United States and abroad. Under his leadership, I am confident that Kinetic Concepts will reach the next level of performance as a company -- and achieve success in the dynamic markets it serves.


                                    [GRAPH]



        I believe there is a vast opportunity awaiting Kinetic Concepts. The growth and evolution of the health care market, both here and abroad, offers even greater prospects for the cost-effective, clinically proven products and services we offer. I am confident in our ability to meet the growing needs of the marketplace, and excited about the role our company will play in the future of health care.

/s/  JAMES R. LEININGER, M.D.

     JAMES R. LEININGER, M.D.
Chairman of the Board of Directors

                                      ONE

FROM THE PRESIDENT

It is with great pleasure that I introduce myself to you as president and chief executive officer of Kinetic Concepts, Inc. I am enthusiastic about my responsibility to guide Kinetic Concepts, and I thank Jim Leininger for this extraordinary opportunity.

        During the past 25 years, my business career has taken me to a number of places and companies, primarily in the health care field. I have been a member of successful teams running some of the country's best companies. I believe my experience has prepared me well for the task ahead.

        I intend to build on what Jim has accomplished. Through his vision and perseverance, Kinetic Concepts has risen from a small but dedicated concern to become an industry leader in therapeutic products and services. Our company must now move from its entrepreneurial success to secure our position as the premier provider of products and services in our segment of the health care field. I am committed to accomplishing this strategy and excited about the opportunities the future holds for Kinetic Concepts.

        Since joining the Company in November, I have gained a thorough understanding of the organization and its operations and am encouraged by my initial overall assessment. Kinetic Concepts was founded on, and remains governed by, a strong set of core values. These values, combined with a cadre of skilled and dedicated people, give me confidence that we can achieve the many goals we have set out before us.

        The effect of health care reform and other market conditions have dramatically changed Kinetic Concepts' operations. A company that began by renting framed products to acute care hospitals has evolved into a multi-division operation serving a variety of new and expanding markets. This change was initiated by a significant patient migration from hospitals to lower cost extended care and home care settings. To meet the needs of these new patient locations, the Company expanded its product line. It also introduced lower cost alternatives for addressing the therapeutic needs of patients in these new settings. Finally, through accelerated research and development efforts, Kinetic Concepts continued to identify and design new medical devices that would effectively serve other therapeutic markets.

        At the same time, Kinetic Concepts realized gains in its growth markets -- inside and outside the borders of the United States. The Company now provides direct coverage to the United States and eight countries outside the U.S. and several other countries through alternate distribution channels.


                                    [GRAPH]



        Our business today is increasingly diversified among settings, markets and products. I believe this complements our ability to meet patient needs in multiple settings and reinforces our commitment to continually bring new and innovative products to the marketplace.


                                      TWO

        The results of that commitment have been impressive. Kinetic Concepts has now developed the most comprehensive line of specialty surfaces in the industry. This product line, which we refer to as our Continuum of Care(Registration Mark), includes a complete spectrum of framed bed products and unframed surfaces. What distinguishes our products is their unique, innovative design and healing properties -- advantages that are crucial to assisting patients in the recovery process.

        We have recently added three new products to our continuum:
TriaDyne(Registration Mark), a top-of-the-line, specialized intensive care unit product; BariKare(Registration Mark), an advanced system for the obese patient; and AirWorks Plus(Registration Mark), an easy-to-use, cost-effective support surface. I am proud to say that no other company in our industry can provide the same comprehensive line of products, therapies, or services as Kinetic Concepts.

        The comprehensiveness of our product line is significant from a customer service standpoint. It allows Kinetic Concepts to serve the needs of each individual patient as well as the provider of the therapy. Focusing on the needs of our customers is the most effective way to differentiate Kinetic Concepts from the competition. We are, above all, a service company.

        Kinetic Concepts was founded by a physician to promote healing. As a result, clinical efficacy has always been a priority. Unlike our competitors, we have maintained an ongoing clinical research program. In a market environment that demands improved outcomes at lower cost, we not only have clinically efficacious products, but we also have the ability to demonstrate the improved outcomes which those products provide. This is a clear competitive advantage.

        The Company made significant strides in operational efficiencies in 1994. The sale of our Medical Services Division, which rented life-support equipment, has allowed us to focus on our specialty bed business and new medical technologies. Proceeds from the sale, combined with cash received from our litigation settlement, were used to reduce the Company's long-term debt, and provide funds for future investments, many of which will be internal to our operations.

        We have already initiated several infrastructure improvements, including enhancing our information systems to increase service excellence. In addition, we have re-examined our expense base in light of the demanding health care environment, cutting costs where appropriate. We will remain vigilant in this area, but I am pleased with the progress we've made during the last fiscal year.

                                    [GRAPH]


        In 1995, we will realize the greatest impact by continuing our internal focus on operating excellence and building our infrastructure. Additionally, opportunities for growth are numerous. Leveraging from a very strong balance sheet, we are positioned to continue to meet the high-end and niche demands of the marketplace and to seek new opportunities to develop and distribute innovative medical devices.

        As the cover of this annual report illustrates, our healing mission is both dynamic and universal. By effectively delivering our therapeutic products to expanding domestic and international markets, Kinetic Concepts will realize a future of strategic and profitable growth.

/S/ RAYMOND R. HANNIGAN

RAYMOND R. HANNIGAN
President and Chief Executive Officer

                                     THREE

KINETIC CONCEPTS TODAY

Hela. Heilsam. Curatif. Healing. However translated, this word defines our company. Improving the quality of life through healing is our mission at Kinetic Concepts. This philosophy drives our company to find the most innovative solutions to serve our markets and, in doing so, creates unique therapeutic opportunities. It's a process that begins with the patient. We use information derived from the patient to develop and deliver new ways to heal, rehabilitate and restore. Resulting products are then rigorously evaluated. Finally, our clinical studies, which are the most comprehensive in the industry, allow us to thoroughly examine and understand the efficacy of our products and services. This process translates into the most technologically advanced and effective products and services in the industry.

Commitment to Service

        Kinetic Concepts is a service company, and as a result, our focus is on the customer and on what they want and need. What our customers want are therapeutic and cost-effective clinical solutions. Although the immediacy of health care reform has waned, health care providers around the world continue to aggressively analyze their operations and the efficiency of their products and service delivery. In response, Kinetic Concepts has continued to implement new ways to operate in an environment where acute care hospital budgets are shrinking, while at the same time meeting the need for new, technically innovative products. Reducing operating costs allows Kinetic Concepts to service these markets effectively. Focusing on new product development and improved service has also positioned the Company to grow with other opportunities in the health care marketplace.

Domestic Specialty Surface Operations

        Patients continue to shift from acute care facilities to lower cost settings. In response to this trend, the Company combined its Therapeutic Services Division, which serves the needs of acute and subacute patients, with its Extended Care Division, which serves the needs of patients in long-term and skilled nursing facilities. This combination led to improved sales focus within the division, enabling us to service the growing needs of patients across multiple care settings with state-of-the-art products. This combined entity will also result in lower overall operating costs.

        Driven by an aging population and reimbursement trends focused on lower cost settings, the use of the home as an alternative therapy site is another growing market for the Company. Patient days in the home are increasing at a rate greater than patient days in the hospital. However, as the home care market has expanded, it has become more fragmented and increasingly characterized by a large number of potential customer referral points. The Kinetic Concepts Homecare Division, known as KCHC, was specifically created to support the increase in home health care activity and reaches out to this market through a broad based durable medical equipment dealer network. For 1995, we will introduce a series of products specifically designed for the home care market meeting both outcome and reimbursement criteria.

                                    [GRAPH]



International Markets

        The international market offers promising opportunities for Kinetic Concepts. The Company has subsidiaries in Canada, Germany, Austria, Switzerland, France, the Netherlands, the United Kingdom and Australia, and independent distributors in Latin America, the Middle East, Asia and Africa. The success of low-cost therapeutic products like the FirstStep (Registration Mark) family has helped Kinetic Concepts to gain worldwide acceptance in international hospitals seeking cost-effective health care solutions. In addition, the opportunity to market new and innovative products will allow for continued growth.

                                      FOUR

Medical Devices

        The Company's Medical Devices operations meet Kinetic Concepts' long-term strategic goal of introducing new, cost-effective medical technologies. The NuTech Division focuses on identifying new technologies like PlexiPulse(Registration Mark), and developing their respective markets. PlexiPulse(Registration Mark) is a non-invasive vascular assist device developed by NuTech to prevent deep vein thrombosis (DVT) by aiding in venous return.

        We believe that one of our core competencies is our ability to discover and develop innovative medical products and services. Our commitment to identify and introduce new cost-effective medical technologies, therefore, is enduring.

How We Heal

        A common thread within our business can be found in the Kinetic Concepts Continuum of Care. The continuum is our healing philosophy. It is the foundation for effective patient treatment because it provides products which meet the therapeutic requirements of a wide variety of patients. It allows caregivers to select from a comprehensive product line and precisely prescribe the appropriate therapeutic treatment based on individual patient acuity.

        The theory of the Continuum of Care is based on the development of multiple treatment levels for pressure ulcers and the other complications of immobility. Kinetic Concepts' pressure reduction products can prevent patients from developing pressure ulcers, while our pressure relief surfaces aid in healing. The progressive therapeutic benefits of the continuum offer prevention and treatment for pressure ulcers and address a variety of other clinical needs.

New Product Introductions

        Kinetic Concepts recently introduced three new products within the continuum. One of the most innovative is TriaDyne, the most advanced bed in the industry. This critical-care bed was developed to provide Kinetic Therapy(trademark) for intensive-care patients. TriaDyne's critical care frame is narrow and more suited to the intensive care unit (ICU) environment. It is the only product on the market which allows the patient to be turned 40 degrees to each side which we believe optimizes turning, or Kinetic Therapy. It also provides an industry-first feature of simultaneously turning the patient's torso and lower body in opposite directions, keeping the patient positioned in the middle of the bed during turning. In addition, the TriaDyne has a percussion feature that rapidly inflates and deflates selected cushions to assist in loosening fluid in the lungs. The unique and multiple features offered by TriaDyne accommodate the needs of the nurses and physicians while offering great therapeutic benefit to their ICU patients.


                                      FIVE

        During 1994, the Company introduced BariKare, an advanced care system for patients suffering from morbid obesity -- an ever-increasing market that has long been underserved. The obese patient presents many unique problems for providers. The BariKare solves many of these issues by allowing the patient flexible positioning for comfort and therapy by converting from a bed to a chair. At the same time, the design also facilitates the treatment of the patient by the caregiver. BariKare follows in the Kinetic Concepts tradition of providing comfortable and durable patient surfaces with innovative features to enhance the healing process.

        AirWorks Plus was created to be a lower cost alternative for multiple care settings. It provides the therapeutic benefits of pulsating air columns in an effective and easy-to-use support surface. The massaging action of the product redistributes pressure for better skin care. AirWorks Plus can be used as an overlay or a mattress replacement system, and its simple operation makes it ideal for all care settings.

        Each of these new products provides a unique solution to identified needs of the market. They are reflections of Kinetic Concepts' market-driven creativity and how we develop new standards of healing for market segments.

Kinetic Concepts Tomorrow

        Health care is ever-changing. It's the nature of our industry. With each breakthrough, the science of healing evolves and advances. Each shift in the market shapes new health care policies. But whether the future of health care is driven by discoveries or deductibles, Kinetic Concepts has a mission, one that will define our position as a premier provider of health care products and services, and guide our company into the future. Health care is changing, but there will always be one constant -- our commitment to the healing of our patients.

"The emerging health care market demands efficacious products and services for a variety of care settings. Kinetic Concepts will continue to meet this demand by providing only those products and services that are clinically superior, cost effective and address the basic patient need: healing."

RAYMOND R. HANNIGAN
President and
Chief Executive Officer

                                      SIX

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                   YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------
                                                     1994        1993        1992        1991        1990
                                                   --------    --------    --------    --------    --------
                                                         (in thousands, except per share data)
Consolidated Statements of Earnings Data:
Revenue:
  Service and rental                               $228,832    $232,250    $244,905    $223,192    $192,040
  Sales and other                                    40,814      36,622      33,586      25,529      21,646
                                                   --------    --------    --------    --------    --------
    Total revenue                                   269,646     268,872     278,491     248,721     213,686
Rental expenses                                     159,235     169,687     156,682     146,112     124,632
Cost of goods sold                                   19,388      18,666      18,987      14,238      12,746
                                                   --------    --------    --------    --------    --------
    Gross profit                                     91,023      80,519     102,822      88,371      76,308
Selling, general and administrative expenses         51,813      53,279      47,710      39,538      33,212
Restructuring charge (1)                                -           -           -           -         6,540
Unusual items (2)                                   (84,868)      6,705         -           -           -
                                                   --------    --------    --------    --------    --------
    Operating earnings                              124,078      20,535      55,112      48,833      36,556
Net interest expense                                  4,528       5,908       7,195       6,736       5,057
                                                   --------    --------    --------    --------    --------
    Earnings before income taxes, minority
     interest, extraordinary item and
     cumulative effect of changes in
     accounting principle                           119,550      14,627      47,917      42,097      31,499
Income taxes                                         55,949       7,175      19,405      17,260      13,350
                                                   --------    --------    --------    --------    --------
    Earnings before minority interest,
     extraordinary item and cumulative effect
     of changes in accounting principle              63,601       7,452      28,512      24,837      18,149
Minority interest in subsidiary loss                     40         560         -           -           -
Extraordinary item - debt extinguishment, net           -          (400)        -           -           -
Cumulative effect of change in method of
  accounting for inventory (3)                          742         -           -           -           -
Cumulative effect of change in method of
  accounting for income taxes (4)                       -           450         -           -           -
                                                   --------    --------    --------    --------    --------
    Net earnings                                   $ 64,383    $  8,062    $ 28,512    $ 24,837    $ 18,149
                                                   ========    ========    ========    ========    ========
    Earnings per share                             $   1.46    $   0.18    $   0.63    $   0.49    $   0.35
                                                   ========    ========    ========    ========    ========
Shares used in earnings per share
    computations                                     44,143      44,627      45,060      50,469      50,993
                                                   ========    ========    ========    ========    ========
Cash flow provided by operations                   $ 96,451    $ 56,538    $ 58,007    $ 60,241    $ 58,695
                                                   ========    ========    ========    ========    ========
Cash dividends paid to common shareholders         $  6,588    $  6,638    $  6,277    $  6,047    $  4,580
                                                   ========    ========    ========    ========    ========
Cash dividends per share paid to
  common shareholders                              $    .15    $    .15    $    .14    $    .12    $    .09
                                                   ========    ========    ========    ========    ========

                                                                     AS OF DECEMBER 31,
                                                   -------------------------------------------------------
                                                     1994        1993        1992        1991       1990
                                                   --------    --------    --------    --------    -------
                                                                     (in thousands)
Consolidated Balance Sheet Data:
Working capital                                    $ 90,731    $ 60,907    $ 55,473    $ 32,206    $ 14,924
Total assets                                       $232,731    $284,573    $286,915    $277,820    $250,155
Long-term obligations-noncurrent (5)               $  2,636    $101,889    $102,237    $101,781    $ 40,468
Minority interest                                  $    -      $     40    $    990    $    -      $    -
Redeemable convertible preferred stock             $    -      $    -      $  3,307    $  3,034    $  6,734
Other capital accounts                             $185,423    $125,707    $123,813    $ 99,182    $133,664

(1) Charge relates to employee severance liability resulting from a reduction in workforce, loss on sale of a subsidiary, and write-down of assets.
(2) See Note (11) of Notes to Consolidated Financial Statements for information on unusual items.
(3) See Note (1) of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for inventory.
(4) See Note (8) of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for income taxes.
(5) See Notes (6) and (7) of Notes to Consolidated Financial Statements for information concerning the Company's borrowing arrangements and lease obligations.



                                    SEVEN

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain items in the Company's Consolidated Statements of Earnings.

                                                   Year Ended December 31,
                                                  ------------------------
                                                   1994     1993     1992
                                                  ------   ------   ------
Total revenue                                     100.0%   100.0%    100.0%
Rental expenses                                   (59.1)   (63.1)    (56.3)
Cost of goods sold                                 (7.2)    (7.0)     (6.8)
                                                  -----    -----     -----
Gross profit                                       33.7     29.9      36.9
Selling, general and administrative expenses      (19.2)   (19.8)    (17.1)
Unusual items                                      31.5     (2.5)       -
                                                  -----    -----     -----
Operating earnings                                 46.0      7.6      19.8
Net interest expense                               (1.7)    (2.2)     (2.6)
Income taxes                                      (20.7)    (2.6)     (7.0)
Minority interest                                    -       0.2        -
Extraordinary item                                   -      (0.1)       -
Cumulative effect of change in accounting
  principle                                         0.3      0.1        -
                                                  -----    -----     -----
Net earnings                                       23.9%     3.0%     10.2%
                                                  =====    =====     =====

Certain reclassifications of amounts related to prior years have been made to conform with the 1994 presentation, principally rental and selling, general and administrative expenses.

1994 Compared to 1993

    The following table presents certain line items from the Company's Condensed Consolidated Statements of Earnings for the years ended December 31, 1994 and 1993 and provides the relationship of each item to total revenue as well as the increase or decrease and percentage change of each line item as compared to the prior year (In thousands, except per share data):

                                                   Year Ended December 31,
                                  ---------------------------------------------------------
                                       1994              1993         Increase   (Decrease)
                                  ---------------   ---------------   --------   ----------
Revenue:
  Service and rental              $228,832    85%   $232,250    86%   $ (3,418)      (2%)
  Sales and other                   40,814    15%     36,622    14%      4,192       11%
                                  --------   ---    --------   ---    --------
                                   269,646   100%    268,872   100%        774        -

Rental expenses                   (159,235)   59%   (169,687)   63%    (10,452)      (6%)
Cost of goods sold                 (19,388)    7%   (18,666)     7%        722        4%
                                  --------   ---    --------   ---    --------
    Gross profit                    91,023    34%    80,519     30%     10,504       13%

Selling, general and
  administrative expenses          (51,813)   19%   (53,279)    20%     (1,466)      (3%)
Unusual items                       84,868    31%    (6,705)     2%    (91,573)       -
                                  --------   ---    --------   ---    --------
    Operating earnings             124,078    46%    20,535      8%    103,543      504%


Net interest expense                (4,528)    1%    (5,908)     2%     (1,380)     (23%)

Income taxes                       (55,949)   21%    (7,175)     3%     48,774      680%

Minority interest in
  subsidiary loss                       40     -        560      -        (520)     (93%)

Extraordinary item - debt
  extinguishment, net                 -        -       (400)     -         400        -

Cumulative effect of change
  in method of accounting for
  inventory                            742     -       -         -         742        -

Cumulative effect of change
  in method of accounting for
  income taxes                        -        -        450      -        (450)       -
                                  --------   ---    --------   ---    --------
    Net earnings                  $ 64,383    24%   $  8,062     3%   $ 56,321      699%
                                  ========   ===    ========   ===    ========
    Earnings per share            $   1.46          $   0.18          $   1.28      711%
                                  ========          ========          ========
    Weighted shares                 44,143            44,627              (484)       -
                                  ========          ========          ========


       The 1994 fiscal year benefited from two significant unusual events:
(i) settlement of a patent infringement suit with Support Systems International, Inc. for $81.6 million, net of legal fees and before taxes, and
(ii) sale of the Company's Medical Services Division to Mediq Incorporated, effective September 30, 1994, for $84.1 million resulting in a pretax gain of $10.1 million. Partially offsetting these gains were certain other unusual items, primarily planned dispositions of under-utilized rental assets and over-stocked inventories which had a negative earnings impact of $6.8 million. Proceeds from the above transactions were used to pay down outstanding debt as well as fund payment of the income taxes associated with these large gains.

       Revenue, gross profit and operating results from the KCI Medical Services Division as compared to the prior year were as follows (in thousands):

                                   Nine Months Ended    Twelve Months Ended
                                   September 30, 1994    December 31, 1993
                                   ------------------   -------------------
           Revenue                      $43,846                $55,990
           Gross profit                  13,018                 14,557
           Operating earnings(loss)      (1,124)                 5,833

       Total revenue in 1994, including revenue from the Medical Services Division, increased by less than 1% to $269.6 million from $268.9 million in 1993. Revenue from the Company's specialty patient surface business including acute care and alternate care, was $158.1 million, down less than 1% from 1993. This reflects a decline in acute care revenue of 8.0% to $111.0 million as a result of both increased pricing pressure and a shift in patient therapy days to alternate care settings. Alternate site rental revenue increased 23.9% from the prior year to $47.1 million in 1994, due primarily to increased therapy days in both the extended care and home care markets. Revenue from KCI's International operations increased 17.2% to $46.4 million in 1994 primarily due to increased overall therapy days and focused product sales. Revenue from unique medical devices increased 90.8% to $13.9 million in 1994 primarily due to greater market penetration as this division expanded into new states. Revenue from the Company's other divisions was consistent with prior year results.

       Rental expenses largely consist of service center facility and personnel costs, regional sales and administrative expenses, advertising and promotion, depreciation of the Company's rental equipment, the cost of the parts and accessories used to maintain the equipment and other related expenses. Rental expenses were 59.1% of total revenue in 1994 compared to 63.1% in 1993. This decrease was due primarily to lower depreciation expense as well as an overall effort to control costs.

       Gross profit increased 13.0% to $91.0 million in 1994 from $80.5 million in 1993 primarily due to the decrease in rental expenses as discussed above.


                                     EIGHT

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Selling, general and administrative expenses decreased 2.8% to $51.8 million in 1994 from $53.3 million in 1993. Selling, general and administrative expenses as a percentage of total revenue decreased to 19.2% in 1994 from 19.8% in 1993. This decrease was primarily attributable to lower expenses in the corporate office and field organization.

       Operating earnings increased 504.2% to $124.1 million in 1994 from $20.5 million in the prior year. Excluding unusual items, operating earnings during 1994 increased by 43.9% to $39.2 million. This increase is due primarily to the decline in rental expenses discussed above.

       Net interest expense in 1994 decreased 23.4% to $4.5 million from $5.9 million in 1993 due to the pay down of the Company's long-term debt at the end of the third quarter as well as the interest earned on notes receivable from Mediq/PRN.

       The Company's effective income tax rate in 1994 was 46.8%, compared to 49.1% in 1993. The decrease is primarily attributable to the SSI settlement that resulted in related tax expense at statutory rates which was partially offset by the nondeductibility of goodwill written-off in connection with the sale of the Medical Services Division.

       During 1994, the cumulative losses allocated to the minority interest holder of Medical Retro Design, Inc. exceeded the balance of its investment. As a result, losses of $3.8 million were absorbed entirely by the Company. These continuing losses and the diminished opportunities within the refurbishment business contributed towards the Company's decision to liquidate the assets and discontinue the operations of this unit. Concurrently, the Company has written-off unamortized goodwill of $1.5 million and written-down inventories to net realizable value.

       During the first quarter of 1994, the Company recorded the cumulative effect of a change in accounting principle related to its inventory costing method which resulted in a one-time after-tax earnings increase of $742,000, or $0.02 per share. See Note (1) to the financial statements for further details.

       Net earnings increased to $64.4 million in 1994 from $8.1 million in 1993. Earnings per share increased to $1.46 per share in 1994 from $0.18 per share in the prior year. Excluding unusual items, net earnings during 1994 were $22.0 million, or $0.50 per share, up 80.3% or $9.8 million from 1993. This increase is primarily due to the decrease in rental expenses and net interest expense as discussed above.

1993 Compared to 1992

    The following table presents certain line items from the Company's Condensed Consolidated Statements of Earnings for the years ended December 31, 1993 and 1992 and provides the relationship of each item to total revenue as well as the increase or decrease and percentage change of each line item as compared to the prior year (In thousands, except per share data):

                                                            Year Ended December 31,
                                      --------------------------------------------------------------------
                                               1993                   1992           Increase   (Decrease)
                                      ------------------      -----------------      ---------------------
Revenue:
  Service and rental                  $232,250       86%      $244,905      88%      $(12,655)       (5%)
  Sales and other                       36,622       14%        33,586      12%         3,036         9%
                                      --------      ----      --------     ----      --------
                                       268,872      100%       278,491     100%        (9,619)       (3%)

Rental expenses                       (169,687)      63%      (156,682)     56%        13,005         8%
Cost of goods sold                     (18,666)       7%       (18,987)      7%          (321)       (2%)
                                      --------      ----      --------     ----      --------

    Gross profit                        80,519       30%       102,822      37%       (22,303)      (22%)

Selling, general and
  administrative expenses              (53,279)      20%       (47,710)     17%         5,569        12%
Unusual items                           (6,705)       2%          -          -          6,705         -
                                      --------      ----      --------     ----      --------

    Operating earnings                  20,535        8%        55,112      20%       (34,577)      (63%)

Net interest expense                    (5,908)       2%        (7,195)      3%        (1,287)       18%

Income taxes                            (7,175)       3%       (19,405)      7%       (12,230)      (63%)

Minority interest in
  subsidiary loss                          560        -           -          -            560         -

Extraordinary item - debt
  extinguishment, net                     (400)       -           -          -           (400)        -

Cumulative effect of change
  in method of accounting for
  income taxes                             450        -           -          -            450         -
                                      --------      ----      --------     ----      --------
    Net earnings                      $  8,062        3%      $ 28,512      10%      $(20,450)      (72%)
                                      ========      ====      ========     ====      ========

    Earnings per share                $   0.18                $   0.63               $  (0.45)      (71%)
                                      ========                ========               ========
    Weighted shares                     44,627                  45,060                   (433)        -
                                      ========                ========               ========


       Total revenue in 1993 decreased by 3.5% to $268.9 million from $27.5 million in 1992. Revenue from the Company's specialty patient surface businesses including acute care and alternate care, was $158.8 million, down 9.7% from 1992. This reflects a decline in acute care revenue of 12.1% to $120.7 million as a result of adverse industry conditions. In addition, alternate site revenue decreased 1.1% from the prior year to $38.0 million in the current year, due to lower reimbursement rates for the HomeKair bed which were offset by increased rentals of the HomeKair bed. Revenue from KCI's International operations dereased 1.1% to $39.6 million in 1993 primarily due to the unfavorable effects of currency exchange rate fluctuations from the prior year which were partially offset by increased therapy days. Revenue from the Company's other operating divisions increased 12.7% to $70.6 million in 1993 due to increased revenue from the unique medical device business and revenue contributed by Medical Retro Design, Inc. and Clinical Systems, Inc., which were acquired in December, 1992, and June, 1993, respectively.


                                    NINE

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Rental expenses were 63.1% of total revenue in 1993 compared to 56.3% in 1992. This increase was due primarily to higher equipment and facility-related expenses, many of which are relatively fixed, and higher costs created by the divisionalization of Therapeutic Services and Medical Services sales and support personnel.

    Gross profit decreased 21.6% to $80.5 million in 1993 from $102.8 million in 1992 primarily due to the decrease in revenue and the increase in rental expenses as discussed above.

    Selling, general and administrative expenses increased 11.7% to $53.3 million in 1993 from $47.7 million in 1992. Selling, general and administrative expenses as a percentage of total revenue increased to 19.8% in 1993 from 17.1% in 1992. This increase was due primarily to the fact that certain components of these expenses are relatively fixed and do not decline when revenues decline and to increased expenses related to NuTech and Medical Retro Design.

    During the fourth quarter of 1993, as a result of adverse market conditions and a review of its operating strategies, the Company recorded unusual items of $6.7 million. Unusual items reduced net earnings by approximately $4.1 million (net of tax benefit of $2.6 million), or $0.09 per share. Adjustments to carrying values of assets and liabilities, primarily related to planned dispositions of under-utilized rental assets and over-stocked inventories totaling $4.8 million, were charged to unusual items. Unusual items also included a provision of $900,000 relating to costs anticipated for the relocation of certain operations as well as certain severance costs. A provision for anticipated losses of $1 million related to product liability claims was also charged to unusual items. This provision was made because one of the Company's prior insurance carriers was placed into receivership.

    Operating earnings decreased 62.7% to $20.5 million in 1993 from $55.1 million in the prior year. Excluding the unusual items referred to above, operating earnings during 1993 would have decreased by 50.6% to $27.2 million. This decrease is due to the decline in revenue and increase in rental expenses and selling, general and administrative expenses as discussed above.

    Interest expense in 1993 decreased 17.9% to $5.9 million from $7.2 million in 1992 primarily due to a reversal of interest costs accrued in prior years related to a contingent liability which never materialized. The effect of this reversal was partially offset by an increase in the Company's borrowings under its Credit Agreement and accrued interest related to asserted prior year tax liabilities.

    The Company's effective income tax rate in 1993 was 49.1%, compared to 41.0% in 1992. The rate reflects an increase in the federal corporate tax rate from 34% to 35% and a higher ratio of international earnings with higher marginal tax rates to total earnings. In addition, the rate was affected by a decrease in earnings while the permanent differences (primarily goodwill amortization) between book earnings and taxable earnings remained at the same level as in the prior year and the nondeductibility of losses of Medical Retro Design for tax purposes. The increases were partially offset by tax benefits related to the recapitalization of the Company's Canadian and French subsidiaries.

    Minority interest represented the 33% interest in losses of Medical Retro Design allocated to the minority interest holder.

    In the fourth quarter of 1993, the Company refinanced its existing debt facility which resulted in an extraordinary charge of $400,000, net of $267,000 tax benefit, or $0.01 per share.

    During 1993, the Company also recorded the cumulative effect of a change in accounting principle related to the adoption of Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes" which resulted in a one-time earnings increase of $450,000, or $0.01 per share.

    Net earnings decreased 71.7% to $8.1 million in 1993 from $28.5 million in 1992. Earnings per share decreased 71.4% to $0.18 per share in 1993 from $0.63 per share in the prior year. Excluding the unusual items, net earnings during 1993 would have been $12.2 million, down 57.2% or $16.3 million, compared with 1992. This decrease is primarily due to the decrease in revenue and increase in rental expenses and selling, general and administrative expenses discussed above.

Financial Condition

       The impact of the SSI settlement and Medical Services sale, as well as the change in revenue and expenses experienced by the Company during 1994, resulted in changes to the Company's balance sheet as follows:

       Cash at December 31, 1994 increased $32.9 million to $43.2 million from $10.3 million at December 31, 1993 primarily due to $150 million received in conjunction with the settlement of the patent infringement suit and the sale of the Medical Services Division. Approximately $82 million of the total proceeds was used to repay borrowings under the Company's revolving credit and term loan agreement. Overall, long-term obligations decreased $102.4 million to $6.0 at December 31, 1994 from $108.4 million at December 31, 1993. In addition, the Company made a Federal tax payment of $37.9 million in the last quarter of 1994.

                                     TEN

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Net accounts receivable at December 31, 1994 decreased $8.4 million, or 13.2%, to $55.5 million from $63.9 million at December 31, 1993. This decrease was primarily due to the sale of the Medical Services Division in September 1994, and subsequent collection of the division's accounts, partially offset by growth in receivables for KCI International and KCI Therapeutic Services substantially related to revenue growth.

       Inventory at December 31, 1994 decreased $2.7 million, or 13.1%, to $18.2 million from $20.9 million at December 31, 1993 primarily due to the sale of the Medical Services Division and the write-down of MRD inventories.

       Net property, plant and equipment at December 31, 1994 decreased $62.2 million, or 54.8%, to $51.4 million from $113.6 million at December 31, 1993 primarily due to the sale of certain assets of the Medical Services Division, as well as depreciation expense and dispositions of rental equipment which exceeded the cost of additions to rental equipment.

       Goodwill at December 31, 1994 decreased $29.4 million, or 65.5%, to $15.5 million from $44.9 million at December 31, 1993 due primarily to the write-off of the goodwill related to the sale of the Medical Services Division, and the write-off of all goodwill associated with the MRD operation.
Management expects to complete the sale of the MRD assets and discontinue operations of this unit in early 1995.

       Other assets at December 31, 1994 increased $7.1 million, or 79.6%, to $16.0 million from $8.9 million at December 31, 1993 primarily due to an investment in an asset subject to a leveraged lease.

       Current installments of long-term obligations decreased $5.5 million to $3.4 million at December 31, 1994 from $8.9 million at December 31, 1993 resulting from the repayment of the Company's revolving credit and term loan agreement.

       Accrued expenses at December 31, 1994 increased $2.8 million, or 11.4%, to $27.3 million from $24.5 million at December 31, 1993 resulting from accruals for obligations associated with the disposition of the Medical Services Division.

       Income taxes payable increased $5.4 million to $8.0 million at December 31, 1994 from $2.6 million at December 31, 1993 due to the increase in 1994 taxable income related to the settlement of the SSI lawsuit and the sale of the Medical Services Division. Total tax payments for 1994 were $57.3 million compared to payments of $13.3 million for 1993.

       Cumulative foreign currency translation adjustment at December 31, 1994 decreased $1.4 million to $0.2 million from $1.6 million at December 31, 1993 due to favorable effects of currency exchange rate changes from the prior year, chiefly in Europe.

       During 1994, the Company retired all shares of common stock previously held as treasury shares which resulted in an $8.5 million decline in additional paid-in capital and treasury stock.

Income Taxes

       The Company recognizes certain income and expenses in different time periods for financial reporting and income tax purposes. The provision for deferred income taxes is based on the asset and liability method and represents the change in the deferred income tax accounts during the year. Under the asset and liability method of FAS 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

       During 1994, the net impact of these timing issues resulted in a net deferred tax asset versus the net deferred tax liability recognized in prior years. Primary components of these future tax benefits include reserves for uncollectible accounts receivable and reserves for inventory.

Reimbursement

Medicare Part A

       At present, cost plus reimbursement is still the primary government reimbursement methodology in the extended care (nursing home) marketplace. As a result, average rental prices to extended care providers have not been substantially impacted by the Medicare reimbursement activities of the Health Care Financing Administration ("HCFA"). HCFA has stated publicly, however, a preference to see Part A coverage criteria begin to reflect provisions consistent with Part B. Because of the nature and timing on any proposed reimbursement changes are not presently known, it is not practicable to estimate how the Company may be affected in the future.

Medicare Part B

       HCFA is currently undertaking a comprehensive review of all reimbursement coverage criteria and fee schedules for pressure relieving devices in the home. The changes which HCFA is currently considering could provide codes and coverage criteria which are more product specific for the Company's products. Because the fee schedule changes may impact the mix of products ordered by the Company's home care dealers and the results of HCFA's comprehensive review are not known at this time, it is not possible to predict the impact of these changes on the Company.


                                   ELEVEN

                                       KINETIC CONCEPTS, INC. AND SUBSIDIARIES

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS

Market Trends and Strategies

       For the past decade, the health care industry has experienced increased pressure from a variety of sources to control costs and improve patient outcomes. This pressure intensified in 1993 as our nation debated health care reform. Although the events of 1994 would seem to indicate that legislative reform of our health care system is unlikely at this time, it is apparent that the health care industry will become more cost effective than today and further improve patient outcomes.

       Since 1987, the Company has been positioning itself to remain competitive in this environment which demands accountability for patient outcomes at a lower cost. The Company's Therapeutic Services Division offers the most complete continuum of products in the industry and helps reduce the overall cost of patient care by allowing the health care provider to match the needs of a particular patient with the appropriate product and therapy. In addition, the Company continues to search for new therapies and technologies, making investments as deemed prudent, to improve patient outcomes both now and into the future.

       The Company has also sponsored a number of medical studies which demonstrate the clinical efficacy and cost effectiveness of its products. Over the past several years, the Company has entered into a number of partnering arrangements with its customers which allow its customers to obtain state of the art medical technology while at the same time lowering their overall costs. The Company believes that these types of arrangements will be necessary in order to survive and prosper in the health care industry in the 1990's.

       The Company also maintains an extensive national accounts portfolio in the specialty bed industry and expects to benefit from further consolidation of providers and buying groups. At the same time, as shifts in reimbursement policy have tended to move patients into lower-cost environments, the Company has continued to focus new efforts on the extended care and home care markets. While future performance cannot be assured, the Company believes that it is well positioned to compete in the dynamic health care marketplace.

Legal Proceedings

       On February 21, 1992, Novamedix Limited filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse, which is marketed by KCI New Technologies, Inc. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. The Plaintiff seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material effect on the Company's financial statements.

       The Company is party to several lawsuits generally incidental to its business and is contesting adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the accompanying financial statements for estimated exposures related to these lawsuits and adjustments. In the opinion of management, the disposition of these items will not have a material effect on the Company's financial statements.

Liquidity and Capital Resources

       During 1994, the Company generated net cash provided by operating activities of $96.5 million compared to $56.5 million in the prior year. Exclusive of unusual items, year-to-date cash flow provided by operations was $62.2 million. The Company believes that current cash reserves combined with operating cash flows during the next twelve month period will be sufficient to provide for new investments in equipment and any working capital needed during the period.

       At December 31, 1994, cash and cash equivalents totaling $43.2 million were available for general corporate purposes. Additionally, the Company maintains a Credit Agreement with a bank as agent for itself and certain other financial institutions. The Credit Agreement permits borrowings of up to $45.0 million, all of which was available at December 31, 1994.


                                    TWELVE

                                      KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                           December 31,
                                                      ----------------------
Assets                                                  1994          1993
                                                      --------      --------
Current assets:
  Cash and cash equivalents                           $ 43,241      $ 10,280
  Accounts receivable, net                              55,456        63,872
  Finance lease receivables, current                     8,051         6,659
  Inventories                                           18,167        20,902
  Notes receivable, current, net                         6,014          -
  Prepaid expenses and other                             4,474         8,421
                                                      --------      --------
       Total current assets                            135,403       110,134
                                                      --------      --------

Net property, plant and equipment                       51,357       113,602
Finance lease receivables, net of current                7,242         7,073
Notes receivable, net of current and allowance           3,187          -
Goodwill, less accumulated amortization
  of $9,105 in 1994 and $10,826 in 1993                 15,476        44,859
Other assets, less accumulated amortization
  of $8,012 in 1994 and $7,602 in 1993                  15,989         8,905
Deferred income tax benefit, net                         4,077          -
                                                      --------      --------
                                                      $232,731      $284,573
                                                      ========      ========

Liabilities and Capital Accounts

Current liabilities:
  Note payable                                        $  1,878      $  2,144
  Current installments of long-term obligations          3,410         8,872
  Current installments of capital lease obligations       -            2,955
  Current installments of ESOP loan                       -              359
  Accounts payable                                       4,079         7,751
  Accrued expenses                                      27,280        24,499
  Income taxes payable                                   8,025         2,647
                                                      --------      --------
       Total current liabilities                        44,672        49,227
                                                      --------      --------

Long-term obligations, excluding current installments    2,636        99,533
Capital lease obligations, excluding current
  installments                                            -            2,060
ESOP loan, excluding current installments                 -              296
Deferred income taxes, net                                -            7,710
                                                      --------      --------
                                                        47,308       158,826
                                                      --------      --------

Minority interest                                         -               40
Redeemable preferred stock                                -             -
Common stock; issued and outstanding 43,921
  in 1994 and 45,501 in 1993                                44            46
Additional paid-in capital                              10,053        18,803
Retained earnings                                      175,480       117,685
Cumulative foreign currency translation adjustment        (154)       (1,602)
Treasury stock, at cost, 1,542 shares in 1993             -           (8,510)
Loan to ESOP                                              -             (655)
Notes receivable from officers                            -              (60)
                                                      --------      --------
                                                      $232,731      $284,573
                                                      ========      ========

See accompanying notes to consolidated financial statements.


                                    THIRTEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                      Consolidated Statements of Earnings
                     (in thousands, except per share data)

                                                     Year Ended December 31,
                                                --------------------------------
                                                  1994        1993        1992
                                                --------    --------    --------
Revenue:
  Service and rental                            $228,832    $232,250    $244,905
  Sales and other                                 40,814      36,622      33,586
                                                --------    --------    --------
    Total revenue                                269,646     268,872     278,491
                                                --------    --------    --------
Rental expenses                                  159,235     169,687     156,682
Cost of goods sold                                19,388      18,666      18,987
                                                --------    --------    --------
                                                 178,623     188,353     175,669
                                                --------    --------    --------
    Gross profit                                  91,023      80,519     102,822

Selling, general and administrative expenses      51,813      53,279      47,710
Unusual items                                    (84,868)      6,705        -
                                                --------    --------    --------
    Operating earnings                           124,078      20,535      55,112

Net interest expense                               4,528       5,908       7,195
                                                --------    --------    --------
    Earnings before income taxes,
      minority interest, extraordinary
      item and cumulative effect of
      changes in accounting principle            119,550      14,627      47,917

Income taxes                                      55,949       7,175      19,405
                                                --------    --------    --------
    Earnings before minority interest,
      extraordinary item and cumulative effect
      of changes in accounting principle          63,601       7,452      28,512

Minority interest in subsidiary loss                  40         560        -
Extraordinary item - debt extinguishment, net       -           (400)       -
Cumulative effect of change in method
  of accounting for inventory, net                   742        -           -
Cumulative effect of change in method
  of accounting for income taxes                    -            450        -
                                                --------    --------    --------
    Net earnings                                $ 64,383    $  8,062    $ 28,512
                                                ========    ========    ========
    Earnings per common and
         common equivalent share:
      Earnings before extraordinary
         item and cumulative effect of
         changes in accounting principle        $   1.44    $   0.18    $   0.63
      Extraordinary item                            -          (0.01)       -
      Cumulative effect of change in
         method of accounting for
         inventory                                  0.02        -           -
      Cumulative effect of change in
         method of accounting for
         income taxes                               -           0.01        -
                                                --------    --------    --------
    Earnings per share                          $   1.46    $   0.18    $   0.63
                                                ========    ========    ========
    Shares used in earnings
      per share computations                      44,143      44,627      45,060
                                                ========    ========    ========

See accompanying notes to consolidated financial statements.


                                  FOURTEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                             Year Ended December 31,
                                                          -----------------------------
Cash flows from operating activities:                       1994       1993      1992
                                                          ---------  --------  --------
  Net earnings                                            $  64,383  $  8,062  $ 28,512
  Adjustments to reconcile net earnings
    to net cash provided by operating activities:
      Depreciation and amortization                          38,795    47,884    44,495
      Provision for uncollectible accounts receivable         1,100     5,330     5,335
      Noncash portion of unusual items                        4,797     4,832      -
      Gain on KCIMS disposition                             (10,121)     -         -
      Change in assets and liabilities net of effects from
        purchase of subsidiaries and unusual items:
          Decrease (increase) in accounts receivable, net     7,316    (2,481)  (15,340)
          Increase in notes receivable                       (9,201)     -         -
          Decrease (increase) in inventories                  2,735    (1,326)   (1,578)
          Decrease (increase) in prepaid and other assets     3,947    (5,437)     (609)
          Increase (decrease) in accounts payable            (3,672)      666    (1,695)
          Increase in accrued expenses                        2,781     3,930     1,388
          Increase (decrease) in income taxes payable         5,378    (2,889)      (73)
          Decrease in deferred income taxes                 (11,787)   (2,033)   (2,428)
                                                          ---------  --------  --------
            Net cash provided by operating activities        96,451    56,538    58,007
                                                          ---------  --------  --------
Cash flows from investing activities:
  Additions to property, plant and equipment                (13,814)  (33,402)  (43,317)
  Inventory to be converted into equipment for
    short-term rental                                         4,250    (3,865)      500
  Dispositions of property, plant and equipment               2,869     2,773     2,207
  Businesses acquired in purchase transactions,
    net of cash acquired                                       -       (4,240)   (2,909)
  Proceeds from sale of KCIMS division                       65,300      -         -
  Cash receipts from finance lease receivables                7,600     6,510     5,418
  Increase in finance lease receivables                      (9,161)   (6,929)   (9,657)
  Decrease (increase) in other assets                        (9,230)   (4,412)      600
                                                          ---------  --------  --------
            Net cash provided (used) by investing
                       activities                            47,814   (43,565)  (47,158)
                                                          ---------  --------  --------
Cash flows from financing activities:
  Borrowings (repayments) of notes payable and
    long-term obligations                                  (102,625)    7,277    (7,012)
  Repayments of capital lease obligations                    (2,382)   (3,526)   (4,549)
  Proceeds from the exercise of stock options                   915       632     2,144
  Payments for retirement of preferred stock                   -       (3,452)     -
  Purchase and retirement of treasury stock                  (1,157)   (2,951)      (65)
  Cash dividends paid to shareholders                        (6,588)   (6,664)   (6,326)
  Other                                                        (791)     (101)      236
                                                          ---------  --------  --------
            Net cash used by financing activities         (112,628)    (8,785)  (15,572)
                                                          ---------  --------  --------
Effect of exchange rate changes on cash and cash
  equivalents                                                 1,324      (871)     (505)
                                                          ---------  --------  --------
Net increase (decrease) in cash and cash equivalents         32,961     3,317    (5,228)
Cash and cash equivalents beginning of year                  10,280     6,963    12,191
                                                          ---------  --------  --------
Cash and cash equivalents end of year                     $  43,241  $ 10,280  $  6,963
                                                          =========  ========  ========

See accompanying notes to consolidated financial statements.


                                  FIFTEEN

                   KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                 Consolidated Statements of Capital Accounts
                     Three Years Ended December 31, 1994
                    (in thousands, except per share data)

                                                                                                                 Notes
                                                                           Cumulative                          receivable
                                                                            foreign                          from officers
                                                   Additional               currency                 Loan     for exercise
                               Preferred   Common   paid-in     Retained   translation  Treasury      to        of stock
                                 stock     stock    capital     earnings   adjustment    stock       ESOP       options
Balances at December 31, 1991   $ 3,034     $45     $11,589     $ 94,519    $   491     $(5,494)   $(1,683)     $ (285)
Net earnings                       -          -        -          28,512       -           -          -           -
Exercise of stock options          -          -       2,144         -          -           -          -           -
Tax benefit realized from
  stock option plan                -          -       1,291         -          -           -          -           -
Accretion of preferred stock        273       -        -            (273)      -           -          -           -
Treasury stock purchased           -          -        -            -          -            (65)      -           -
Cash dividends on common and
  preferred stock - $.1425
  per share                        -          -        -          (6,326)      -           -          -           -
Payments on loan to ESOP           -          -        -            -          -           -           502        -
Foreign currency translation
  adjustment                       -          -        -            -        (1,154)       -          -           -
                                -------     ---     -------     --------    -------     -------    -------      ------
Balances at December 31, 1992     3,307      45      15,024      116,432       (663)     (5,559)    (1,181)       (285)
Net earnings                       -          -        -           8,062       -           -          -           -
Exercise of stock options          -          1         631         -          -           -          -           -
Forgiveness of officer
  receivable                       -          -        -            -          -           -          -            225
Tax benefit realized from
  stock option plan and other
  equity transactions              -          -       3,148         -          -           -          -           -
Accretion of preferred stock        145       -        -            (145)      -           -          -           -
Treasury stock purchased           -          -        -            -          -         (2,951)      -           -
Cash dividends on common and
  preferred stock - $.15 per
  share                            -          -        -          (6,664)      -           -          -           -
Payments on loan to ESOP           -          -        -            -          -           -           526        -
Purchase and retirement of
  preferred stock                (3,452)      -        -            -          -           -          -           -
Foreign currency translation
  adjustment                       -          -        -            -          (939)       -          -           -
                                -------     ---     -------     --------    -------     -------    -------      ------
Balances at December 31, 1993      -         46      18,803      117,685     (1,602)     (8,510)      (655)        (60)
Net earnings                       -          -        -          64,383       -           -          -           -
Exercise of stock options          -          -         803         -          -           -          -           -
Forgiveness of officer
  receivable                       -          -        -            -          -           -          -             60
Tax benefit realized from
  stock option plan and other
  equity transactions              -          -         112         -          -           -          -           -
Treasury stock purchased           -          -        -            -          -         (1,157)      -           -
Treasury stock retired             -         (2)     (9,665)        -          -          9,667       -           -
Cash dividends on common stock                -
  $0.15 per share                  -          -        -          (6,588)      -           -          -           -
Payments on loan to ESOP           -          -        -            -          -           -           655        -
Foreign currency translation
  adjustment                       -          -        -            -         1,448        -          -           -
                                -------     ---     -------     --------    -------     -------    -------      ------
Balances at December 31, 1994   $  -        $44     $10,053     $175,480    $  (154)    $  -       $  -         $ -
                                =======     ===     =======     ========    =======     =======    =======      ======

See accompanying notes to consolidated financial statements.


                                 SIXTEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     (In thousands, except per share data)

NOTE 1.  Summary of Significant Accounting Policies

     (a)  Principles of Consolidation:

          The consolidated financial statements include the accounts of Kinetic Concepts, Inc. ("KCI") and all subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of amounts related to prior years have been made to conform with the 1994 presentation, principally rental and selling, general and administrative expenses.

          The Company is a leading manufacturer and distributor of specialized therapeutic beds and unique medical devices to select health care providers. Most of the Company's customers are health care providers, primarily hospitals and extended care facilities throughout the U.S. and certain international markets. Receivables from these entities are unsecured.

          The Company operates in eight foreign countries including Canada, Germany, the United Kingdom, the Netherlands, France, Austria, Switzerland and Australia (see Note (12)).

     (b)  Revenue Recognition:

          Service and rental revenue are recognized as services are rendered. Sales and other revenue are recognized when products are shipped. In addition, the Company leases certain medical equipment under long-term lease agreements which are accounted for as direct financing leases. Unearned interest is amortized to income over the term of the lease using the interest method.

     (c)  Cash and Cash Equivalents:

          The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

     (d)  Inventories:

          Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental has been reclassified to property, plant and equipment.

          On January 1, 1994, the Company changed its method of applying overhead to inventory. Historically, a single labor overhead rate and a single materials overhead rate were used in valuing ending inventory. Labor overhead was applied as labor was incurred while materials overhead was applied at the time of shipping. During 1993, the Company completed a study to more precisely determine the labor overhead which should be applied to specific products, parts and accessories which resulted in the adoption of four separate labor overhead pools, and the application of materials overhead upon the receipt of materials.

          The Company believes that the change in the application of this accounting principle is preferable because it more accurately assigns overhead costs to the products, parts and accessories which benefit from the related activities and thus improves the matching of costs with revenues in reporting operating results.

          The change in the application of this accounting principle resulted in an increase in net earnings of $742 (after reduction of income taxes of $455), or $0.02 per share, which reflects the cumulative effect of this change for the periods prior to January 1, 1994.
          The proforma effects of the retroactive application of the change in accounting principle have not been disclosed because the effects cannot be reasonably estimated. The effect of the change for the period ended December 31, 1994 on the results of operations before the cumulative effect of the change is not material.

     (e)  Property, Plant and Equipment:

          Property, plant and equipment are stated at cost. Betterments which extend the useful life of the equipment are capitalized.

     (f)  Depreciation and Amortization:

          Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (thirty to forty years for the buildings and between three and ten years for most of the Company's other property and equipment) of the assets.

     (g)  Goodwill:

          Goodwill represents the excess purchase price over the fair value of net assets acquired and is amortized over five to thirty-five years from the date of acquisition using the straight-line method.

          The carrying value of goodwill is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis, technological advantage or disadvantage, and the strategic focus of the Company.

     (h)  Other Assets:

          Other assets consist principally of patents, trademarks, cash and investments restricted for use by the Company's captive insurance company, and the estimated residual value of assets subject to a leveraged lease. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method.

     (i)  Income Taxes:

          The Company recognizes certain transactions in different time periods for financial reporting and income tax purposes.
          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The provision for deferred income taxes represents the change in deferred income tax accounts during the year.

     (j)  Common Stock and Earnings Per Common and Common Equivalent Share:

          Earnings per common and common equivalent share are computed by dividing net earnings (after deducting preferred stock dividends and accretion) by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the treasury stock method). Earnings per share computed on a fully diluted basis is not presented as it is not significantly different from earnings per share computed on a primary basis.

     (k)  Insurance Programs:

          In 1993, the Company established the KCI Employee Benefits
          Trust (the "Trust") as a self-insurer for certain risks related to the Company's U.S. employee health plan and certain other benefits. The Company funds the Trust based on the value of expected future payments, including claims incurred but not reported. The Company has purchased insurance which limits the Trust's liability under the benefit plans.

          During 1993, the Company formed a wholly-owned captive insurance company, KCI Insurance Company, Ltd. (the "Captive"). The Captive reinsures the primary layer of commercial general





                                  SEVENTEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Continued)
                     (In thousands, except per share data)

          liability, workers compensation, and auto liability insurance for certain operating subsidiaries of the Company. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred based on actuarial reviews. The Company has obtained insurance coverage for catastrophic exposures as well as those risks required to be insured by law or contract.

     (l)  Foreign Currency Translation:

          The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period.


NOTE 2.  Acquisitions and Dispositions

     On September 30, 1994, KCI Therapeutic Services, Inc. ("KCTS"), a wholly-owned subsidiary of the Company, sold certain assets (the "Assets") used exclusively by KCTS' Medical Services Division (the "Medical Services Division") to Mediq/PRN Life Support Services-I, Inc. ("Buyer") under an Asset Purchase Agreement. Upon consummation of this transaction, the Buyer acquired the Assets and assumed certain liabilities of the Medical Services Division. The sales price was approximately $84,093. In conjunction with the sale, KCTS and its affiliates agreed not to rent or distribute a portfolio of critical care and life support equipment for 5 years.

     Gross proceeds included a cash payment of approximately $65,300 and promissory notes in the aggregate principal amount of $18,793. The net proceeds of $72,823, pretax gain of $10,121, and after-tax net loss of $2,480 were calculated, as follows:

          Cash                                    $ 65,300
          Notes receivable (See Note (3))            9,852
          Fees and commissions                      (2,329)
                                                  --------
            Net proceeds                            72,823
          Equipment and inventory sold             (38,959)
          Goodwill                                 (25,778)
          Accounts receivable provision               (479)
          Capital leases assumed                     2,514
                                                  --------
            Pretax gain on disposition              10,121
                                                  --------
          Tax expense                              (12,601)
                                                  --------
            Net loss on disposition               $ (2,480)
                                                  ========

     Tax expense exceeded the pretax gain amount due to the nondeductibility of $25.8 million in unamortized goodwill. In addition, the Asset Purchase Agreement includes a provision for a post-closing adjustment which may result in a reimbursement to the Buyer for a portion of the purchase price. The adjustment occurs if actual inventory, or equipment levels are found to be lower than levels specified in the Asset Purchase Agreement. Interest accrues at the rate of 8% on any required payment. As of December 31, 1994, the Company provided a liability related to this post-closing adjustment calculation.

     Assuming the sale was consummated as of the beginning of the current and prior fiscal year, pro forma operating results of the Company would be as follows:

                                                Year Ended December 31,
                                                -----------------------
                                                    1994       1993
                                                  --------   --------
    Revenue                                       $225,800   $212,882
    Net earnings                                    68,269      8,064
    Earnings per share                               $1.55      $0.18
    Shares used                                     44,143     44,627


    In June, 1993, the Company acquired the operating assets of Clinical Systems, Inc. ("CSI"), a provider of intravenous services and supplies to the home health care market, from a bank for $4.2 million, including direct acquisition costs. The Company recognized the excess cost of the assets acquired over the estimated fair value of such assets ("goodwill") of $1.4 million which was being amortized over 15 years. The net assets of CSI were sold as part of the sale of the Medical Services Division and the unamortized goodwill was written off.

    In December, 1992, the Company acquired the assets of Medical Retro Design, Inc. ("MRD"), a hospital bed refurbishment company for $1.1 million plus a continuing ten percent (10%) equity interest in the operations. The equity interest was subject to a put option for $1 million. In June, 1993, the put option was exercised by its holder. In 1994, since the Company adopted a plan to liquidate the assets of this subsidiary, goodwill of $1.5 million associated with MRD was written off. This write-off was treated as an unusual item.

    On April 23, 1993, KCI sold a 33% interest in MRD for $600. The purchaser's investment, net of its interest in operating loss, has been reported on the balance sheet as minority interest.

    Detail of businesses acquired in purchase transactions is as follows:

                                               1993        1992
                                              ------      ------
         Fair value of assets acquired,
           including goodwill                 $5,103      $2,849
         Liabilities assumed                    (863)        (27)
         Minority interest                        -         (990)
         Amounts paid in 1992 for 1991
           acquisitions                           -        1,077
                                              ------      ------
         Net cash paid for acquisitions       $4,240      $2,909
                                              ======      ======

    These acquisitions have been accounted for under the purchase method and results of operations are included in the Company's results of operations from the date of acquisition.


                                   EIGHTEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Continued)
                     (In thousands, except per share data)


NOTE 3.  Notes Receivable

     Notes receivable at December 31, 1994, consist of notes received from Mediq/PRN as part of the proceeds on the sale of the Medical Services Division effective September 30, 1994. The values of the various notes receivable for accounting purposes are described below:


                                                        Year Ended December 31, 1994
                                                        ----------------------------
                                                        Principal    Stated Interest
                                                         Balance          Rate
                                                        ---------       --------
     Note from Mediq/PRN Life Support Services,
       Inc. due in 10 equal monthly installments
       beginning December, 1994                          $ 5,404            -

     Notes from PRN Holding, Inc. with interest
       due quarterly beginning March, 1996 and
       principal due September, 1999                      10,000           10%

     Note from Mediq/PRN Life Support Services,
       Inc. due in 12 equal monthly installments
       beginning December, 1994                            2,734            8%

     Miscellaneous                                             4            -
                                                         -------
     Total                                               $18,142
     Less discount and valuation allowance                (8,941)
     Less amounts classified as current                   (6,014)
                                                         -------
     Notes receivable, noncurrent                        $ 3,187
                                                         =======

     At the time of the sale, the Company received an opinion from an independent investment banker on the notes receivable which was used to arrive at the carrying values. The Company believes that the carrying amounts for notes receivable are reasonable estimates of the related fair values.


NOTE 4.  Supplemental Balance Sheet Data

     A summary of accounts receivable follows:

                                                          December 31,
                                                    -----------------------
                                                      1994           1993
                                                    --------       --------
          Trade accounts receivable                 $ 61,722       $ 69,284
          Employee and other receivables               2,334          2,088
                                                    --------       --------
                                                      64,056         71,372
          Less allowance for doubtful receivables      8,600          7,500
                                                    --------       --------
                                                    $ 55,456       $ 63,872
                                                    ========       ========


     Inventories are comprised of the following:


                                                          December 31,
                                                    -----------------------
                                                      1994           1993
                                                    --------       --------
          Finished goods                            $  3,086       $  5,902
          Work in process                              1,642          1,546
          Raw materials, supplies and parts           17,689         21,954
                                                    --------       --------
                                                      22,417         29,402
            Less amounts expected to be converted
            into equipment for short-term rental       4,250          8,500
                                                    --------       --------
                                                    $ 18,167       $ 20,902
                                                    ========       ========


     Net property, plant and equipment consists of the following:


                                                          December 31,
                                                    -----------------------
                                                      1994           1993
                                                    --------       --------
          Land                                      $    742       $    752
          Buildings                                    9,882         10,016
          Equipment for short-term rental            117,745        199,561
          Machinery, equipment and furniture          29,041         27,380
          Leasehold improvements                         633            635
          Inventory to be converted into equipment     4,250          8,500
                                                    --------       --------
                                                     162,293        246,844
          Less accumulated depreciation
           and amortization                          110,936        133,242
                                                    --------       --------
                                                    $ 51,357       $113,602
                                                    ========       ========


     Accrued expenses consist of the following:

                                                            December 31,
                                                     ----------------------
                                                       1994           1993
                                                     -------        -------
          Payroll, commissions and related taxes     $11,450        $ 7,875
          Insurance accruals                           4,143          3,530
          Accruals related to disposition of
             Medical Services Division                 1,524             -
          Other accrued expenses (Note (11))          10,163         13,094
                                                     -------        -------
                                                     $27,280        $24,499
                                                     =======        =======

     The carrying amount of financial instruments in current assets and current liabilities approximate fair value because of the short maturity of these instruments.

NOTE 5.  Equipment Leases

     The Company leases medical equipment to hospitals, nursing homes, doctors and others through a wholly-owned subsidiary, KCI Financial Services, Inc. Equipment leases that meet the criteria for direct financing leases are carried at the gross investment in the lease less unearned income. Any equipment which does not meet the criteria for a direct financing lease is accounted for as an operating lease. Operating leases are usually for one to three year periods. The medical devices under the operating leases are included with property, plant and equipment in the accompanying December 31, 1994 and 1993 balance sheets at a cost of approximately $3,427 and $5,364 and accumulated depreciation of approximately $1,210 and $2,086, respectively.

     Future minimum lease receivables under noncancelable leasing arrangements as of December 31, 1994 are as follows:

                                                   Finance    Operating
                                                   lease       leases
     Year Ended                                  receivables  receivable
     ----------                                  -----------  ----------
     1995                                          $ 8,766       $1,041
     1996                                            5,032          624
     1997                                            2,537          340
     1998                                            1,000           66
     1999                                              521          -
                                                   -------       ------
     Minimum lease payment receivables              17,856       $2,071
     Estimated residual value of leased                          ======
       property                                        519
     Less unearned income                           (2,773)
     Less allowance for doubtful accounts             (309)
                                                   -------
     Net investment in finance lease
       receivables                                  15,293
     Less current portion                           (8,051)
                                                   -------
     Long-term portion                             $ 7,242
                                                   =======

     The carrying amounts of these leases approximate their fair market value.


NOTE 6.  Note Payable and Long-Term Obligations

     KCI Financial Services, Inc., a wholly-owned subsidiary of the Company, currently has a note payable which provides for borrowings up to a maximum of $5,000 with a bank. The obligation stipulates that a part of the outstanding balance be due on demand with the remaining balance being due under a term loan. At December 31, 1994 and 1993, $1,878 and $2,144, respectively, was due on demand on the note payable. The term loan portion of this obligation is included in long-term obligations following. Interest on the note payable is at the bank's base lending rate plus one-half of one percent (9.0% at December 31, 1994).




                                   NINETEEN

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Continued)
                     (In thousands, except per share data)


     A summary of long-term obligations follows:

                                                           December 31,
                                                       ------------------
                                                        1994       1993
                                                       ------    --------
      Term loan due in semiannual
        principal installments
        through August, 1996                           $ -       $ 50,000

      Revolving credit facility due
        February, 1997                                   -         51,000

      Nonrecourse notes payable to financial
        institutions, interest rates ranging
        from 10.5% to 13.5%, payable through
        October 1998                                      891       2,560

      Other notes                                       5,155       4,845
                                                       ------    --------
                                                        6,046     108,405
      Less current installments                         3,410       8,872
                                                       ------    --------
           Long-term obligations, excluding
             current installments                      $2,636    $ 99,533
                                                       ======    ========

          On December 17, 1993, the Company entered into a revolving credit and term loan agreement (the "Credit Agreement") with a bank as agent for itself and certain other financial institutions. The Credit Agreement was subsequently amended on September 30, 1994 and provides for a $45 million three-year revolving credit facility (the "Revolver"). Any advances under the Revolver are due in February, 1997. At December 31, 1994, the entire $45 million was available under the Credit Agreement.

          The interest rate payable on borrowings under the Credit Agreement is at the election of the Company: (i) the Bank's reference rate (the "Reference Rate"), (ii) the London interbank offered rate quoted to the Bank, for one, two, three or six month Eurodollar deposits adjusted for appropriate reserves ("LIBOR") plus 75 to 150 basis points, or (iii) the secondary market rate for 30-, 60-, 90-, or 180-day certificates of deposit (the "CD Rate") plus 87.5 to
          162.5 basis points. The interest rate available to the Company under the LIBOR and CD rate options varies depending upon the Company's ratio of total debt to earnings before interest and taxes plus depreciation and amortization.

          The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets. The Credit Agreement also contains certain events of default, includes certain provisions governing a change in control of the Company and establishes various fees to be paid by the Company. At December 31, 1994, the Company was in compliance with all covenants.

          In the fourth quarter of 1993, the Company recorded an extraordinary item of $400, net of $267 tax benefit, or $0.01 per share related to the refinancing of its existing debt facility.

          The maturities of long-term obligations as of December 31, 1994 are as follows:

                                           Year ending December 31:
                    1995                              $3,410
                    1996                               1,701
                    1997                                 815
                    1998                                 120
                                                      ------
                                                      $6,046

     Any amounts borrowed under the Credit Agreement are secured by a first lien on substantially all assets of the Company and a pledge of the stock of the U.S. subsidiaries of the Company. In addition, under the Credit Agreement, the banks have a negative pledge on the Company's and its U.S. subsidiaries' other assets.

     The carrying value of the Company's long-term obligations approximates their fair value based on current rates for similar types of debt.

     Interest paid on debt during 1994, 1993 and 1992 amounted to $5,421, $7,021 and $6,664, respectively.

NOTE 7.  Leasing Obligations

     At December 31, 1993, the gross amount of rental equipment under capital leases totaled $12,959 and related accumulated depreciation totaled $7,672, respectively.

     The Company also leases service vehicles, office space, various storage spaces and manufacturing facilities under noncancelable operating leases which expire at various dates over the next six years. Total rental expense for operating leases, net of sublease payments received, was $10,858, $11,100 and $11,067 for the years ended December 31, 1994, 1993 and 1992, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1994 are as follows:


                                                       Operating
        Year Ended                                       leases
        ----------                                     ---------
           1995                                         $ 5,921
           1996                                           3,324
           1997                                           1,478
           1998                                             721
           1999                                             319
           Later years                                       16
                                                        -------
           Total minimum lease payments                 $11,779
                                                        =======

NOTE 8.  Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $450 was determined as of January 1, 1993, and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993. The 1992 financial statements have not been restated to apply the provisions of Statement 109.

     Earnings before income taxes consists of the following:

                                        Year Ended December 31,
                                ---------------------------------------
                                  1994           1993             1992
                                --------        -------         -------
           Domestic             $110,287        $10,022         $41,270
           Foreign                 9,263          4,605           6,647
                                --------        -------         -------
                                $119,550        $14,627         $47,917
                                ========        =======         =======



                                    TWENTY

                   KINETIC CONCEPTS, INC. AND SUBSIDIARIES
           Notes to Consolidated Financial Statements - (Continued)
                    (In thousands, except per share data)


     Income tax expense attributable to income from continuing operations consists of:

                                      Year Ended December 31, 1994
                                 ---------------------------------------
                                 Current        Deferred          Total
                                 -------        ---------        -------
           Federal               $56,697        $(11,031)        $45,666
           State                   8,212            (756)          7,456
           International           3,282             -             3,282
                                 -------        --------         -------
                                 $68,191        $(11,787)        $56,404
                                 =======        ========         =======

                                       Year Ended December 31, 1993
                                 ---------------------------------------
                                 Current        Deferred          Total
                                 -------        --------         -------
           Federal               $ 4,483        $(1,071)         $ 3,412
           State                   1,565           (574)             991
           International           2,710             62            2,772
                                 -------        -------          -------
                                 $ 8,758        $(1,583)         $ 7,175
                                 =======        =======          =======

                                       Year Ended December 31, 1992
                                 ---------------------------------------
                                 Current        Deferred          Total
                                 -------        --------         -------
           Federal               $15,391        $(1,492)         $13,899
           State                   3,216         (1,019)           2,197
           International           3,309            -              3,309
                                 -------        -------          -------
                                 $21,916        $(2,511)         $19,405
                                 =======        =======          =======


     Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the statutory tax rate of 35 percent in 1994 and 1993, and 34 percent in 1992 to pretax income from continuing operations as a result of the following:

                                                  Year Ended December 31,
                                            -----------------------------------
                                             1994          1993          1992
                                            -------       -------       -------
        Computed "expected"
          tax expense                       $41,843       $ 5,119       $16,292
        Goodwill                              9,307           824           787
        State income taxes, net
          of Federal benefit                  4,846           644         1,449
        Loss in majority-owned
          subsidiary                             -            802            -
        Effect of change in tax rates
          on temporary differences               -            250            -
        Foreign income taxed at other
          than U.S. rates                       350         1,159           528
        Utilization of foreign net
          operating loss carryforwards         (814)       (1,319)           -
        Nonconsolidated foreign net
          operating loss                        566            -             -
        Foreign, other                          271          (135)          250
        Effect of change in inventory
          accounting method                     455            -             -
        Other, net                             (420)         (169)           99
                                            -------       -------       -------
                                            $56,404       $ 7,175       $19,405
                                            =======       =======       =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and December 31, 1993 are presented below:

     Deferred tax assets:

                                                             1994       1993
                                                            -------    -------
     Accounts receivable, principally due to allowance
       for doubtful accounts                                $ 3,083    $ 2,133
     Intangible assets, deducted for book purposes but
       capitalized and amortized for tax purposes                51        429
     Net operating loss carryforwards                         1,193      1,316
     Inventories, principally due to additional costs
       inventoried for tax purposes pursuant to the
       Tax Reform Act of 1986                                 1,064         31
     Notes receivable, basis difference                         679          -
     Nondeductible loss in subsidiary                             -        628
     Legal fees, capitalized and amortized for tax
       purposes                                                 672          -
     Other                                                      139        122
                                                            -------    -------
               Total gross deferred tax assets                6,881      4,659
               Less valuation allowance                      (1,193)    (1,944)
                                                            -------    -------
               Net deferred tax assets                        5,688      2,715

     Deferred tax liabilities:

     Plant and equipment, principally due to differences
       in depreciation and basis                             (1,032)    (8,978)
     Accrued liabilities, not currently deductible for
       tax purposes                                            (256)      (463)
     Deferred state tax liability                              (144)      (900)
     Other                                                     (179)       (84)
                                                            -------   --------
               Total gross deferred tax liabilities          (1,611)   (10,425)
                                                            -------   --------
               Net deferred tax asset (liability)           $ 4,077   $ (7,710)
                                                            =======   ========

     At December 31, 1994, the Company had $1.6 million of operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards must be utilized within the applicable carryforward periods. A valuation allowance has been provided for the deferred tax assets related to loss carryforwards. Carryforwards of $600 can be used indefinitely and the remainder expire during 1995 through 2000.

     The Company anticipates that the reversal of existing taxable temporary differences and future taxable income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets.

     Income taxes paid during 1994, 1993, and 1992 were $57,349, $13,301 and $20,499, respectively.

NOTE 9.  Shareholders' Equity and Employee Benefit Plans

     Common Stock

     The Company is authorized to issue 100,000 shares of Common Stock, $.001 par value (the "Common Stock"). The number of shares of Common Stock issued and outstanding at the end of 1994 and 1993 was 43,921 and 45,501, respectively.

     Treasury Stock

     In February, 1993, the Company's Board of Directors approved a program to repurchase up to 3,000 shares of its Common Stock. The Company repurchased 237 shares during 1994 and 582 shares during 1993. In 1994, the Company's Board of Directors adopted a resolution to return all repurchased shares to the status of authorized but unissued shares. In accordance with this resolution, the Company retired 1,779 treasury shares during 1994.


                                  TWENTY ONE

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Continued)
                     (In thousands, except per share data)

     Redeemable Preferred Stock

     The Company is authorized to issue up to 20,000 shares of Redeemable Preferred Stock, par value $0.001 per share, in one or more series. As of December 31, 1994 and December 31, 1993, none were issued.

     Options

     The 1987 Kinetic Concepts, Inc. Key Contributor Stock Option Plan (the "Key Contributor Stock Option Plan") covers up to an aggregate of 5,750 shares of the Company's Common Stock. Options may be granted under the Key Contributor Stock Option Plan to employees (including officers), non-employee directors and consultants of the Company. The exercise price of the options is determined by a committee of the Board of Directors of the Company. The Key Contributor Stock Option Plan permits the Board of Directors to declare the terms for payment when such options are exercised. Options may be granted with a term not exceeding ten years.

     The following table summarizes the activity in the Company's Key Contributor Stock Option Plan:

                                                       Option Price
                                         Shares         Per Share
                                         ------      -----------------
     Outstanding, January 1, 1992        2,122       $2.75   to $10.00
     Granted                               515       $8.1875 to $8.625
     Canceled                             (204)      $3.50   to $10.00
     Exercised                            (631)      $2.75   to $5.75
                                         -----
     Outstanding, December 31, 1992      1,802       $3.00   to $8.625
     Granted                             1,212       $3.75   to $7.625
     Canceled                             (346)      $3.50   to $8.1875
     Exercised                             (62)      $3.50   to $5.75
                                         -----
     Outstanding, December 31, 1993      2,606       $3.00   to $8.625
     Granted                             2,116       $3.375  to $6.00
     Canceled                           (1,556)      $3.50   to $8.625
     Exercised                            (199)      $3.50   to $5.75
                                         -----
     Outstanding, December 31, 1994      2,967       $3.00   to $8.625
                                         =====

     As of December 31, 1994 and 1993, 1,083 and 819 options were exercisable and 1,423 and 733 shares were available for future grants, respectively.

     The 1988 Kinetic Concepts, Inc. Directors Stock Option Plan (the "Directors Stock Option Plan") covers an aggregate of 300 shares of the Company's Common Stock and may be granted to non-employee directors of the Company. The exercise price of options granted under the Directors Stock Option Plan shall be the fair market value of the shares of the Company's Common Stock on the date that such option is granted. The following table summarizes the activity in the Directors Stock Option Plan:

                                                       Option Price
                                         Shares         Per Share
                                         ------      -----------------
     Outstanding, January 1, 1992         126        $ 4.125 to $13.25
     Granted                                8        $ 8.75  to $ 9.375
     Exercised                            (15)       $ 7.00
                                          ---
     Outstanding, December 31, 1992       119        $ 4.125 to $13.25
     Granted                                8        $ 4.50
     Exercised                            (57)       $ 7.00
     Lapsed                                (8)       $13.125 to $13.25
                                          ---
     Outstanding, December 31, 1993        62        $ 4.125 to $ 9.375
     Granted                                8        $ 3.75  to $ 4.50
     Exercised                             -         $  -
     Lapsed                                (8)       $ 5.00  to $ 5.250
                                          ---
     Outstanding, December 31, 1994        62        $ 3.75  to $ 9.375
                                          ===


     In July, 1991, the Company granted options to three non-employee directors of the Company to acquire a total of 30 shares of the Company's Common Stock at $5.00 per share (the fair market value at date of grant). At December 31, 1994, 20 options are exercisable and expire ten years from the grant date.

     In addition, in April, 1993, the Company granted a warrant to the Medical Retro Design minority interest holder to acquire 150 shares of the Company's common stock at $6.625 per share (the fair market value at date of grant). These options are exercisable and expire over a five-year period from such date.

     During 1994, the Chairman of the Board issued options for 440 of his shares at fair market value of $5.74 to the newly appointed Chief Executive Officer.

     Employee Stock Ownership Plan

     The Company has established an Employee Stock Ownership Plan (the "ESOP") covering employees of the Company who meet minimum age and length of service requirements. The ESOP enables eligible employees to acquire a proprietary interest in the Company. As of December 31, 1994, and December 31, 1993, 500 and 400 shares, respectively, of the stock owned by the ESOP were allocated to employees. Based on the number of shares planned to be allocated for the year, ESOP expense recorded during 1994, 1993, and 1992 amounted to $476, $594 and $590, including $5, $55 and $90 of interest expense related to a loan agreement with a bank, respectively.

     Investment Plan

     The Company has an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and the Company matches employee contributions up to a specified limit. In 1994, 1993 and 1992, $314, $308 and $318, respectively, was charged to expense for matching contributions.

NOTE 10. Commitments and Contingencies

     On February 21, 1992, Novamedix Limited filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse, which is marketed by KCI New Technologies, Inc. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. The Plaintiff seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material effect on the Company's financial statements.

     The Company is party to several lawsuits generally incidental to its business and is contesting adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the accompanying financial statements for estimated exposures related to these lawsuits and adjustments. In the opinion of management, the disposition of these items will not have a material effect on the Company's financial statements.

     See discussion of self-insurance program at Note (1) and leases at Note
     (7).


                                  TWENTY TWO

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Continued)
                     (In thousands, except per share data)

NOTE 11. Unusual Items

     During the third quarter of 1994, the Company recorded a gain from the settlement of a patent infringement lawsuit brought against Support Systems International, Inc. (SSI). The settlement was $84.75 million. Net of legal expenses, this transaction added $81.6 million of pretax income to the 1994 results. In addition, a $10.1 million pretax gain from the sale of Medical Services was recognized. The Company recorded certain other unusual items, primarily planned dispositions of under-utilized rental assets and over-stocked inventories of $6.8 million.

     A summary of unusual items follows:

                                                             1994       1993
                                                             ----       ----
         SSI settlement, net of legal fees                $81,596    $     -
         Gain from KCIMS sale (Note (2))                   10,121          -
         Equipment and inventory write-downs               (4,045)     (4,850)
         Other charges                                     (2,804)     (1,855)
                                                          -------    --------

            Unusual items in operating earnings           $84,868    $ (6,705)
                                                          =======    ========

     During the fourth quarter of 1993, the Company recorded unusual items of $6.7 million. Adjustments to the carrying values of assets and liabilities, primarily related to planned dispositions of under-utilized rental assets and over-stocked inventories, totaling $4.8 million were charged to unusual items. Unusual items also includes provisions of $900 relating to losses anticipated for the relocation of certain operations as well as certain other severance costs. A provision for anticipated losses of $1 million related to product liability claims was also charged to unusual items when one of the Company's former insurance carriers was placed into receivership.

NOTE 12. Segment and Geographic Information

     The Company operates primarily in one industry segment: the distribution of specialty therapeutic beds and rental medical devices to select health care providers.

     A summary of financial information by geographic area is as follows:

                                          Domestic    Foreign     Eliminations    Consolidated
                                          --------    -------     ------------    ------------
     Year Ended December 31, 1994:
     Total revenue:
       Unaffiliated customers             $223,202    $46,444     $   -           $269,646
       Intercompany transfers                5,489       -           (5,489)          -
                                          --------    -------     ---------       --------
           Total                          $228,691    $46,444     $  (5,489)      $269,646
                                          ========    =======     =========       ========

     Operating earnings                   $117,368    $ 7,737     $  (1,027)      $124,078
                                          ========    =======     =========       ========
     Total assets:
       Identifiable assets                $156,248    $41,756     $  (8,514)      $189,490
       Corporate assets                   ========    =======     =========         43,241
                                                                                  --------

           Total assets                                                           $232,731
                                                                                  ========



     Year Ended December 31, 1993:
     Total revenue:
       Unaffiliated customers
                                          $229,301    $39,571     $   -         $268,872
       Intercompany transfers                3,644       -           (3,644)        -
                                          --------    -------     ---------     --------
                     Total                $232,945    $39,571     $  (3,644)    $268,872
                                          ========    =======     =========     ========

     Operating earnings                   $ 14,941    $ 6,073     $    (479)    $ 20,535
                                          ========    =======     =========     ========
     Total assets:
       Identifiable assets                $244,495    $37,285     $  (7,487)    $274,293
     Corporate assets                     ========    =======     =========       10,280
                                                                                --------
                     Total assets                                               $284,573
                                                                                ========

     Year Ended December 31, 1992:
     Total revenue:
       Unaffiliated customers             $238,464    $40,027     $    -        $278,491
       Intercompany transfers                3,891       -           (3,891)        -
                                          --------    -------     ---------     --------
       Total                              $242,355    $40,027     $  (3,891)    $278,491
                                          ========    =======     =========     ========

     Operating earnings                   $ 49,222    $ 6,728     $    (838)    $ 55,112
                                          ========    =======     =========     ========
     Total assets:
       Identifiable assets                $246,949    $43,294     $ (10,291)    $279,952
       Corporate assets                   ========    =======     =========        6,963
                                                                                --------
                     Total assets                                               $286,915
                                                                                ========

     Domestic intercompany transfers primarily represent shipments of equipment and parts to international subsidiaries. These intercompany shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist primarily of cash and cash equivalents.

NOTE 13. Quarterly Financial Data (Unaudited)

     The unaudited consolidated results of operations by quarter are summarized below:

                                            First    Second   Third    Fourth
                                            quarter  quarter  quarter  quarter
                                            -------  -------  -------  -------
     Year Ended December 31, 1994:
        Revenue                             $72,084  $67,751  $70,239  $59,572  (a)
        Operating earnings                    9,161    8,035   93,202   13,680  (b)
        Net earnings                          4,264    3,173   48,641    8,305  (b)
        Earnings per common and
          common equivalent share           $  0.10  $  0.07  $  1.10  $  0.19  (b)
                                            =======  =======  =======  =======

     Year Ended December 31, 1993:
        Revenue                             $69,963  $63,594  $67,803  $67,512
        Operating earnings (loss)            11,345    4,671    5,305     (786) (b)
        Net earnings (loss)                   6,192    1,503    1,324     (957) (b)
        Earnings per common and
          common equivalent share           $  0.14  $  0.03  $  0.03  $ (0.02) (b)
                                            =======  =======  =======  =======



     Year Ended December 31, 1992:
        Revenue                             $69,280  $66,818  $70,282  $72,111
        Operating earnings (loss)            14,257   12,659   13,951   14,245
        Net earnings                          7,208    6,320    7,305    7,679
        Earnings per common and common
          equivalent share                  $  0.16  $  0.14  $  0.16  $  0.17
                                            =======  =======  =======  =======

     (a) See discussion of acquisitions/dispositions at Note (2).
     (b) See discussion of unusual items at Note (11) and extraordinary item at Note (6).


                                 TWENTY THREE

                                        KINETIC CONCEPTS, INC. AND SUBSIDIARIES


                          Independent Auditors' Report


The Board of Directors and Shareholders
Kinetic Concepts, Inc.:

We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows and capital accounts for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes in 1993, and its method of applying overhead to inventory in 1994.


                                                           KPMG PEAT MARWICK LLP


San Antonio, Texas
February 14, 1995


                                 TWENTY-FOUR

                            DIRECTORS AND OFFICERS



BOARD OF DIRECTORS                              CORPORATE OFFICERS                         OPERATING DIVISION EXECUTIVES
JAMES R. LEININGER, M.D.                        JAMES R. LEININGER, M.D.                   CHRISTOPHER M. FASHEK
Chairman of the Board of Directors              Chairman of the Board of Directors         President
                                                                                           KCI Therapeutic Services, Inc.
RAYMOND R. HANNIGAN                             RAYMOND R. HANNIGAN
President and Chief Executive Officer           President and Chief Executive Officer      FRANK DI LAZZARO
                                                                                           President
PETER A. LEININGER, M.D.                        PETER A. LEININGER, M.D.                   KCI International, Inc.
Senior Vice President and                       Senior Vice President and
Chief Administrative Officer                    Chief Administrative Officer               JOSH H. LEVINE
                                                                                           Vice-President and General Manager
SAM A. BROOKS                                   BIANCA A. RHODES                           KCI Home Care Division
Chairman, National Imaging Affiliates, Inc.     Senior Vice President-Finance
                                                and Chief Financial Officer                DANIEL R. PUCHEK
FRANK A. EHMANN                                                                            President
Partner, RCS Health Care Partners, L.P.         DENNIS E. NOLL                             KCI New Technologies, Inc.
                                                Vice President-Legal,
BERNHARD T. MITTEMEYER, M.D.                    General Counsel and Secretary
Executive Vice President and Provost,
Texas Tech University                           FRANK DI LAZZARO
Health Science Center                           Vice President-Marketing

                                                JOHN H. VRZALIK
                                                Vice President-Engineering

________________________________________________________________________________

                             INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR                    LISTED                                     INVESTOR INFORMATION

Shareholder Services Division                   NASDAQ National Market System              Bianca A. Rhodes
First National Bank of Boston                                                              Senior Vice President-Finance
P.O. Box 1865                                   TICKER SYMBOL                              and Chief Financial Officer
Boston, MA  02105                                                                          210-524-9000
                                                KNCI

AUDITORS                                        MARKET PRICES OF COMMON STOCK              FORM 10K

KPMG Peat Marwick                                   1993          High           Low       A copy of the Company's Annual Report
112 East Pecan                                  -------------------------------------      on Form 10K as filed with the Securities
Suite 2400                                      March 31         10.375         7.000      and Exchange Commission is available
San Antonio, TX  78205                          June 30           7.250         4.250      without charge from Investor Relations,
                                                September 30      4.750         3.250      Kinetic Concepts, Inc., 8023 Vantage
                                                December 31       5.250         3.625      Drive, P.O. Box 659508, San Antonio,
Trademarks                                                                                 TX  78265-9508
                                                   1994           High           Low
RotoRest, FirstStep, HomeKair,                  -------------------------------------
NuTech, Continuum of Care, TriaDyne,            March 31          4.250         3.750      ANNUAL MEETING
BariKare, AirWorks Plus, Kinetic                June 30           4.250         3.375
Therapy and PlexiPulse are trade-               September 30      5.750         3.500      The Company's annual meeting of share-
marks of Kinetic Concepts, Inc.                 December 31       6.875         5.375      holders will be held on Tuesday, May 9,
                                                                                           1995 at 9:00 am (local time) at:
                                                                                           Embassy Suites Hotel , 7750 Briaridge,
(c) Copyright 1995 Kinetic Concepts, Inc.                                                  San Antonio, TX 78230
