Form 10-K, Exhibit 13
period 1995-12-31
KINETIC CONCEPTS INC /TX/
filed 1996-03-29
CIK 831967

Kinetic Concepts develops and markets innovative therapeutic healing systems that address skin breakdown, circulatory problems, and pulmonary complications. Our healing systems consist of specialty beds, mattress replacement systems, and related medical devices. We serve multiple care settings, both in the United States and abroad.

Table of contents
Letter to Shareholders              2-3
Change and KCI                      4-11
Financial Summary                   12-13
Management's Discussion and         14-20
Analysis
Financial Statements and Notes      21-31
Report of Independent Public        32
Accountants
Investor Information                Inside back cover


FINANCIAL HIGHLIGHTS
(in millions, except per     1995 1 1994 2   1993   1992   1991
share data)
---------------------------------------------------------------
Revenue                      $243.4 $269.6 $268.9 $278.5 $248.7

Operating earnings             43.8  124.1   20.5   55.1   48.8

Net Earnings                   28.4   64.4    8.1   28.5   24.8

Earnings per share              0.63   1.46   0.18   0.63   0.49

Cash flow provided by
operations                     56.8   96.5   56.5   58.0   60.2

   1 Results were negatively affected
     by $927,000 or $0.02 per share in
     non-recurring items.
   2 Results include $43.1 million or
     $0.98 per share from several
     non-recurring gains.

The health care industry is changing and that's good for Kinetic Concepts. There are more sick people than ever before, and they need solutions to their problems. That's good for Kinetic Concepts because our therapies have been proven effective in the lab and with the patient. Health care providers have to squeeze a dollar farther than ever before, and they need therapies that are cost effective. That's good for Kinetic Concepts because we not only save lives, we save money that can save more lives. And that's good for everyone.




Dear Fellow Shareholders,

Change continues to shape the health care industry. Driven by efforts to control health care spending at all levels, stemming the rise in medical costs has become a national priority. As a result, health care providers are consolidating at an unprecedented rate in order to gain operating synergies and purchasing leverage. The changing health care landscape has also affected the patient as care providers are increasingly turning the home into a place of healing.

Many of these changes can be good for both Kinetic Concepts and our industry. The growing emphasis on improved patient outcomes at a lower cost is really what Kinetic Concepts is all about. What's exciting about this change is that the marketplace is discovering what we've known all along -- prevention of serious medical complications is far more effective and less expensive than treating an illness once it develops.

Our annual report to you highlights four key changes in the health care industry and describes how these changes can benefit
KCI.  These changes are:

     1. The increased pressure on health care providers to reduce costs,
     2. The migration of patients away from acute care facilities into new care settings,
     3.   The consolidation of health care providers, and
     4.   The global focus on improved health care.

We have positioned KCI to embrace and take advantage of the changes in the marketplace. During the past two years we sold several underperforming assets, radically improved core operations and successfully settled a patent infringement lawsuit against a major competitor, all of which have enabled the profitability of our core business to rebound. This is best reflected by our earnings per share, which have increased 250% in the past two years.

One of the reasons we've improved our financial performance is that we've sharpened our marketing focus to emphasize the effectiveness of our products. Unlike many of our competitors, we can demonstrate the effectiveness of our products with our extensive collection of clinical research. These are studies conducted by teaching hospitals and other institutions that compare the medical efficacy of our specialty products with non-specialized treatment protocols. These studies overwhelmingly demonstrate that KCI's products produce patient outcomes much superior to traditional treatments. We call this our Clinical Advantage and it has been very successful in building awareness of Kinetic Concept's unique therapeutic benefits, as well as in easing the price erosion that has been common among providers of medical products and services.

Core business growth strategies - Each of our operating segments has a blueprint to ensure future revenue growth. Here's a look at what we are doing:

     Acute and Extended Care - To better serve the needs of our acute care and extended care markets, we have added KCI's TriaDyne critical care specialty bed and our BariKare bed for large patients to our continuum of surfaces. Strong demand for these premium products and our full product line have resulted in increased patient therapy days and higher average rental rates.

     Home Care - Since the start of 1995, we have served the growing home care market through top-quality partners such as Apria, American HomePatient and others. Shifting to a dealer network has let us build on each other's strengths as we participate in the growing home health care market with only minimal increases in our infrastructure.

     International - In late 1995 we opened sales offices in Italy and Sweden, bringing the number of international markets we serve to 10. Revenue growth from our international operations continues to outpace our domestic business, and we have strong global growth opportunities.

     Medical Devices -- During 1995, we introduced the PlexiPulse All-in-1 System to our product line. The PlexiPulse All-in-1 System is not only highly effective at preventing lower limb blood clotting, but it has the added benefit of lowering inventory and operating costs for facilities that offer this treatment. Late last year we also introduced our revolutionary wound closure device, The V.A.C., in the United States after its successful introduction in Europe 18 months ago.

One of the most exciting changes you'll see in 1996 is the introduction of vastly improved information systems. We have upgraded our financial information systems so that we now have real-time visibility into the operations of all of our service centers, each of our products and every one of our more than 6,000 customer accounts. In addition, our team members in the field are all connected to our Genesis system, which they use to collect patient data, track our assets and manage accounts. As we combine the information gathered through Genesis with our existing Odyssey wound management software program, we provide our customers with insights into their treatment protocols and likely patient outcomes that simply weren't available before.

In January 1996 we completed a successful secondary offering of nearly 8.8 million shares of our stock. The shares were held by the Leininger family and various charitable trusts, and their sale has greatly improved the liquidity of our company's stock. We welcome our new shareholders and hope that they share our enthusiasm for the future.

Another change we hope to see in 1996 is a sharpened focus by everyone at Kinetic Concepts on further improving our operating profit margins through revenue growth and cost controls. One thing, however, that will not change in 1996 is our emphasis on recruiting, developing, training and motivating skilled and competent KCI team members. Our successes reflect the involvement of every single individual in this company. We both believe that our future successes will rest on the quality, integrity and competence of our dedicated team members. We'd like to finish this letter by once again thanking and commending our team members who share our mission, beliefs and core values.




/s/ JAMES R. LEININGER, M.D.           /s/ RAYMOND R. HANNIGAN
____________________________           _____________________________
Chairman of the Board of Directors      President and Chief Executive
                                        Officer




#1 -- Increased pressure on costs and patient outcomes.

      Cost containment efforts have spread across all aspects of the health care industry. Both private and government reimbursement programs are moving toward systems where facilities receive a fixed payment, based on each patient's diagnosis, to cover all medical expenses. Expenses that exceed the fixed amount are paid by the facility, not the patient. This type of system puts tremendous pressure on facilities to eliminate additional treatment costs due to secondary patient complications such as pneumonia or pressure ulcers.

      Kinetic Concepts has a full line of products that prevent and treat the medical complications that patients often encounter in a hospital or nursing home. The cost of using these products is far less than the alternate cost of treating a complication once it develops. For example, the company's Kinetic Therapy products rotate the patient laterally at least 40 degrees to each side. This therapy has been demonstrated to dramatically reduce the incidence of hospital-acquired pneumonia as well as reduce the length of time spent in a hospital or intensive care unit, all at a cost of less than $200 per day. In contrast, a case of pneumonia can easily add $18,000 to the cost of a patient's stay in a hospital.

     We prove the effectiveness of our therapies to our customers with an extensive collection of clinical studies published in respected peer reviewed medical journals. These studies support the cost effectiveness of our products and provide the necessary outcome data demanded by health care providers.

      Being able to provide cost savings is important in light of efforts to control the federal government's expenditures on health care. Even through we usually receive payment for our products from a facility, approximately 35% of our total revenue ultimately comes from Medicare or Medicaid. Our ability to meet the demands of government reimbursement programs for cost effectiveness is more important than ever.


              KINETIC THERAPY'S COST ADVANTAGE

Treatment Outlook for a     With Kinetic     Without Kinetic
Critically Ill Blunt           Therapy           Therapy
Trauma Victim
------------------------------------------------------------
Days on a ventilator              4                 7
Days in intensive care            5                 8
Total days in hospital           20                45
Total cost of hospital
stay                          $33,500           $51,500
____________________________________________________________

Kinetic Therapy Cost                    $18,000
Savings
------------------------------------------------------------
Kinetic Therapy can greatly reduce a patient's cost of care by reducing the total time spent in a hospital as well as the costly intensive care unit.


We have the most extensive collection of clinical research studies in our industry. Care providers look to these studies to be sure that when they prescribe a Kinetic Concepts therapy, they can be certain that it will deliver the desired outcome.

(Photo of TriaDyne specialty bed) Critical care patients take a turn for the better on the KCI TriaDyne. It's Kinetic Therapy rotates the patient to keep lungs clear of fluids and keep pneumonia at bay while its percussion and pressure relief features speed recovery, increase comfort and ease the workload for nurses.

# 2 -- Migration of patients away from acute care facilities

       Prompted by cost reduction pressures from government reimbursement programs, private insurers and managed care organizations, health care is now readily available in a wide variety of settings. The role of traditional hospitals has been somewhat reduced to more specific functions such as emergency and specialty units. Most rehabilitation now occurs in extended care settings as well as in the home.

      We are able to provide therapies to patients in these non-acute care settings through our national distribution network and a broad product line that provides our Continuum of Care. Our products range from specialty beds such as the TriaDyne, which is designed for severely injured patients, to inflatable mattress overlays designed for use in the home. We also have 250 full-time clinicians on our team who make regular patient rounds and who offer insights into the appropriate surfaces for a patient entering a new care setting. Our broad product line and clinical data give us the tools to access patients across all care settings. With an increasing number of patients covered by managed care systems, the ability to provide a seamless transition for a patient's movement from hospital to rehabilitation center to home is essential.

      The home is gaining importance as a care setting. Changes in federal reimbursement programs as well as commercial payor sources have made our therapies more widely accessible in the home market. We are capitalizing on the growth of home health care by accessing these patients through independent medical equipment dealers. We currently have more than 700 dealer distribution points, and we plan to double that number during 1996 to take advantage of this growing market.

Changes in Care Settings for  Acute     Extended  Home
a Typical Patient on
Mechanical Ventilation
1985                          20 Days   20 Days   8 Days
1995                          4 Days    14 Days   30 Days

Care providers are moving patients to the least expensive care setting as soon as possible. Shown to the right are just a few of the more than two patient support dozen products KCI offers to speed healing.

Nature has an answer for everything, but sometimes it needs some help. The PlexiPulse All-in-1 System duplicates the natural blood-pumping action of walking for patients who are confined to a bed. Keeping the blood moving prevents dangerous clots from forming, so patients can get back on their feet.

#3 -- Consolidation of health care providers and national group purchasing organizations

Consolidation of health care providers and national group purchasing organizations (GPOs) within the health care industry has greatly increased the number of patients whose care is covered by a national organization. This increased patient base in turn gives the providers and GPOs increased purchasing leverage. These organizations not only want favorable pricing, they want to deal with as few vendors as possible to minimize their operating costs.

      This  trend  towards consolidation is a  plus  for  Kinetic
Concepts because our national distribution system and broad product line are key differentiators that set us apart from our competitors. Our broad range of products meets the changing support surface needs of a patient across all care settings, and we have tailored our distribution network to meet the unique needs of our customers.

Acute and extended care: We maintain a network of 143 service centers across the United States that are on call 24 hours a day. When a trauma patient enters an intensive care unit, the need for a specialty bed is immediate. We respond to that need with a nationwide service team that can have our products delivered to major trauma centers in the United States within two hours. The patient surface needs of an extended care patient can also change rapidly and the same service team that serves acute care facilities also supports the needs of extended care facilities.

Home care: This growing market is served through more than 700 independent dealer outlets with that number growing rapidly as we partner with more durable medical equipment providers serving the home market. Much of the growth in home health care is attributable to the increasing elderly population in the United States. The vast majority of pressure ulcers are found on patients over the age of 65, and that segment is also the fastest growing portion of the U.S. population.

Percentage of U.S. Population Covered
by 25 Largest Health Care Providers

1985           1990           1995
3.6%            5.1%           6.9%

Emergence of Disease State Niche Markets

The industry trend toward consolidation has yielded additional leverage to national care providers to demand packages of products and services that offer total solutions to specific diseases. We are currently developing the skin wound management portion of a total patient care package that would be offered in conjunction with several leading manufacturers of health care products.

Patient information is a vital ingredient in any providers' plans to provide cost effective medical care. Through our proprietary Genesis and Odyssey software management programs, we and our customers can track statistical patient data, refine treatment protocols and quantify the clinical outcomes of our therapies. These programs give us an advantage in establishing long-term relationships with national managed care organizations.

(Photo of BariKare bed) The special needs of large patients are largely unaddressed in today's hospitals. The BariKare serves as a bed, chair and x-ray table for patients weighing up to 850 pounds. It also lets nurses care for these special patients in a safe and dignified manner.

#4 -- Global focus on improved health care

Health care systems in established economies are increasingly seeking methods to provide improved care at a reduced cost. Many of these systems, particularly in western Europe, are government-supported and are experiencing the same cost control pressures that began to affect our own Medicare/Medicaid system several years ago.

In addition, emerging nations are beginning to seek ways to provide improved levels of health care, although they may lack the financial resources of more established economies. As a result, health care systems across the world are becoming aware of the cost effective benefits that therapeutic patient support surfaces can provide. These products are particularly effective when protocols dictate their usage in a preventative mode.

Kinetic Concepts is well positioned for global growth opportunities. We have direct operations in 10 international markets within western Europe, as well as in Canada and Australia. We use independent dealers in other selected markets such as Latin and South America, and we are actively exploring both direct and joint venture operations in Asia.

Health Care Dynamics for KCI's
International Markets

           1994           1993          % of GNP
           Population    Health Care    Spent on
           (millions)    Spending        Health
                         (billions)      Care
          -----------   -----------   ----------

U.S.A.         258          $831         14.1%
Germany         81           155          8.6
U.K.            58            71          7.1
Austria          8            19          9.3
Switzerland      7            26          8.9
France          57           118          9.8
Canada          28            61         10.2
Australia       18            25          8.5
Italy           57            95          8.6
Sweden           9            10          7.5
Netherlands     15            22          9.3




Overseas Success Story -- KCI's revolutionary The V.A.C.  medical
device  was  introduced  in  Europe in  mid-1994.   Its  clinical
success overseas proved to KCI that this extraordinary device was indeed a world-class therapy.

International  distribution network -- 45  service  centers,  200 service technicians, rental fleet of 5,800+ patient surfaces and medical devices

(Photo of The V.A.C.) Problem wounds need special solutions. The V.A.C. (Vacuum Assisted Closure) closes wounds when other methods fail. It uses a pump and a special sponge to create suction within a wound, drawing the skin together. For some patients, The V.A.C. is the only answer and only KCI has The V.A.C.




               KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                 SELECTED CONSOLIDATED FINANCIAL DATA
                (in thousands, except per share data)
                                      Year Ended December 31,
                               1995    1994     1993    1992    1991
Consolidated Statements of
  Earnings Data:
Revenue:
  Rental and service        $206,653 $228,832  $232,250 $244,905 $223,192

  Sales and other             36,790   40,814    36,622   33,586   25,529

    Total revenue            243,443  269,646   268,872  278,491  248,721

Rental expenses              137,420  159,235   169,687  156,682  146,112

Cost of goods sold            13,729   19,388    18,666   18,987   14,238

    Gross profit              92,294   91,023    80,519  102,822   88,371

Selling, general and
  administrative expenses     48,502   51,813    53,279   47,710   39,538

Unusual items(1)                  --  (84,868)    6,705       --       --

    Operating earnings        43,792  124,078    20,535   55,112   48,833

Interest expense (income),
    net                       (4,554)   4,528     5,908    7,195    6,736

    Earnings before income
      taxes, minority interest,
      extraordinary item and
      cumulative effect of
      changes in accounting
      principle               48,346  119,550    14,627   47,917   42,097

Income taxes                  19,905   55,949     7,175   19,405   17,260

    Earnings before minority
      interest, extraordinary
      item and cumulative
      effect of changes in
      accounting principle    28,441   63,601     7,452   28,512   24,837

Minority interest in
  subsidiary loss                 --       40       560       --       --

Extraordinary item -- debt
  extinguishment, net             --       --      (400)      --       --

Cumulative effect of change
  in accounting for inventory
  (2)                             --       742       --       --       --

Cumulative effect of change
  in accounting for income
  taxes (3)                       --        --      450       --       --


    Net earnings             $28,441    $64,383 $ 8,062  $28,512  $24,837


    Earnings per share       $  0.63    $  1.46 $  0.18  $  0.63  $  0.49

Shares used in earnings per
  share computations          45,457     44,143  44,627   45,060   50,469

Cash flow provided by
  operations                 $56,782    $96,451 $56,538  $58,007  $60,241

Cash dividends paid to common
  shareholders               $ 6,631    $ 6,588 $ 6,638  $ 6,277  $ 6,047

Cash dividends per share paid
  to common shareholders     $   .15    $   .15 $   .15  $   .14  $   .12


           SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

                                        As of December 31,
                              1995    1994    1993     1992         1991
Consolidated Balance Sheet
Data:
  Working capital          $109,413 $ 90,791  $ 60,907  $ 55,473  $ 32,206
  Total assets             $243,726 $232,731  $284,573  $286,915  $277,820
  Long-term obligations --
    noncurrent (4)         $     -- $  2,636  $101,889  $102,237  $101,781
  Minority interest        $     -- $     --  $     40  $    990  $     --
  Redeemable convertible
    preferred stock        $     -- $     --  $     --  $  3,307  $  3,034
  Other capital accounts   $210,324 $185,423  $125,707  $123,813  $ 99,182




(1) See Note 11 of Notes to Consolidated Financial Statements for information on unusual items.
(2) See Note 1 of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for inventory.
(3) See Note 8 of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for income taxes.
(4) See Notes 6 and 7 of Notes to Consolidated Financial Statements for information concerning the Company's borrowing arrangements and lease obligations.




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The health care industry is facing various challenges, including increased pressure on health care providers to control costs, the accelerating migration of patients from acute care facilities into extended care (e.g. skilled nursing facilities and rehabilitation centers) and home care settings, the consolidation of health care providers and national and regional group purchasing organizations and the growing demand for clinically proven and cost effective therapies. The pressure to control health care costs intensified during 1993 as a result of the health care reform debate and has continued through 1995 as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. While the exact amount and nature of the federal health care budget cuts are not final, the Company believes that health care providers will continue to experience increased cost control pressures. The expected reductions in future hospital payment rates will increase the cost pressures on hospitals but the Company does not believe that the manner in which hospitals are currently reimbursed will change materially in the foreseeable future. However, current Congressional proposals would change the method of reimbursement in the extended and home care settings from retrospective cost-based systems to prospective payment systems similar to the system adopted for hospitals in 1983. In a prospective payment system, reimbursement is based on national averages of costs for the care of a patient with a specific diagnosis instead of on costs actually incurred and decisions on selecting the products and services used in patient care are based on clinical and cost effectiveness.

      Industry trends including pricing pressures, the consolidation of health care providers and national and regional group purchasing organizations and a shift in market demand toward lower-priced products such as mattress overlays have had the impact of reducing the Company's average daily rental rates on its products. These industry trends, together with the increasing migration of patients from acute care to extended and home care settings have had the effect of reducing the Company's historical revenue from acute care facilities. The Company expects these industry trends to continue. The Company is addressing these trends by increasing its marketing efforts beyond its existing base of more than 1000 acute care hospitals to market to an additional 2000 medium to large hospitals in which the Company has a relatively small presence. The Company further believes that the introduction of the TriaDyne and BariKare beds will enable it to further penetrate this market.

      Beginning in 1993, the Company restructured its management and operations to meet the needs of the changing health care environment. The Company began assembling a new management team that has concentrated on the Company's core lines of business, divested three underperforming businesses and implemented various programs to reduce the Company's operating costs and to improve its information systems. On September 30, 1994, the Company sold certain assets of its Medical Services Division ("Medical Services") which rented movable critical care and life support equipment. On March 27, 1995, the Company sold the assets of Medical Retro Design, Inc. ("MRD"), a subsidiary that refurbished standard hospital beds and furniture. On June 15, 1995, the Company sold all of the stock of KCI Financial Services, Inc. ("KCIFS"), a medical equipment leasing company.

      Generally, the Company's customers prefer to rent rather than purchase patient support surfaces, due to such considerations as high initial capital outlays and extensive maintenance requirements. As a result, rental revenues are a high percentage of the overall revenues of the Company. More recently, sales have increased as a portion of the Company's revenue. The Company believes this trend will continue because certain U.S. health care providers are purchasing products that are less expensive and easier to maintain such as medical devices, mattress overlays and mattress replacement systems. In addition, international health care providers tend to purchase products more often than U.S. health care providers, and the Company's revenue from international operations represents an increasing portion of the Company's total revenues. Because of the cost pressures within the health care industry, patients are leaving the acute care setting sooner, thereby increasing the demand for the Company's products in the extended and home care settings. This demand increases the utilization of certain of the Company's products which were originally developed for acute care settings and provides an additional market for sales of low-cost products such as mattress overlays and mattress replacement systems.

Results of Operations

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

      The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year ($ in thousands):

                                    Year Ended December 31,
                                    Revenue        Increase
                                  Relationship    (Decrease)

                                  1995  1994      $      Pct
Revenue:
  Rental and service               85%   85%  $(22,179) (10%)
  Sales and other                  15    15     (4,024) (10)
                                 ----   ----  ---------
                                  100%  100%   (26,203) (10)
Rental expenses                    56    59    (21,815) (14)
Cost of goods sold                  6     7     (5,659) (29)
                                 ----   ----  ---------
    Gross profit                   38    34      1,271     1
Selling, general and
administrative expenses            20    19     (3,311)   (6)
Unusual items                      --   (31)    84,868
                                 ----   ----  ---------
    Operating earnings             18    46    (80,286)  (65)
Interest (income) expense, net     (2)    1     (9,082) (201)
                                 ----   ----  ---------
    Earnings before income
     taxes,minority interest,
     and cumulative effect of
     change in accounting
     principle                     20    45    (71,204)  (60)
Income taxes                        8    21    (36,044)  (64)
                                 ----   ----  ---------
    Earnings before minority
      interest and cumulative
      effect of change in
      accounting principle         12    24    (35,160)  (55)
Minority interest in subsidiary
  loss                             --    --        (40)   --
Cumulative effect of change in
  accounting principle             --    --       (742)   --
                                 ----  ----    -------   ----
    Net earnings                   12%   24%  $(35,942) (56%)



      The Company's revenue is derived from five primary markets.   The
following table sets forth, for the periods indicated, the amount of revenues derived from each of these markets ($ in millions):

                                     Year Ended December31,
                                        1995        1994
     Acute                             $111.0      $109.1
     Extended                            37.5        34.5
     Home                                14.7        14.1
     International                       60.7        46.4
     Medical devices                     16.9        13.9
     Other(1)                             2.6        51.6
                                       ------      ------
                                       $243.4      $269.6
                                       ======      ======

       (1) Consists of revenue of Medical Services, KCIFS, MRD and other sales.

      Unusual Items. In September 1994, the Company settled a patent infringement suit against its principal competitor, Support Systems International, Inc. ("SSI"), a predecessor in interest to Hill-Rom, Inc., for $84.8 million. In connection with the settlement, SSI agreed to withdraw its high-end specialty bed from the market. The comparability of the Company's financial results for the years ended December 31, 1995 and 1994 was significantly impacted by this settlement and the pre-tax gain of $10.1 million from the sale of certain assets of Medical Services. Partially offsetting these items were certain miscellaneous unusual items, primarily dispositions of overstocked inventory and underutilized rental assets and a write-down of the carrying value of the assets of MRD which had a negative impact of $6.8 million. The following is a summary of the unusual items recorded in the prior year (in thousands):


     SSI patent litigation settlement              $ 84,750
     Legal fees related to SSI patent litigation
       settlement                                    (3,154)
     Pre-tax gain on sale of Medical Services        10,121
     Miscellaneous                                   (6,849)
     Unusual items in operating earnings           $ 84,868


      Each following reference to "on a pro forma basis" shall mean that the results for the period have been adjusted to reflect the sales of Medical Services and KCIFS as if such sales had occurred on January 1, 1994.

      Total Revenue. Total revenue in 1995 was $243.4 million, a decrease of $26.2 million or 9.7% from 1994. This decrease was directly attributable the sale of Medical Services in September 1994. Medical Services generated $43.8 million in revenue during 1994. On a pro forma basis, total revenue for 1995 would have increased by $19.9 million or 9.0% to $242.0 million from $222.1 million in 1994 primarily as a result of growth in the Company's international operations combined with smaller increases in each of the Company's other primary markets. Revenue from acute care facilities was $111.0 million in 1995, an increase of $1.9 million or 1.7% from 1994 primarily as a result of increased therapy days in the acute care setting, due partly to the successful introduction of new products, including the BariKare and the TriaDyne, offset by a continuing shift in product mix toward lower-cost overlays. Revenue from extended care settings in 1995 was $37.5 million, an increase of $3.0 million or 8.7% from 1994, primarily due to increased patient days as patients migrated from high-cost, acute care settings to lower-cost, extended care settings. Revenue from home care settings was $14.7 million, an increase of $0.6 million or 4.3% from 1994 which reflects the Company's decision to shift to an independent dealer network at the beginning of the year. This network provides easier access to a larger patient population; however, revenue received from dealers is less than that which the Company would receive from direct sales because revenue from dealers is net of dealer service expense. Revenue from the Company's international operations was $60.7 million in 1995, up $14.3 million or 30.8% from 1994. Increased market penetration and increased product sales contributed to this higher international revenue. In addition, international operations benefited from favorable currency exchange rate fluctuations which accounted for $6.6 million of the revenue increase. Revenue from medical device operations was $16.9 million in 1995, an increase of $3.0 million or 21.6% from 1994, primarily as a result of greater market penetration of the PlexiPulse.

      Rental Expenses. Rental expenses consist largely of personnel costs, depreciation of the Company's rental equipment and related facility costs. Rental expenses for 1995 were $137.4 million, a decrease of $21.8 million or 13.7% from 1994. This decrease was a result of the sale of Medical Services in September 1994. On a pro forma basis, rental expenses for 1995 would have been $137.4 million, an increase of $2.2 million or 1.6% over 1994. On a pro forma basis, as a percentage of total revenue, rental expenses would have been 56.8% in 1995 compared to 60.9% in 1994. This decrease is primarily attributable to the pro forma increase in revenue, as the majority of these costs are relatively fixed, combined with a reduction in field headcount and depreciation expense.

      Gross Profit. Gross profit in 1995 was $92.3 million, an increase of $1.3 million or 1.4% over 1994. On a pro forma basis, gross profit in 1995 would have been $90.8 million, an increase of $16.5 million or 22.2% from 1994. On a pro forma basis, as a percentage of revenue, gross profit margin would have increased to 37.5% in 1995 from 33.5% in 1994 as a result of the increase in pro forma revenue, the relatively fixed nature of the rental expenses, and the reduction in headcount and depreciation expense as discussed above.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1995 were $48.5 million, a decrease of $3.3 million or 6.4% from 1994 as a result of the sale of Medical Services in September 1994. On a pro forma basis, selling, general and administrative expenses would have been $44.7 million, an increase of $9.0 million or 25.3% in 1995 from 1994. On a pro forma basis, as a percentage of revenue, selling, general and administrative expenses would have been 18.5% in 1995 compared to 16.1% in 1994. These increases related primarily to common overhead costs, previously allocated to Medical Services, which have been absorbed by the
Company, and costs associated with certain key investments, e.g. improved information systems. The Company maintains an investment in a Limited Partnership which invests in securities, primarily in small to mid-sized companies which have or may have the potential to provide quality products or services to healthcare organizations and providers. The Company's total investment as of December 31, 1995 was $150,000, however, the Company is committed to invest a maximum of $1.5 million with the Partnership. The committed balance is callable by the General Partner, as needed by the Partnership, on 30 days prior written notice.

      Operating Earnings. Operating earnings for 1995 were $43.8 million, a decrease of $80.3 million or 64.7% from 1994, primarily as a result of the one-time benefit of the patent litigation settlement and the sale of Medical Services in 1994. On a pro forma basis, and excluding the patent litigation settlement and the other unusual items, operating profit margin would have been $46.1 million, an increase of $7.5 million or 19.4% from 1994. On a pro forma basis and excluding the patent litigation settlement and the other unusual items, as a percentage of revenue, operating earnings would have increased to 19.1% for 1995 from 17.4% in 1994 substantially due to the improved gross profit discussed above.

      Net Interest Income. Net interest income for 1995 was $4.6 million as compared to net interest expense of $4.5 million in 1994. This change was a result of the repayment of the Company's outstanding long-term debt at the end of the third quarter of 1994. On a pro forma basis, net interest income for 1995 would have been $4.9 million compared to net interest income of $1.2 million in 1994. This difference was primarily due to the fact that the 1995 results include interest income and a reduction in interest expense resulting from the additional cash provided by the patent litigation settlement. In addition, interest income for 1995 included $1.7 million representing the principal received in excess of the discounted value of the Mediq/PRN notes.

      Income Taxes. The Company's effective income tax rate for 1995 was 41.2% compared to 46.8% in 1994. This decrease was primarily a result of the recognition in 1995 of certain foreign tax credits and the write-off of the goodwill associated with Medical Services in September 1994.

     Net Earnings. Net earnings for 1995 were $28.4 million, or $0.63 per share, a decrease of $36.0 million from $64.4 million, or $1.46 per share, in 1994. This decrease was primarily due to the benefit from the patent litigation settlement in 1994 and the net loss from the sale of KCIFS in 1995, and offset in part by the net loss from the sale of Medical Services and other unusual items in 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, net earnings would have increased by 38.6% to $29.4 million or $0.65 per share in 1995 from $21.2 million, or $0.48 per share, in 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, as a percentage of revenue, net margin would have increased to 12.1% in 1995 from 9.5% in 1994, primarily as a result of the improvement in gross profit discussed above.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993
---------------------------------------------------------------------
      The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year ($ in thousands):

                                    Year Ended December 31,
                                    Revenue       Increase
                                  Relationship    (Decrease)
                                 1994  1993      $      Pct
Revenue:
  Rental and service               85%   86%  $(3,418)   (1%)
  Sales and other                  15    14      4,192    11
                                  ----  ----  --------  ----
                                  100%  100%       774    -
Rental expenses                    59    63    (10,452)  (6)
Cost of goods sold                  7     7        722     4
                                 ----   ----  --------  ----
    Gross profit                   34    30     10,504    13
Selling, general and
administrative expenses            19    20     (1,466)  (3)
Unusual items                     (31)    2    (91,573)
                                 ----  ----   ---------
    Operating earnings             46     8    103,543   504
Interest (income) expense, net      1     2     (1,380)  (23)
                                 ----  ----   ---------
    Earnings before income
      taxes,minority interest,
      extraordinary item and
      cumulative effect of
      change in accounting
      principle                    45     6    104,923
Income taxes                       21     3     48,774   680
    Earnings before minority
      interest, extraordinary
      item and cumulative
      effect in accounting
      principle                    24     3     56,149   753
Minority interest in subsidiary
  loss                             --    --       (520)   --
Extraordinary item-debt
  extinguishment                   --    --        400    --
Cumulative effect of change in
  method of accounting for
  inventory                        --    --        742    --
Cumulative effect of change in
  method of accounting for
  income taxes                     --    --       (450)   --
                                  ----  ----  --------  -----
    Net earnings                   24%    3%  $ 56,321   699%
                                 ===== ====   ========  =====

     The  Company's revenue is derived from five primary markets.   The
following table sets forth, for the periods indicated, the amount of revenues derived from each of these markets ($ in millions):


                                     Year Ended December 31
                                     ----------------------
                                       1994        1993
                                     --------    ---------
     Acute                             $109.1      $120.7
     Extended                            34.5        29.1
     Home                                14.1         8.9
     International                       46.4        39.6
     Medical devices                     13.9         7.3
     Other(1)                            51.6        63.3
                                     --------    --------
                                       $269.6      $268.9
                                     ========    ========
       (1) Consists of revenue of Medical Services, KCIFS, MRD and other sales.

     Unusual Items. The Company's financial results for the year ended December 31, 1994 were significantly impacted by (i) the patent litigation settlement in September 1994 with SSI for $84.8 million and
(ii) the disposition of certain assets of Medical Services on September 30, 1994 for a pre-tax gain of $8.1 million. During the fourth quarter of 1994, the Company recognized a $2.0 million pre-tax gain as a result of the collection of Medical Services' accounts receivable which had not been included in the sale. These receivables had been reserved at the time of the sale. Partially offsetting these gains were certain other unusual items, primarily dispositions of overstocked inventories and underutilized rental assets, a write-down of the carrying value of the assets of MRD and an addition to the Company's reserve account for product liability claims. Collectively, these items had a negative pre-tax earnings impact of $6.8 million. A portion of the proceeds from the patent litigation settlement and the sale of Medical Services was used to pay down outstanding debt as well as to pay associated income taxes.

      Total Revenue. Total revenue in 1994, including revenue from Medical Services and KCIFS, increased by less than 1% to $269.6 million from $268.9 million in 1993 due to the increased revenue from several of the Company's markets being offset by a decrease in acute care revenue. Revenue from acute care facilities was $109.1 million, a decrease of $11.6 million or 9.6% from 1993. This decrease was a result of the Company's receiving lower average rental prices for its products due to industry pricing pressures and an increase in the proportion of rentals of lower-priced products as a percentage of total product mix. Revenue from extended care settings was $34.5 million, an increase of $5.4 million or 18.7% from 1993 due to a shift in patient therapy days to extended care settings from acute care settings. Revenue from home care settings was $14.1 million, an increase of $5.2 million or 59.2% from 1993 caused by the increased migration of patients to home care settings. Revenue from international operations increased $6.9 million or 17.4% to $46.4 million in 1994 primarily due to increased market penetration in Germany and Austria. Revenue from medical devices increased by $6.6 million or 90.8% to $13.9 million in 1994 primarily as a result of the introduction of the PlexiPulse into new geographic markets within the United States.

      Rental Expenses. Rental expenses for 1994 were $159.2 million, a decrease of $10.5 million or 6.2% from 1993. As a percentage of revenue, rental expenses were 59.1% in 1994 compared to 63.1% in 1993. This decrease was a result of the sale of Medical Services in September 1994, lower depreciation expense and an overall effort to control costs.

     Gross Profit. Gross profit increased by 13.0% to $91.0 million in 1994 from $80.5 million in 1993. As a percentage of revenue, gross profit margin increased to 33.7% in 1994 from 29.9% in 1993, primarily due to the reduced depreciation expense and cost control efforts discussed above.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.5 million, or 2.8%, to $51.8 million in 1994 from $53.3 million in 1993. As a percentage of revenue, selling, general and administrative expenses were 19.2% in 1994 compared to 19.8% in 1993. These decreases primarily relate to lower expenses in the corporate office and field organizations (primarily from headcount reductions) caused by the sale of Medical Services in September 1994 and a reduction in bad debt expenses.

      Operating Earnings. Operating earnings increased $103.6 million to $124.1 million in 1994 from $20.5 million in 1993. This increase was directly attributable to the patent litigation settlement and the pre-tax gain on the sale of Medical Services. Excluding the patent litigation settlement and the other unusual items, operating earnings would have increased by $12.0 million or 43.9% to $39.2 million in 1994 from $27.2 million in 1993. Excluding the patent litigation settlement and other unusual items, as a percentage of revenue, operating margin would have increased to 14.5% in 1994 from 10.1% in 1993, primarily as a result of the decreased rental expense discussed above and, to a lesser extent, lower selling, general and administrative expenses.

      Net Interest Expense. Net interest expense in 1994 was $4.5 million compared to $5.9 million in 1993 as a result of the reduction of the Company's long-term debt at the end of the third quarter of 1994 as well as the interest earned on the Mediq/PRN notes.

     Income Taxes. The Company's effective income tax rate in 1994 was 46.8% compared to 49.1% in 1993. This decrease is primarily attributable to the fact that the nondeductibility of goodwill written off in connection with the sale of Medical Services was offset by the impact of the patent litigation settlement. The patent litigation settlement contributed approximately 68% of the Company's pre-tax earnings and was taxed at the full statutory rate.

      Other. During 1994, the cumulative losses allocated to the minority interest holder of MRD exceeded the balance of such holder's investment. As a result, the Company recognized $3.8 million of losses. These losses and the diminished opportunities within the refurbishment business contributed towards the Company's decision to liquidate the assets and discontinue the operations of MRD. Concurrently, the Company wrote off unamortized goodwill of $1.5 million and wrote down inventories to net realizable value.

      Change in Accounting Principles. During the first quarter of 1994, the Company recorded the cumulative effect of a change in its inventory accounting method which resulted in a one-time after-tax earnings increase of $742,000, or $0.02 per share.

      Net Earnings. Net earnings in 1994 were $64.4 million, or $1.46 per share, an increase of $56.3 million from $8.1 million, or $0.18 per share, in 1993, primarily as a result of the patent litigation settlement. Excluding the effect of the patent litigation settlement and the other unusual items only, net earnings would have increased by 80.5% to $22.0 million, or $0.50 per share, in 1994 from $12.2 million, or $0.27 per share, in 1993. Excluding the effect of the patent litigation settlement and the other unusual items, as a percentage of revenue, net earnings would have increased to 8.1% in 1994 from 4.5% in 1993, primarily as a result of reductions in depreciation expense, selling, general and administrative expenses and interest expense.

Year Ended December 31, 1993 Compared to Year Ended December 31, 1992
---------------------------------------------------------------------
     Total Revenue. Total revenue in 1993 decreased by 3.5% to $268.9 million from $278.5 million in 1992 primarily as a result of a decline in revenue from acute care facilities. Revenue from acute care facilities was $120.7 million, a decrease of $18.6 million or 13.3% from 1992. This decrease was caused by the uncertainty created by the health care reform debate, which led to increased cost control pressures. In addition, the shift in the Company's product mix toward lower-priced products such as mattress overlays, the increased migration of patients from acute care settings to extended and home care settings and the Company's loss of market share in the acute care setting contributed to this decrease. Revenue from extended care settings was $29.1 million, an increase of $2.8 million or 10.8% from 1992 as a result of the patient migration discussed above. Revenue from home care settings was $8.9 million, a decrease of $1.3 million or 13.2% from 1992, due to a significant reduction in reimbursement rates for the HomeKair bed which was partially offset by increased rentals of this product. Revenue from international operations in 1993 was $39.6 million, a decrease of $0.4 million or 1.1% from 1992. Revenue from medical devices increased $5.6 million from $1.7 million in 1992 to $7.3 million in 1993 due to increased market acceptance of the PlexiPulse.

     Rental Expenses. Rental expenses for 1993 were $169.7 million, an increase of $13.0 million or 8.3% from $156.7 million in 1992. As a percentage of revenue, rental expense was 63.1% in 1993 compared to 56.3% in 1992. The increase was primarily a result of additional costs incurred related to the formation of operating divisions by the Company which resulted in additional sales and service management functions.

     Gross Profit. Gross profit decreased by $22.3 million or 21.7% to $80.5 million in 1993 from $102.8 million in 1992. As a percentage of revenue, gross profit decreased to 29.9% in 1993 from 36.9% in 1992, primarily due to the decline in revenue and the additional costs incurred resulting from the formation of operating divisions by the Company discussed above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.6 million or 11.7% to $53.3 million in 1993 from $47.7 million in 1992. As a percentage of revenue, selling, general and administration expenses were 19.8% in 1993 compared to 17.1% in 1992. These increases were primarily attributable to the write-off of accounts receivable and start-up expenses related to the Company's two newest lines of business, NuTech and MRD.

     Unusual Items. During the fourth quarter of 1993, the Company recorded unusual items of $6.7 million which reduced net earnings by approximately $4.1 million (net of tax benefit of $2.6 million), or $0.09 per share. The Company recognized charges included in unusual items totaling $4.8 million, primarily related to dispositions of overstated inventories and underutilized rental assets. Unusual items also included a provision for anticipated losses of $1.0 million related to product liability claims resulting from one of the Company's insurance carriers being placed into receivership, and a provision of $0.9 million relating to severance costs and costs anticipated for the relocation of certain operations.

     Operating Earnings. Operating earnings decreased by 62.7% to $20.5 million in 1993 from $55.1 million in 1992. Excluding the effect of the unusual items referred to above, operating earnings would have decreased by 50.6% to $27.2 million in 1993 from $55.1 million in 1992. Excluding the effect of the unusual items, as a percentage of revenue, operating earnings would have decreased to 10.1% in 1993 from 19.8% in 1992, primarily as a result of the decline in revenue, the costs incurred related to the formation of operating divisions by the Company and the increase in rental and selling, general and administrative expenses discussed above.

     Net Interest Expense. Net interest expense in 1993 was $5.9 million compared to $7.2 million in 1992 primarily due to a reversal of interest accrued in prior years related to a contingent liability that was never realized. The effect of this reversal was partially offset by an increase in the Company's borrowings under its credit facilities and accrued interest related to prior year tax liabilities.

     Income Taxes. The Company's effective tax rate in 1993 was 49.1%, compared to 40.5% in 1992. The increase in the effective tax rate was attributable to (i) an increase in the marginal statutory federal income tax rate from 34% to 35%, (ii) an increase in international taxable earnings (which are subject to a tax rate higher than the marginal U.S. statutory rate) as a percentage of taxable income, (iii) an increase in non-deductible expenses (primarily goodwill amortization) as a percentage of taxable income and (iv) losses of MRD which were non-deductible for federal and state tax purposes. The increases were partially offset by tax benefits related to the recapitalization of the Company's Canadian and French subsidiaries.

     Other. In the fourth quarter of 1993, the Company refinanced its existing debt facility which resulted in an extraordinary charge of $0.4 million, net of a $0.3 million tax benefit, or $0.01 per share.

     Change in Accounting Principles. During 1993, the Company also recorded the cumulative effect of a change in accounting principles related to the adoption of Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes" which resulted in a one-time earnings increase of $450,000 or $0.01 per share.

     Net Earnings. Net earnings decreased by 71.7% to $8.1 million, or $0.18 per share, in 1993 from $28.5 million, or $0.63 per share, in 1992, as a result of the decline in revenue and increase in rental and selling, general and administrative expenses discussed above. Excluding the unusual items, net earnings during 1993 would have been $12.2 million, down 57.2% or $16.3 million, compared with 1992. This decrease is primarily due to the decline in revenue and the increase in rental expenses and selling, general and administrative expenses discussed above.

Financial Condition

      The change in revenue and expenses experienced by the Company during 1995, as well as the impact of the KCIFS sale, resulted in changes to the Company's balance sheet as follows:

      Total finance lease receivables decreased $15.3 million and note payable and total long-term obligations decreased $7.9 million from December 31, 1994 due to the sale of KCIFS in the second quarter of 1995.

     Note receivable from principal shareholder at December 31, 1995 of $10.3 million relates to a $10.0 million loan (plus accrued interest) made to James R. Leininger, M.D., the principal shareholder and chairman of the Company's Board of Directors in August 1995. In January 1996, the note receivable was collected in full.

      Other notes receivable at December 31, 1995 decreased $6.0 million, or 65.4% to $3.2 million from $9.2 million at December 31, 1994 due to payments received during 1995.

      Income taxes payable decreased $4.0 million to $4.0 million at December 31, 1995 from $8.0 million at December 31, 1994 due to the increase in 1994 taxable income related to the settlement of the SSI lawsuit and the sale of the Medical Services division. Total tax payments for 1995 were $15.1 million compared to payments of $57.3 million for 1994.

      Deferred income taxes at December 31, 1995 were $0.4 million compared to a deferred tax benefit of $4.1 million at December 31, 1994. The change from the prior year is primarily due to depreciation on an asset subject to a leveraged lease which was acquired by the Company in December of 1994.

Income Taxes

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

      At the end of 1995 the net impact of these timing issues resulted in a net deferred tax liability comprised of deferred tax liabilities totalling $6.4 million offset by deferred tax assets totaling $6.0 million. During 1994, the net impact of these timing issues resulted in a net deferred tax asset versus the net deferred tax liability recognized in 1995. Primary components of these future tax benefits include reserves for uncollectible accounts receivable and reserves for inventory.

Legal Proceedings

      On February 21, 1992, Novamedix Limited ("Novamedix") filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. Novamedix seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

      On August 16, 1995, the Company filed a civil antitrust lawsuit against Hillenbrand Industries, Inc. and one of its subsidiaries, Hill-Rom. The suit was filed in the United States District Court for the Western District of Texas. The suit alleges that Hill-Rom used its monopoly power in the standard hospital bed business to gain an unfair advantage in the specialty hospital bed business. Specifically, the allegations set forth in the suit include a claim that Hill-Rom required hospitals and purchasing groups to agree to exclusively rent specialty beds in order to receive substantial discounts on products over which they have monopoly power -- hospital beds and head wall units. The suit further alleges that Hill-Rom engaged in activities which constitute predatory pricing and refusals to deal. Hill-Rom has filed an answer denying the allegations in the suit. Although discovery is just beginning and it is not possible to predict the outcome of this litigation or the damages which might be awarded, the Company believes that its claims are meritorious.

      The Company is party to several lawsuits arising in the ordinary course if its business and is contesting adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the Company's financial statements for estimated exposures related to these lawsuits and adjustments. See "Consolidated Financial Statements". In the opinion of management, the disposition of these items will not have a material adverse effect on the Company's business, financial condition or results of operations.

      The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. The Company currently has certain liability claims pending for which provision has been made in the Company's financial statements. Management believes that resolution of these claims will not have a material adverse effect on the Company's business, financial condition or results of operations. The Company has not experienced any significant losses due to product liability claims and currently maintains umbrella liability insurance coverage.

Liquidity and Capital Resources

      At December 31, 1995, the Company had current assets of $142.4 million and current liabilities of $33.0 million resulting in a working capital surplus of $109.4 million, compared to a surplus of $90.7 million at December 31, 1994.

      In  1995,  the  Company  made net capital expenditures  of  $33.9
million.   The  1995  capital  expenditures  primarily  relate  to  the
Company's new TriDyne and BariKare products and the design and development of new information systems. Other than the committed capital expenditure for new product inventory for $1.6 million, the Company has no material long-term capital commitments.

      The Company's Credit Agreement permits unsecured borrowings of up to $50.0 million. At December 31, 1995, the entire borrowing base of $50.0 million was available. The interest rate payable on borrowings under the Credit Agreement is, at the election of the Company, the Bank of America's reference rate or the London interbank offered rate quoted to Bank of America for one, two, three or six month Eurodollar deposits adjusted for appropriate reserves plus 40 basis points. The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets and also contains certain customary covenants. At December 31, 1995, the Company was in compliance with all covenants.

      During 1995, the Company generated $56.8 million in cash from operating activities compared to $96.5 million in the prior year. The primary reason for this difference was the sale of Medical Services and the patent litigation settlement. Investment activities for 1995 used $42.9 million, including net capital expenditures of $33.9 million and a $10.0 million loan to James R. Leininger, M.D., chairman of the Company's Board of Directors. As of January 31, 1996, subsequent to the secondary sale of common shares by Dr. Leininger and certain related selling shareholders, the loan to Dr. Leininger was paid in full. Financing activities for 1995 used $5.6 million consisting primarily of dividends paid to shareholders.

      At December 31, 1995, cash and cash equivalents totaling $52.4 million were available for general corporate purposes. Based upon the current level of operations, the Company believes that cash flow from operations and cash reserves will be adequate to meet its anticipated requirements for working capital and capital expenditures through 1996.

                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                      Consolidated Balance Sheets
                            (in thousands)

                                                  December 31,
                                                1995       1994
ASSETS

Current assets:
  Cash and cash equivalents                   $ 52,399  $ 43,241
  Accounts receivable, net                      56,032    55,456
  Finance lease receivables, current                --     8,051
  Inventories                                   18,854    18,167
  Note receivable from principal shareholder    10,291        --
  Notes receivable, current, net                    --     6,014
  Prepaid expenses and other                     4,865     4,474
                                               -------   -------
          Total current assets                 142,441   135,403
                                               -------   -------
Net property, plant and equipment               62,276    51,357
Finance lease receivables, net of current           --     7,242
Other notes receivable, net                      3,187     3,187
Goodwill, less accumulated amortization of
$10,625 in 1995 and $9,105 in 1994              13,968    15,476
Other assets, less accumulated amortization
of $5,638 in 1995 and $8,012 in 1994            21,854    15,989
Deferred income tax benefit, net                    --     4,077
                                              --------  --------
                                              $243,726  $232,731
                                              ========  ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                            $  2,512  $  4,079
  Note payable                                      --     1,878
  Current installments of long-term
    obligations                                     --     3,410
  Accrued expenses                              26,490    27,280
  Income tax payable                             4,026     8,025
                                                ------    ------
          Total current liabilities             33,028    44,672
                                                ------    ------
Long-term obligations, excluding current
installments                                        --     2,636
Deferred income taxes, net                         374        --
                                                -------   ------
                                                33,402    47,308
                                                -------   ------
Commitments and contingencies (Note 10)

Shareholders' equity:
Common stock; issued and outstanding 44,331
in 1995 and 43,921 in 1994                          44        44
Additional paid-in capital                      12,123    10,053
Retained earnings                              197,290   175,480
Cumulative foreign currency translation
  adjustment                                     1,052      (154)
Notes receivable from officers                    (185)       --
                                               -------   -------
                                               210,324   185,423
                                               -------   -------
                                              $243,726  $232,731
                                              ========  ========

See accompanying notes to consolidated financial statements.



                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                  Consolidated Statements of Earnings
                 (in thousands, except per share data)

                                        Year Ended December 31,
                                         1995   1994       1993
Revenue:
  Rental and service                   $206,653 $228,832  $232,250
  Sales and other                        36,790   40,814    36,622
                                       -------- --------  --------
         Total revenue                  243,443  269,646   268,872
                                       -------- --------  --------
Rental expenses                         137,420  159,235   169,687
Cost of goods sold                       13,729   19,388    18,666
                                       --------  -------  --------
                                        151,149  178,623   188,353
                                       --------  -------  --------
         Gross profit                    92,294   91,023    80,519
Selling, general and administrative
  expenses                               48,502   51,813    53,279
Unusual items                                --  (84,868)    6,705
                                       --------  -------   -------
         Operating earnings              43,792  124,078    20,535
Interest expense (income), net           (4,554)   4,528     5,908
                                       --------  -------   -------
         Earnings before income
           taxes, minority interest,
           extraordinary item and
           cumulative effect of
           changes in accounting
           principle                     48,346  119,550    14,627
Income taxes                             19,905   55,949     7,175
                                       --------  -------    ------
         Earnings before minority
           interest, extraordinary
           item and cumulative
           effect of changes in
           accounting principle          28,441   63,601     7,452
Minority interest in subsidiary loss         --       40       560
Extraordinary item -- debt
  extinguishment, net                        --       --      (400)
Cumulative effect of change in
  accounting for inventory                   --      742        --
Cumulative effect of change in
  accounting for income taxes                --       --       450
                                         ------   ------     -------
         Net earnings                   $28,441  $64,383     $8,062
                                         ======   ======     =======
Earnings per common and common
equivalent share:
  Earnings before extraordinary item
    and cumulative effect of changes
    in accounting principle             $  0.63  $  1.44     $  0.18
  Extraordinary item                         --       --       (0.01)
  Cumulative effect of change in
    accounting for inventory                 --     0.02          --
  Cumulative effect of change in
    accounting for income taxes              --       --        0.01
                                        -------   -------    --------
         Earnings per share             $  0.63  $  1.46     $  0.18
                                        =======  ========    ========
Shares used in earnings per share
  computations                           45,457   44,143      44,627
                                        =======  ========    ========


See accompanying notes to consolidated financial statements.


                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                 Consolidated Statements of Cash Flows
                            (in thousands)

                                              Year Ended December 31,
                                              1995     1994      1993
Cash flows from operating activities:
Net earnings                                 $28,441  $ 64,383  $ 8,062
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
  Depreciation and amortization               22,760    38,795   47,884
  Provision for uncollectible accounts
    receivable                                 1,883     1,100    5,330
  Noncash portion of unusual items                --     4,797    4,832
  Loss (gain) on KCIFS and Medical Services
     dispositions                              2,933   (10,121)      --
  Change in assets and liabilities net of
    effects from purchase of subsidiaries and
    unusual items:
  Decrease (increase) in accounts
    receivable, net                           (2,695)    7,316   (2,481)
  Decrease (increase) in notes receivable      6,014    (9,201)      --
  Decrease (increase) in inventory              (998)    2,735   (1,326)
  Decrease (increase) in prepaid and other
    assets                                      (593)   (3,947)  (5,437)
  Increase (decrease) in accounts payable       (895)   (3,672)     666
  Increase (decrease) in accrued expenses       (520)    2,781    3,930
  Increase (decrease) in income taxes
    payable                                   (3,999)    5,378   (2,889)
  Increase (decrease) in deferred income
    taxes                                      4,451   (11,787)  (2,033)
                                             --------  -------- --------
        Net cash provided by operating
            activities                        56,782    96,451   56,538
                                             --------  -------- --------

Cash flows from investing activities:
  Additions to property, plant and
    equipment                                (36,104)  (13,814) (33,402)
  Decrease (increase) in inventory to be
    converted into equipment for short-
    term rental                               (1,000)    4,250   (3,865)
  Dispositions of property, plant and
    equipment                                  3,231     2,869    2,773
  Businesses acquired in purchase
    transactions, net of cash acquired            --        --   (4,240)
  Proceeds from sale of KCIFS and Medical
    Services divisions                         7,182    65,300       --
  Decrease (increase) in finance lease
    receivables, net                             339    (1,561)    (419)
  Note received from principal shareholder   (10,000)       --       --
  Increase in other assets                    (6,531)   (9,230)   (4,412)
                                             --------   -------   -------
          Net cash provided (used) by
            investing activities             (42,883)   47,814   (43,565)
                                             --------   -------  --------

Cash flows from financing activities:
  Borrowings (repayments) of notes payable
    and long-term obligations                    (800) (102,625)    7,277
  Repayments of capital lease obligations         (64)   (2,382)   (3,526)
  Proceeds from the exercise of stock options   4,919       915       632
  Payments for retirement of preferred stock       --        --    (3,452)
  Purchase and retirement of treasury stock    (2,849)   (1,157)   (2,951)
  Cash dividends paid to shareholders          (6,631)   (6,588)   (6,664)
  Other                                          (185)     (791)     (101)
                                              --------  --------   -------
Net cash used by financing activities          (5,610) (112,628)   (8,785)
                                              --------  --------   -------

Effect of exchange rate changes on cash and
cash equivalents                                  869     1,324      (871)
                                              -------   --------   -------
Net increase in cash and cash equivalents       9,158    32,961     3,317
Cash and cash equivalents, beginning of
  year                                         43,241    10,280     6,963
                                              -------   -------    -------
Cash and cash equivalents, end of year        $52,399  $ 43,241   $10,280

See accompanying notes to consolidated financial statements.


                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
              Consolidated Statements of Capital Accounts
                  Three Years Ended December 31, 1995
                 (in thousands, except per share data)

                                                                                           Notes
                                                        Cumulative                       Receivable
                                                        Foreign                          from Officers
                                     Additional         Currency                         for Exercise
                   Preferred Common  Paid-In   Retained Translation Treasury   Loan to    of Stock
                    Stock    Stock    Capital  Earnings Adjustment   Stock     ESOP       Options
                   --------  -----   --------  --------  ----------  --------   -------    ---------
Balances at
December 31, 1992     $3,307    $45   $15,024  $116,432     $(663)    $(5,559)   $(1,181)    $(285)
  Net earnings  ..        --     --        --     8,062        --       --            --        --
  Exercise of
stock options   ..        --      1       631       --         --       --            --        --
  Forgiveness of
officer receivable        --     --        --        --         --       --           --       225
  Tax benefit
realized from
stock option plan         --     --     3,148        --         --       --           --        --
  Accretion of
preferred stock ..       145     --        --      (145)        --       --           --        --
  Treasury stock
purchased       ..        --     --        --        --         --     (2,951 )       --        --
  Cash dividends
on common and
preferred stock --
    $0.15 per share       --     --        --    (6,664)        --       --           --        --
Payments on loan
to ESOP         ..        --     --        --        --         --       --          526        --
Purchase and
retirement of
perferred stock       (3,452)    --        --        --         --       --           --        --
Foreign currency
translation
adjustment                --     --        --        --       (939)        -          --        --
                      ------   ----    -------  -------     -------   ------      ------    ------
Balances at
December 31, 1993         --     46    18,803   117,685     (1,602)   (8,510)       (655)      (60)
  Net earnings  ..        --     --        --    64,383         --        --          --        --
  Exercise of
stock options   ..        --     --       803        --         --        --          --        --
  Forgiveness of
officer receivable        --     --        --        --         --        --          --        60
  Tax benefit
realized from
stock option plan         --     --       112        --         --        --          --        --
  Treasury stock
purchased       ..        --     --        --        --         --    (1,157)         --        --
  Treasury stock
retired         ..        --     (2)   (9,665)       --         --     9,667          --        --
  Cash dividends
on common stock--
    $0.15 per share       --     --        --    (6,588)        --       --           --        --
  Payments on loan
to ESOP         ..        --     --        --        --         --       --          655        --
  Foreign currency
translation adjustment    --     --       --         --      1,448       --           --        --
                        ----   -----    -----     -----      -----     -----        -----    ------
Balances at
December 31, 1994         --     44    10,053   175,480       (154)       --          --        --
  Net earnings  ..        --     --        --    28,441         --        --          --        --
  Exercise of
stock options   ..        --     --     4,024        --         --        --          --     (185)
  Tax benefit
realized from
stock option plan         --     --       895        --         --        --          --        --
  Treasury stock
purchased                 --     --        --        --         --    (2,849)         --        --
  Treasury stock
retired                   --     --    (2,849)       --         --     2,849          --        --
  Cash dividends
on common stock--
   $0.15 per share        --     --        --    (6,631)        --        --          --        --
  Foreign currency
translation adjustment    --     --        --        --      1,206        --          --        --
                        ----  -----  --------  --------     -------   -------     ------     -----
Balances at
December 31, 1995     $   --  $  44   $12,123  $197,290     $1,052    $   --          --    $ (185)
                      ======= =====  ========  ========     ======    =======     ======    =======

See accompanying notes to consolidated financial statements.

             KINETIC CONCEPTS, INC. AND SUBSIDIARIES
           Notes to Consolidated Financial Statements

NOTE 1.  Summary of Significant Accounting Policies
         ------------------------------------------

(a) Principles of Consolidation
    ---------------------------
The consolidated financial statements include the accounts of Kinetic Concepts, Inc. ("KCI") and all subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of amounts related to prior years have been made to conform with the 1995 presentation.

(b) Nature of Operations and Customer Concentration
    -----------------------------------------------
The Company designs, manufactures, markets and distributes therapeutic products, primarily specialty hospital beds, mattress overlays and mattress replacement systems, that treat and prevent the complications of immobility. The principal markets for the Company's products are domestic and international health care providers, predominantly hospitals and extended care facilities throughout the U.S. and Western Europe. Receivables from these customers are unsecured.

The Company operates in ten foreign countries including Germany, Austria, the United Kingdom, Canada, France, the Netherlands,
Switzerland, Australia, Sweden and Italy. (see Note 12).

The Company contracts with both proprietary and voluntary purchasing organizations ("GPOs"). Proprietary GPOs own all of the hospitals which they represent and, as a result, can ensure complete compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations but cannot ensure that their members will comply with the terms of an executed national agreement. Approximately 46% of the Company's revenue during 1995 was generated under national agreements with GPOs.

(c) Revenue Recognition
    -------------------
Service and rental revenue are recognized as services are rendered. Sales and other revenue are recognized when products are shipped. Through June 15, 1995, the Company leased certain medical equipment under long-term lease agreements which were accounted for as direct financing leases. Unearned interest was amortized to income over the term of the lease using the interest method. (see Note 2).

(d) Cash and Cash Equivalents
    -------------------------
The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

(e) Inventories
    -----------
Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental has been reclassified to property, plant and equipment.

On January 1, 1994, the Company changed its method of applying overhead to inventory. Historically, a single labor overhead rate and a single materials overhead rate were used in valuing ending inventory. Labor overhead was applied as labor was incurred while materials overhead was applied at the time of shipping. During 1993, the Company completed a study to more precisely determine the labor overhead which should be applied to specific products, parts and accessories which resulted in the adoption of four separate labor overhead pools and the application of materials overhead upon the receipt of materials.

The Company believes that the change in the application of this accounting principle is preferable because it more accurately assigns overhead costs to the products, parts and accessories which benefit from the related activities and thus improves the matching of costs with revenues in reporting operating results.

The change in the application of this accounting principle resulted in an increase in net earnings of $742,000 (after reduction of income taxes of $455,000), or $0.02 per share, which reflects the cumulative effect of this change for the periods prior to January 1, 1994. The pro forma effects of the retroactive application of the change in accounting principle have not been disclosed because the effects cannot be reasonably estimated. The effect of the change for the period ended December 31, 1994 on the results of operations before the cumulative effect of the change is not material.

(f) Property, Plant and Equipment
    -----------------------------
Property, plant and equipment are stated at cost. Betterments which extend the useful life of the equipment are capitalized.

(g) Depreciation and Amortization
    -----------------------------
Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (thirty to forty years for the buildings and between three and ten years for most of the Company's other property and equipment) of the assets.

(h) Goodwill
    --------
Goodwill represents the excess purchase price over the fair value of net assets acquired and is amortized over five to thirty-five years from the date of acquisition using the straight-line method.

The carrying value of goodwill is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis, technological advantage or disadvantage, and the Company's strategic focus.

(i) Other Assets
    ------------
Other assets consist principally of patents, trademarks, system development costs, long-term investments, cash and investments restricted for use by the Company's captive insurance company, and the estimated residual value of an asset subject to a leveraged lease. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method.

(j) Income Taxes
    ------------
The Company recognizes certain transactions in different time periods for financial reporting and income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The provision for deferred income taxes represents the change in deferred income tax accounts during the year.

(k) Common Stock and Earnings Per Common and Common Equivalent
    Share
    ----------------------------------------------------------
Earnings per common and common equivalent share are computed by dividing net earnings (after deducting preferred stock dividends and accretion) by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the treasury stock method). Earnings per share computed on a fully diluted basis is not presented as it is not significantly different from earnings per share computed on a primary basis.

(l) Use of Estimates
    ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Insurance Programs
    ------------------
In 1993, the Company established the KCI Employee Benefits Trust (the "Trust") as a self-insurer for certain risks related to the Company's U.S. employee health plan and certain other benefits. The Company funds the Trust based on the value of expected future payments, including claims incurred but not reported. The Company has purchased insurance which limits the Trust's liability under the benefit plans.

During 1993, the Company formed a wholly-owned captive insurance company, KCI Insurance Company, Ltd. (the "Captive"). The Captive reinsures the primary layer of commercial general liability, workers' compensation and auto liability insurance for certain operating subsidiaries of the Company. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred based on actuarial reviews. The Company has obtained insurance coverage for catastrophic exposures as well as those risks required to be insured by law or contract.

(n) Foreign Currency Translation
    ----------------------------
The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period.

(o) New Pronouncements
    ------------------
Accounting for Asset Impairment
-------------------------------
During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company is required to adopt Statement 121 in the fiscal year beginning January 1, 1996.
Statement 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has not completed all of the analysis required to estimate the impact of the new statement; however, the adoption of Statement 121 is not expected to have a material adverse impact on the Company's financial position or the results of its operations at the time of adoption.

Accounting for Stock-Based Compensation
---------------------------------------
During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation. The new Statement allows companies to continue accounting for stock-based compensation under the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees"; however, companies are encouraged to adopt a new accounting method based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded disclosures in footnotes to the financial statements. The Company is subject to the disclosure requirements of Statement 123 in the fiscal year beginning January 1, 1996.

NOTE 2.  Acquisitions and Dispositions
         -----------------------------
On June 15, 1995, the Company sold KCI Financial Services ("KCIFS") to Cura Capital Corporation ("Cura") for cash under a Stock Purchase Agreement. Upon consummation of this transaction, Cura acquired all of the outstanding capital stock of KCIFS. Total proceeds from the sale were $7.2 million. This transaction resulted in a pre-tax loss of $2.9 million which is reflected in selling, general and administrative expenses in 1995. In addition, the Company and its affiliates agreed not to provide lease financing for medical equipment manufactured by third parties for a period of three years. KCIFS served as the leasing agent for Medical Services, certain assets of which were sold in September 1994. The operating results of KCIFS for 1995 and 1994 were not material as compared to the overall results of the Company.

In December of 1994, the Company adopted a plan to liquidate the assets of Medical Retro Design, Inc. ("MRD"). Pursuant to that plan, the Company sold certain operating assets of MRD to HBR Healthcare Co. under an Asset Purchase Agreement effective March 27, 1995. The sales price was approximately $250,000. In conjunction with the sale, KCI and its affiliates agreed not to refurbish certain hospital beds and related furniture for a period of three years. Goodwill of $1.5 million associated with MRD was written off in 1994. The write-off was treated as an unusual item. The operating results of MRD for 1995 and 1994 were immaterial to the overall results of the Company.

On September 30, 1994, the Company sold certain assets (the "Assets") used exclusively by Medical Services to Mediq/PRN under an Asset Purchase Agreement. Upon consummation of this transaction, Mediq/PRN acquired the Assets and assumed certain liabilities of Medical Services. The sales price was approximately $84.1 million. In conjunction with the sale, the Company and its affiliates agreed not to rent or distribute a portfolio of critical care and life support equipment for five years.

Gross proceeds included a cash payment of approximately $65.3 million and promissory notes in the aggregate principal amount of $18.8 million. The net proceeds of $72.8 million, pretax gain of $10.1 million, and after-tax net loss of $2.5 million were calculated, as follows (in thousands):


      Cash                                          $65,300
      Notes receivable (See Note 3)                   9,852
      Fees and commissions                           (2,329)
                                                    -------
                Net proceeds                         72,823
      Equipment and inventory sold                  (38,959)
      Goodwill                                      (25,778)
      Accounts receivable provision                    (479)
      Capital leases assumed                          2,514
                                                    -------
                Pre-tax gain on disposition          10,121
                                                    -------
      Tax expense                                   (12,601)
                                                    -------
                Net loss on disposition             $(2,480)
                                                    =======

Tax   expense  exceeded  the  pretax  gain  amount  due  to   the
nondeductibility of $25.8 million in unamortized goodwill.

Assuming the sale had been consummated as of the beginning of 1994 and 1993 and excluding the after-tax loss on disposition, pro forma operating results of the Company would be as follows
(in thousands):

                                        Year Ended December 31,
                                        -----------------------
                                             1994       1993
                                        ----------    ---------
Revenue                                   $225,800    $212,882
Net earnings                              $ 71,116    $  8,064
Earnings per share                        $   1.61    $   0.18
Shares used                                 44,143      44,627


In June, 1993, the Company acquired the operating assets of Clinical Systems, Inc. ("CSI"), a provider of intravenous services and supplies to the home health care market, from a bank for $4.2 million, including direct acquisition costs. The fair value of assets acquired, including goodwill, was $5.1 million and liabilities assumed were $0.9 million. The Company recognized the excess cost of the assets acquired over the estimated fair value of such assets ("goodwill") of $1.4 million which was being amortized over 15 years. The net assets of CSI were sold as part of the sale of Medical Services and the unamortized goodwill was written off.

NOTE 3.  Notes Receivable
         ----------------
In August 1995, the Company loaned $10.0 million to James R. Leininger, M.D., the principal shareholder and chairman of the Company's Board of Directors. The note was secured by a Stock Pledge Agreement covering one million shares of common stock in Kinetic Concepts, Inc. Interest was payable in annual installments at the rate of 7.94%. In January 1996, the note receivable was collected in full.

Other notes receivable includes notes received from Mediq/PRN as part of the proceeds on the sale of Medical Services effective September 30, 1994. The values of the various notes receivable at December 31, 1995 and December 31, 1994 for accounting purposes are described below (in thousands):

                                      Year Ended December 31,
                                    --------------------------
                                    Principal Balance   Stated
                                     1995       1994    Interest
                                    -------   -------   --------
                                                         Rate
                                                         ----
Note from PRN Holding, Inc. with
  interest due quarterly in
  arrears beginning March, 1996
  and principal due
  September, 1999                  $10,000    $10,000      10%

Notes from Mediq/PRN due in 10
  equal monthly installments
  beginning December, 1994              --      5,404       --

Note from Mediq/PRN due in 12
  equal monthly installments
  beginning December, 1994              --      2,734       8%

Miscellaneous                           --          4       --
                                    ------     ------
Total                               10,000     18,142

Less discount and valuation
allowance                           (6,813)    (8,941)

Less amounts classified as
current                                 --     (6,014)

Notes receivable, noncurrent       $ 3,187    $ 3,187
                                   =======    =======

At the time of the sale, the Company received an opinion from an independent investment banker on the notes receivable which was used to arrive at the carrying values. The Company believes that the carrying amounts for notes receivable are reasonable estimates of the related fair values.

NOTE 4.  Supplemental Balance Sheet Data
         -------------------------------
A summary of accounts receivable follows (in thousands):

                                        December 31,
                                       --------------
                                       1995     1994
                                       ----     ----
Trade accounts receivable             $60,149  $61,722
Employee and other receivables          2,060    2,334
                                      -------  -------
                                       62,209   64,056
Less allowance for doubtful
receivables                             6,177    8,600
                                      -------  -------
                                      $56,032  $55,456
                                      =======  =======

Inventories are comprised of the following (in thousands):

                                        December 31,
                                        ------------
                                       1995     1994
                                       ----    -----
Finished goods                        $ 2,890  $ 3,086
Work in process                         1,040    1,642
Raw materials, supplies and parts      20,174   17,689
                                      -------  -------
                                       24,104   22,417
Less amounts expected to be
  converted into equipment for
  short-term rental                     5,250    4,250
                                      -------  -------
                                      $18,854  $18,167
                                      =======  =======

Net property, plant and equipment consists of the following (in thousands):

                                        December 31,
                                       --------------
                                       1995     1994
                                       ----     ----
Land                                     742      742
Buildings                             11,089    9,882
Equipment for short-term rental      110,858  117,745
Machinery, equipment and furniture    30,256   29,041
Leasehold improvements                   725      633
Inventory to be converted into
equipment                              5,250    4,250
                                      ------   ------
                                     158,920  162,293
Less accumulated depreciation and
  amortization                        96,644  110,936
                                      ------  -------
                                     $62,276  $51,357

Accrued expenses consist of the following (in thousands):

                                        December 31,
                                       -------------
                                       1995     1994
                                       -----   ------
Payroll, commissions and related
  taxes                               $12,589  $11,450
Insurance accruals                      3,470    4,143
Accruals related to disposition of
  Medical Services                        178    1,524
Other accrued expenses (Note 11)       10,253   10,163
                                      -------  -------
                                      $26,490  $27,280
                                      =======  =======

The carrying amount of financial instruments in current assets and current liabilities approximate fair value because of the short maturity of these instruments.

NOTE 5.  Equipment Leases
         -----------------
Through June 15, 1995, the Company leased medical equipment to hospitals, nursing homes, doctors and others through KCIFS. Equipment leases that met the criteria for direct financing leases were carried at the gross investment in the lease less unearned income. Any equipment which did not meet the criteria for a direct financing lease was accounted for as an operating lease. Operating leases are usually for one to three year periods. The medical devices under the operating leases are included with property, plant and equipment in the accompanying
December 31, 1994 balance sheet at a cost of $3.4 million and accumulated depreciation of $1.2 million. The carrying amounts of these leases approximated fair market value. At December 31, 1995, there were no remaining finance or operating lease receivables (see Note 2).

NOTE 6.  Note Payable and Long-Term Obligations
         --------------------------------------
On December 17, 1993, the Company entered into a revolving credit and term loan agreement (the "Credit Agreement") with a bank as agent for itself and certain other financial institutions. The Credit Agreement was subsequently amended on May 8, 1995 and provides for a $50 million one-year revolving credit facility with a two-year renewal option. Any advances under the Credit Agreement are due at the end of the period covered by the Credit Agreement. At December 31, 1995, the entire $50 million balance was available.

The   interest  rate  payable  on  borrowings  under  the  Credit
Agreement is at the election of the Company: (i) the Bank's reference rate, or (ii) the London inter-bank offered rate quoted to the Bank for one, two, three, or six month Eurodollar deposits adjusted for appropriate reserves ("LIBOR") plus 40 basis points.

The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets. The Credit Agreement also contains certain events of default, includes certain provisions governing a change in contract of the Company, and establishes various fees to be paid by the Company. At December 31, 1995, the Company was in compliance with all covenants.

In   the  fourth  quarter  of  1993,  the  Company  recorded   an
extraordinary item of $400,000, net of $267,000 tax benefit, or $0.01 per share related to the refinancing of its then-existing debt facility.

At December 31, 1994, KCIFS had a note payable which provided for borrowings up to a maximum of $5.0 million with a bank. At December 31, 1994, $1.9 million was due on demand on the note payable. The term loan portion of this obligation is included in long-term obligations below. Interest on the note payable was at the bank's base lending rate plus one-half of one percent (9% at December 31, 1994).

A summary of long-term obligations follows (in thousands):

                                                December 31,
                                                -------------
                                                1995     1994
                                                -----   -----
Nonrecourse notes payable to financial
  institutions, interest rates ranging
  from 10.5% to 13.5%, payable
  through October 1998                         $   --   $  891
Other notes                                        --    5,155
                                               -------  ------
                                                   --    6,046
Less current installments                          --    3,410
                                               -------  ------
Long-term obligations, excluding current
  installments                                 $   --   $2,636
                                               =======  ======


The carrying value of the Company's long-term debt obligations approximates their face value based on current rates for similar types of debt.

Interest paid on debt during 1995, 1994 and 1993 amounted to $0.4 million, $5.4 million and $7.0 million, respectively.

NOTE 7.  Leasing Obligations
         -------------------
The Company leases service vehicles, office space, various storage spaces and manufacturing facilities under noncancelable operating leases which expire at various dates over the next six years. Total rental expense for operating leases, net of sublease payments received, was $12.0 million, $10.9 million and $11.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

                                              Operating
                                               Leases
                                              --------
      1996                                    $8,396
      1997                                     5,389
      1998                                     3,296
      1999                                     1,861
      2000                                     1,182
      Later years                                302
                                             -------
      Total minimum lease payments           $20,426
                                             =======
NOTE 8.  Income Taxes
         ------------
The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $450,000 was determined as of January 1, 1993, and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993.

Earnings before income taxes consists of the following (in thousands):

                                       Year Ended December 31,
                                       -----------------------
                                       1995     1994     1993
                                       ----     ----     -----
Domestic                              $37,542  $110,287  $10,022
Foreign                                10,804    9,263     4,605
                                      -------  -------   -------
                                      $48,346  $119,550  $14,627
                                      =======  ========  =======


Income   tax  expense  attributable  to  income  from  continuing
operations consists of the following (in thousands):

                                    Year Ended December 31, 1995
                                    ----------------------------
                                    Current   Deferred   Total
                                    -------   --------   -------
Federal                             $ 8,148   $ 4,174   $12,322
State                                 2,140       277     2,417
International                         5,166         0     5,166
                                    -------   -------   --------
                                    $15,454   $ 4,451   $19,905
                                    =======   =======   =======


                                    Year Ended December 31, 1994
                                    ----------------------------
                                    Current   Deferred    Total
                                    -------   --------    -----
Federal                             $56,697  $(11,031)   $45,666
State                                 8,212      (756)     7,456
International                         3,282        --      3,282
                                    -------  ---------   -------
                                    $68,191  $(11,787)   $56,404
                                    =======  ========    =======


                                    Year Ended December 31, 1993
                                    ----------------------------
                                    Current   Deferred    Total
                                    -------   --------    ------
Federal                            $ 4,483   $(1,071)   $ 3,412
State                                1,565      (574)       991
International                        2,710        62      2,772
                                   -------   -------    -------
                                   $ 8,758   $(1,583)   $ 7,175
                                   =======   =======    =======

Income   tax  expense  attributable  to  income  from  continuing
operations differed from the amounts computed by applying the statutory tax rate of 35 percent to pretax income from continuing operations as a result of the following:

                                       Year Ended December 31,
                                       -----------------------
                                       1995     1994      1993
                                       ----     ----     -----
Computed "expected" tax expense       $16,921 $41,843   $5,119
Goodwill                                  533   9,307      824
State income taxes, net of Federal
  benefit                               1,571   4,846      644
Loss in majority-owned subsidiary          --      --      802
Effect of change in tax rates on
temporary differences                      --      --      250
Foreign income taxed at other than
U.S. rates                              1,836     350    1,159
Utilization of foreign net operating
loss carryforwards                       (231)   (814)  (1,319)
Nonconsolidated foreign net
operating loss                            492     566       --
Foreign, other                         (1,450)    271     (135)
Effect of change in inventory
accounting method                          --     455       --
Other, net                                233    (420)    (169)
                                        ------   -----  -------
                                      $19,905 $56,404   $7,175
                                      ======= =======   =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and December 31, 1994 are presented below:

                                               1995      1994
                                               ----      ----
Deferred Tax Assets:
Accounts receivable, principally due to
  allowance for doubtful accounts              $3,591   $3,083
Intangible assets, deducted for book
  purposes but capitalized and amortized
  for tax purposes                                323       51
Net operating loss carryforwards                  492    1,193
Inventories, principally due to additional
  costs capitalized for tax purposes
  pursuant to the Tax Reform Act of 1986          702    1,064
Notes receivable, basis difference                397      679
Legal fees, capitalized and amortized for
  tax purposes                                    402      672
Other                                             560      139
                                               ------   ------
  Total gross deferred tax assets               6,467    6,881
  Less valuation allowance                       (492)  (1,193)
                                               ------   ------
  Net deferred tax assets                       5,975    5,688

Deferred Tax Liabilities:
Plant and equipment, principally due to
  differences in depreciation and basis        (5,686)   (1,032)
Accrued liabilities, not currently
deductible for tax purposes                        --      (256)
Deferred state tax liability                     (421)     (144)
Other                                            (242)     (179)
                                               ------    ------
  Total gross deferred tax liabilities         (6,349)   (1,611)
  Net deferred tax asset (liability)           $ (374)   $4,077
                                               ======    ======


At December 31, 1995, the Company had $1.3 million of operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards must be utilized within the applicable carryforward periods. A valuation allowance has been provided for the deferred tax assets related to loss carryforwards. Carryforwards of $616,000 can be used indefinitely and the remainder expire from 1997 through 2000.

The Company anticipates that the reversal of existing taxable temporary differences and future taxable income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets. In accordance with the Company's accounting policy, U.S. deferred taxes have not been provided on undistributed earnings of foreign subsidiaries at the end of 1995, as the Company intends to reinvest these earnings permanently in the foreign operations or to repatriate such earnings only when advantageous for the Company to do so. The amount of the unrecognized tax liability for these undistributed earnings is not material at the end of 1995 due to the availability of foreign tax credits.

Income taxes paid during 1995, 1994, and 1993 were $15.1 million, $57.3 million and $13.3 million, respectively.

NOTE 9.  Shareholders' Equity and Employee Benefit Plans
         -----------------------------------------------
Common Stock

The  Company is authorized to issue 100 million shares of  Common
Stock, $.001 par value (the "Common Stock"). The number of shares of Common Stock issued and outstanding at the end of 1995 and 1994 was 44,331,000 and 43,921,000, respectively.

Treasury Stock

In February, 1993, the Company's Board of Directors approved a program to repurchase up to 3,000,000 shares of its Common Stock. The Company repurchased 372,000 shares during 1995 and 237,000 shares during 1994. In 1994, the Company's Board of Directors adopted a resolution to return all repurchased shares to the status of authorized but unissued shares. In accordance with this resolution, the Company retired 372,000 and 1,779,000 treasury shares in 1995 and 1994, respectively.

Preferred Stock

The Company is authorized to issue up to 20 million shares of Redeemable Preferred Stock, par value $0.001 per share, in one or more series. As of December 31, 1995 and December 31, 1994, none were issued.

Options

The 1987 Kinetic Concepts, Inc. Key Contributor Stock Option Plan (the "Key Contributor Stock Option Plan") covers up to an aggregate of 5,750,000 shares of the Company's Common Stock. Options may be granted under the Key Contributor Stock Option Plan to employees (including officers), non-employee directors and consultants of the Company. The exercise price of the options is determined by a committee of the Board of Directors of the Company. The Key Contributor Stock Option Plan permits the Board of Directors to declare the terms for payment when such options are exercised. Options may be granted with a term not exceeding ten years.

The  following table summarizes the activity in the Company's Key
Contributor Stock Option Plan (in thousands, except per share data):

                                              Option Price
                                 Shares         Per Share
                                -------     ----------------
Outstanding, January 1, 1993      1,802     $3.00  to $8.625
Granted                           1,212     $3.75  to $7.625
Canceled                           (346)    $3.50  to $8.1875
Exercised                           (62)    $3.50  to $5.75
                                  ------
Outstanding, December 31, 1993    2,606     $3.00  to $8.625
Granted                           2,116     $3.375 to $6.00
Canceled                         (1,556)    $3.50  to $8.625
Exercised                          (199)    $3.50  to $5.75
                                 -------
Outstanding, December 31, 1994    2,967     $3.00  to $8.625
Granted                             865     $5.50  to $11.75
Canceled                           (277)    $3.375 to $8.1875
Exercised                          (760)    $3.375 to $6.75
                                 -------
Outstanding, December 31, 1995    2,795     $3.00  to $11.75
                                 =======

As of December 31, 1995 and 1994, 1.0 million and 1.1 million options were exercisable and 834,000 and 1,423,000 shares were available for future grants, respectively.

The 1988 Kinetic Concepts, Inc. Directors Stock Option Plan (the "Directors Stock Option Plan") covers an aggregate of 300,000 shares of the Company's Common Stock and may be granted to non-employee directors of the Company. The exercise price of options granted under the Directors Stock Option Plan shall be the fair market value of the shares of the Company's Common Stock on the date that such option is granted.

The  following  table summarizes the activity  in  the  Directors
Stock Option Plan (in thousands, except per share data):

                                     Shares   Option Price Per
                                                    Share
                                    --------  ----------------
Outstanding, January 1, 1993           119   $4.125  to $13.25
Granted                                  8   $4.50
Exercised                              (57)  $7.00
Lapsed                                  (8)  $13.125 to $13.25
                                    --------
Outstanding, December 31, 1993          62   $4.125  to $9.375
Granted                                  8   $3.75   to $4.50
Exercised                               --   $--
Lapsed                                  (8)  $5.00   to $5.25
                                    --------
Outstanding, December 31, 1994          62   $3.75   to $9.375
Granted                                  8   $8.125  to $9.25
Exercised                              (32)  $4.125  to $5.875
Lapsed                                  --   $--
                                    --------
Outstanding, December 31, 1995          38   $3.75   to $9.375
                                    ========

In July, 1991, the Company granted options to three non-employee directors of the Company to acquire a total of 30,000 shares of the Company's Common Stock at $5.00 per share (the fair market value at date of grant). At December 31, 1995, 20,000 options are exercisable and expire ten years from the grant date.

In addition, in April, 1993, the Company granted a warrant to AmHS Purchasing Partners, L.P. ("AmHS") to acquire 150,000 shares of the Company's common stock at $6.625 per share (the fair market value at date of grant). These options are exercisable and expire over a five-year period from such date.

During 1994, the Chairman of the Board issued options for 440,000 of his shares at fair market value of $5.74 to the newly appointed Chief Executive Officer.

The 1995 Kinetic Concepts, Inc. Senior Executive Management Stock Option Plan (the "Senior Executive Stock Option Plan") covers a total of 1.4 million shares of the Company's Common Stock and may be granted to certain senior executives of the Company at the recommendation of the Chief Executive Officer and discretion of the Company's Board of Directors. The exercise price for each share of common stock covered by an option shall be established by the Board of Directors but may not in any case be less than the fair market value of the shares of common stock of the company on the date of grant. Vesting of options granted is subject to certain terms and conditions. The Senior Executive Stock Option Plan is subject to final approval by the Company's shareholders.

Employee Stock Ownership Plan

The Company has established an Employee Stock Ownership Plan (the "ESOP") covering employees of the Company who meet minimum age and length of service requirements. The ESOP enables eligible employees to acquire a proprietary interest in the Company.

As of December 31, 1995, and December 31, 1994, 566,772 and 500,000 shares, respectively, of the stock owned by the ESOP were allocated to employees. Based on the number of shares planned to be allocated for the year, ESOP expense recorded during 1995, 1994, and 1993 amounted to $263,000, $476,000 and $594,000, respectively. ESOP expense in 1994 and 1993 included $5,000 and $55,000, respectively, of interest expense related to a loan agreement with a bank.

Investment Plan

The Company has an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and the Company matches employee contributions up to a specified limit. In 1995, 1994 and 1993, $265,000, $314,000 and $308,000, respectively, was charged to expense for matching contributions.

NOTE 10. Commitments and Contingencies
         -----------------------------
On February 21, 1992, Novamedix Limited filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. Novamedix seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material effect on the Company's business, financial condition or results of operations.

The Company is party to several lawsuits generally incidental to its business, including product claims and is contesting certain adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the accompanying financial statements for estimated exposures related to these lawsuits and adjustments. In the opinion of management, the disposition of these items will not have a material effect on the Company's business, financial condition or results of operations.

See discussion of self-insurance program at Note 1 and leases  at
Note 7.


NOTE 11. Unusual Items
         -------------
During the third quarter of 1994, the Company recorded a gain from the settlement of a patent infringement lawsuit brought against SSI. The settlement was $84.75 million. Net of legal expenses, this transaction added $81.6 million of pretax income to the 1994 results. In addition, a $10.1 million pretax gain from the sale of Medical Services was recognized. The Company recorded certain other unusual items, primarily planned dispositions of under-utilized rental assets and over-stocked inventories of $6.8 million.

A summary of unusual items follows (in thousands):

                                            1995     1994    1993
                                            ----     ----    -----
SSI settlement, net of legal fees          $  --   $81,596  $    --
Gain from Medical Services sale (Note 2)      --    10,121       --
Equipment and inventory write-downs           --    (4,045)  (4,850)
Other                                         --    (2,804)  (1,855)
                                           ------  -------- --------
          Unusual items in operating
          earnings                         $  --   $84,868  $(6,705)
                                           ------  -------  --------

During the fourth quarter of 1993, the Company recorded unusual items of $6.7 million. Adjustments to the carrying values of assets and liabilities, primarily related to planned dispositions of under-utilized rental assets and over-stocked inventories, totaling $4.8 million were charged to unusual items. Unusual items also included provisions of $900,000 relating to losses anticipated for the relocation of certain operations as well as certain other severance costs. A provision for anticipated losses of $1 million related to product liability claims was also charged to unusual items when one of the Company's former insurance carriers was placed into receivership.

NOTE 12.  Segment and Geographic Information
          ----------------------------------
The Company operates primarily in one industry segment: the distribution of specialty therapeutic beds and rental medical devices to select health care providers.

A summary of financial information by geographic area is as follows:

                             Year Ended December 31, 1995
                             ----------------------------
                       Domestic  Foreign  Eliminations Consoliadated
                       --------  -------  ------------ -------------
Total revenue:
  Unaffiliated
    customers         $182,754  $60,689   $      --      $243,443
  Intercompany
    transfers            6,991      --    $ (6,991)            --
                     ---------  -------   ---------      --------
          Total       $189,745  $60,689   $ (6,991)      $243,443
                     ---------  -------   ---------      --------
Operating earnings    $ 33,779  $10,845   $   (832)      $ 43,792
                     =========  =======   =========      ========
Total assets:
  Identifiable
    assets            $157,615  $43,787   $(10,075)      $191,327
                     =========  =======   =========
  Corporate assets                                         52,399
                                                         --------
       Total assets                                      $243,726
                                                         ========



                             Year Ended December 31, 1994
                             ----------------------------
                       Domestic  Foreign   Eliminations  Consolidated
                       --------  -------   ------------  ------------
Total revenue:
  Unaffiliated
    customers          $223,202  $46,444    $     --     $269,646
Intercompany
    transfers             5,489       --      (5,489)          --
                       --------  -------    ---------    --------
       Total           $228,691  $46,444    $ (5,489)    $269,646
                       ========  =======    =========    ========
Operating earnings     $117,368  $ 7,737    $ (1,027)    $124,078
                       ========  =======    =========    ========
Total assets:
  Identifiable assets  $156,248  $41,756    $ (8,514)    $189,490
                       ========  =======    =========
  Corporate assets                                         43,241
                                                         --------
       Total assets                                      $232,731
                                                         ========




                             Year Ended December 31, 1993
                             ----------------------------
                       Domestic  Foreign   Eliminations  Consolidated
                       --------  -------   ------------  ------------
Total revenue:
  Unaffiliated
    customers          $229,301  $39,571    $     --      $268,872
  Interrcompany
    transfers             3,644       --      (3,644)           --
                       --------  -------    --------      --------
       Total           $232,945  $39,571    $ (3,644)     $268,872
                       ========  =======    ========      ========
Operating earnings     $ 14,941  $ 6,093    $   (479)     $ 20,535
                       ========  =======    ========      ========
Total assets:
  Identifiable assets  $244,495  $37,285    $ (7,487)     $274,293
                       ========  =======    ========      ========
  Corporate assets                                          10,280
                                                          --------
       Total assets                                       $284,573
                                                          ========

Domestic intercompany transfers primarily represent shipments of equipment and parts to international subsidiaries. These intercompany shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist of cash and cash equivalents.

NOTE 13.  Quarterly Financial Data (Unaudited)
          ------------------------------------
The  unaudited consolidated results of operations by quarter  are summarized below:
                               Year Ended December 31, 1995
                               ----------------------------
                             First   Second    Third   Fourth
                            Quarter  Quarter  Quarter  Quarter
                            -------  -------  -------  -------
Revenue                     $57,027  $59,790  $61,606  $65,020(a)
Operating earnings          $ 9,577  $ 8,717  $12,734  $12,764
Net earnings                $ 6,098  $ 5,716  $ 8,535  $ 8,092
Earnings per common and
common equivalent share       $0.14    $0.13    $0.19    $0.18


                               Year Ended December 31, 1994
                               ----------------------------
                             First   Second   Third    Fourth
                            Quarter Quarter  Quarter  Quarter
                            ------- -------  -------  -------
Revenue                     $72,084 $67,751  $70,239  $59,572(a)
Operating earnings          $ 9,161 $ 8,035  $93,202  $13,680(b)
Net earnings                $ 4,264 $ 3,173  $48,641  $ 8,305(b)
Earnings per common and
common equivalent share       $0.10   $0.07    $1.10    $0.19(b)


(a) See discussion of acquisitions/dispositions at Note 2.
(b) See discussion of unusual items at Note 11 and extraordinary item at Note 6.

Earnings per share for the full year may differ from the sum total of the quarterly earnings per share due to rounding differences.




                  Independent Auditors' Report




The Board of Directors and Shareholders
Kinetic Concepts, Inc.:


We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows and capital accounts for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As  discussed  in  Notes  1 and 8 to the  Consolidated  Financial
Statements, the Company changed its method of accounting for income taxes in 1993, and its method of applying overhead to inventory in 1994.


                             /s/ KPMG PEAT MARWICK LLP
                             -------------------------
                              KPMG Peat Marwick LLP

San Antonio, Texas
February 6, 1996


BOARD OF DIRECTORS

JAMES R. LEININGER, M.D.
Chairman of the Board of Directors

RAYMOND R. HANNIGAN
President and Chief Executive Officer

PETER A. LEININGER, M.D.
Executive Vice President

SAM A. BROOKS
Chairman, National Imaging Affiliates, Inc.

FRANK A. EHMANN
Retired
Former Executive Vice President and Co-Chief Operating Officer
Baxter Travenol Laboratories, Inc.

BERNHARD T. MITTEMEYER, M.D.
Executive Vice President and Provost,
Texas Tech University Health Science Center

CORPORATE OFFICERS

RAYMOND R. HANNIGAN
President and Chief Executive Officer

PETER A. LEININGER, M.D.
Executive Vice President

BIANCA A. RHODES
Senior Vice President, Finance and Chief Financial Officer

DENNIS E. NOLL
Senior Vice President, General Counsel and Secretary

MICHAEL J. BURKE
Vice President, Manufacturing

OPERATING DIVISION EXECUTIVES

CHRISTOPHER M. FASHEK
President
KCI Therapeutic Services, Inc.

FRANK DiLAZZARO
President
KCI International, Inc.

DANIEL R. PUCHEK
President
KCI New Technologies, Inc.

JOSH H. LEVINE
Vice President and General Manager
KCI Home Care Division

INVESTOR INFORMATION

BIANCA A. RHODES
Senior Vice President, Finance and Chief Financial Officer
210-524-9000

FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge from Investor Relations, Kinetic Concepts, Inc.

LISTED

NASDAQ National Market System, Ticker Symbol KNCI

TRANSFER AGENT AND REGISTRAR

FIRST NATIONAL BANK OF BOSTON
c/o BostonEquiServe
Shareholder Services Division
P.O. Box 644
Boston, MA 02102-0644
(617) 575-3400

ANNUAL MEETING

The Company's annual meeting of shareholders will be held on Tuesday, May 14, 1996 at 9:00 a.m. (local time) at:
Embassy Suites Hotel
7750 Briaridge
San Antonio, TX 78230

AUDITORS

KPMG PEAT MARWICK LLP
112 East Pecan
Suite 2400
San Antonio, Texas 78205

MARKET PRICES OF COMMON STOCK
                               1995                       1994
                         High         Low          High          Low
                       ------       ------        -----         -----
First Quarter           8.250        6.563        4.250         3.750
Second Quarter          8.125        6.625        4.250         3.375
Third Quarter          11.625        7.000        5.875         3.375
Fourth Quarter         13.000       10.000        6.875         5.375



TRADEMARKS -  TriaDyne TM, BariKare(R), PlexiPulse(R), All-in-1
System,The V.A.C. TM, TheraPulse(R), KinAir(R), DynaPulse TM,
FirstStep(R), and HomeKair(R) are trademarks of Kinetic Concepts, Inc. Clinical Advantage SM, Kinetic Therapy SM, Genesis SM, Odyssey SM, and Continuum of Care SM, are service marks of Kinetic Concepts, Inc. These products are subject to patent and/or pending patent.

(C) Copyright 1996 Kinetic Concepts, Inc.