Form 10-K, Exhibit 13
period 1996-12-31
KINETIC CONCEPTS INC /TX/
filed 1997-03-28
CIK 831967

Exhibit 13.1





                           TABLE OF CONTENTS

20 Years of Clinical Excellence   1

Letter to Shareholders            2-3

Delivering Therapies -- Not
Equipment                         4

KCI's Clinical Advantage          7

The Most Clinically Proven,
  Product Line in the Industry    8

Building on a Foundation of
  Performance                    11

Our Product Continuum            12

Financial Table of Contents      13





                                  Year Ended December 31,
----------------------------------------------------------------
FINANCIAL HIGHLIGHTS 1
(in millions, except per      1996   1995  1994 2  1993   1992
share data)
-----------------------------------------------------------------
Revenue
                             $269.9 $243.4 $269.6 $268.9 $278.5
Operating earnings             55.4   43.8  124.1   20.5   55.1
Net earnings                   39.0   28.4   64.4    8.1   28.5
Earnings per share             0.86   0.63   1.46   0.18   0.63
Cash flow provided by
operations...........          62.2   56.8   96.5   56.5   58.0

1 See Consolidated Financial Statements and the Notes
         thereto on page 22.
2 Results include $43.1 million, or $0.98 per share, from several non-recurring gains.





The Letter to Shareholders, Management's Discussion and Analysis of Financial Condition and Results of Operations and other information provided in this annual report contain forward-looking statements that involve risks and uncertainties, including but not limited to, projections of future operating results, market penetration and the financial condition of the Company. Certain risk factors that may impact the forward-looking statements set forth herein are detailed from time to time in the Company's Securities and Exchange Commission filings.



                    20 YEARS OF CLINICAL EXCELLENCE


TWENTY YEARS AGO, KINETIC CONCEPTS, INC. WAS FOUNDED TO IMPROVE THE QUALITY OF CARE FOR CRITICALLY ILL PATIENTS. DR. JIM LEININGER, AN EMERGENCY ROOM PHYSICIAN, NOTICED THAT HIS PATIENTS WOULD OFTEN SURVIVE SERIOUS PHYSICAL TRAUMA, ONLY TO DEVELOP LIFE- THREATENING COMPLICATIONS AS A RESULT OF IMMOBILITY. BECAUSE OF HIS CONCERN, HE PURCHASED THE RIGHTS TO MANUFACTURE A SPECIAL ROTATING HOSPITAL BED THAT HE BELIEVED COULD PREVENT SUCH COMPLICATIONS AND, AS A RESULT,
SAVE LIVES. THE BED, THE ROTOREST, PROVIDED KINETIC THERAPY: LATERAL ROTATION OF 40 DEGREES TO EACH SIDE, PREVENTING FLUID BUILD-UP IN THE LUNGS. FROM THAT FIRST BED AND A MAN WITH A VISION, KINETIC CONCEPTS HAS GROWN INTO A GLOBAL CORPORATION THAT DEVELOPS AND MARKETS A BROAD RANGE OF INNOVATIVE HEALING SYSTEMS, INCLUDING SPECIALTY BEDS, MATTRESS REPLACEMENT SYSTEMS AND RELATED MEDICAL DEVICES THAT ADDRESS SKIN BREAKDOWN, CIRCULATORY COMPLICATIONS AND PULMONARY PROBLEMS ASSOCIATED WITH PATIENT IMMOBILITY. WE CELEBRATED OUR TWENTIETH ANNIVERSARY OF SAVING LIVES AND IMPROVING CLINICAL OUTCOMES DURING 1996, AND HAD AN OPPORTUNITY TO REFLECT ON THE MANY CHANGES AND ACCOMPLISHMENTS THAT HAVE TAKEN PLACE ALONG THE WAY. WHAT REMAINS UNCHANGED IN THOSE 20 YEARS IS OUR COMMITMENT -- AT EVERY LEVEL OF THE COMPANY -- TO PROVIDE CLINICAL EXCELLENCE AND IMPROVE PATIENTS' LIVES. OUR PATIENT OUTCOMES SPEAK FOR THEMSELVES.



DEAR FELLOW SHAREHOLDERS

      Meeting clinical challenges and providing solutions. All of our collective efforts at Kinetic Concepts, Inc. are focused on this fundamental goal of patient care. At every level of our organization, we focus on improving patient outcomes -- integrating all the products, therapies and services needed to optimize patient recovery and quality of life in the most cost-effective way possible.

      As the health care industry changes, we at KCI find ourselves on the vanguard of this changing marketplace. We believe we can best serve cost-conscious health care providers by offering cost-effective therapeutic systems that reduce the incidence of pulmonary complications and skin breakdown and accelerate wound healing. Our team members have accepted this challenge.

      The recent emphasis on the efficacy of health care delivery is nothing new to us at KCI. Our therapies have always been designed to help patients heal faster and to improve patient outcomes and quality of life. Ultimately, this reduces costs. It is a process that benefits not only our patients but also medical care providers, hospitals, insurers and ultimately our shareholders.

THE KCI CLINICAL ADVANTAGE TM.

      Our  focus  is  best  exemplified by what we  call  the  Clinical
Advantage TM. Based on a conviction that therapeutic solutions to medical problems must withstand rigorous clinical review before being implemented, we sponsor a wide variety of clinical studies which are subject to vigorous external review. Our studies document both medical efficacy and economic efficiency.

      This is important because health care delivery systems are being re-examined by care providers on an item-by-item basis for their effect on achieving cost effective patient outcomes. On an even more fundamental level, we want to ensure that each patient who depends on KCI's therapeutic healing systems will benefit from our thorough attention to outcomes testing and research.

     During 1996, we estimate that KCI was involved in the care of more than half a million people. We have also expanded our geographic reach to include all 50 U.S. states and more than 30 countries globally. All over the world, our team is making a difference.

THE KCI CONTINUUM OF CARE TM.

      No matter what the care setting, our commitment to healing patients faster remains paramount. Whether in an acute, extended care or home setting, we can accommodate a patient's needs with the broadest, most clinically proven product line in the industry. In addition, new technologies and devices are expanding the therapies we can offer within our continuum.


ACCOMPLISHMENTS.

      1996 was a key year for KCI in enhancing and extending patient outcome research through clinical studies and our proprietary software. And in November, we launched our innovative V.A.C.(R) wound-care device in the United States following a successful introduction in Europe.

      Financially, 1996 was an outstanding year for KCI.   Our  focused
initiatives in production, finance and distribution produced strong year-over-year earnings results. We completed an eight-million share
secondary   offering,   increasing  the  liquidity   of   KCI's   stock
substantially.   We also purchased and retired more  than  2.5  million
shares of KCI common stock, further reinforcing our strong earnings-per-share. Both our gross and operating margins strengthened significantly in 1996, with our margins increasing by approximately two percentage points.


      Our margins have improved because our operations are leaner. Our business model continues to produce strong cash flows. We are debt free and our balance sheet remains one of the strongest in our industry. We are positioned better than ever.

      [Earnings Per Share Graph]

       $.18   $.57   $.63   $.86
       1993   1994   1995   1996

       Note:  Excludes effects of Unusual Items


THE FUTURE.

      We have produced an ambitious strategic plan for 1997 and beyond. We have surveyed the opportunities ahead of us and the changes and challenges within the industry that will affect our business. Some of the initiatives on our agenda are:

*   We  remain committed to revenue growth.  In 1996, revenue grew  11%
    overall.   This  was  accomplished through a  combination  of  market expansion and penetration plus key market share gains.

* KCI's financial strategy also focuses on growing our bottom line at a faster rate than revenue. We believe there is still opportunity to make our product and distribution processes more efficient.

* We intend to continue our efforts to differentiate KCI from our competition by leveraging our principal competitive advantage -- our ability to deliver enhanced patient outcomes and demonstrate the effectiveness of Kinetic Therapy TM. Third-party payors are increasingly interested in understanding how well a therapy works and how it will impact their average cost of care. For this purpose, KCI has developed the Genesis software system to accumulate and analyze the information collected by KCI's clinicians in their patient rounds and the Odyssey software program that assists KCI's clinicians and their customers in tracking wound-care outcomes and evaluating treatment protocols. A similar system, PAO2, has been developed for pulmonary care.


* KCI will aggressively seek new technologies and high-end technical products to enhance and extend our product line, such as the V.A.C.(R) wound-care system, which is receiving strong acceptance in the U.S. medical community, just as it did in Europe.

*   The  breadth  and  efficacy of our product line and  reach  of  our
    distribution  network clearly give KCI a competitive advantage.   Our
    pipeline of future products is more exciting than ever.


* With almost $60 million in cash and no debt, KCI is well positioned to make product and company acquisitions that fit our business model and are accretive. We will also continue to repurchase KCI common stock, which in 1996 was at the top of our investment list.

       Our people have made KCI a success. Their enthusiasm, hard work and passion for our Company's mission have brought about great change. They share our energy and commitment to meeting the challenges of the future.

      We believe that the mission of a medical-care company should be improving patient outcomes. Therapeutic healing saves lives and reduces the average cost of care. We are proud that our products have touched the lives of so many people. Whether the patient is Christopher Reeve, Boris Yeltsin, Stan Fox or any of the thousands of people our efforts and products have helped, we at KCI are "People with Purpose." We measure success not just by how many beds or devices we place, but more importantly, by how effective our products and people are in healing patients. You can expect KCI's continued commitment to success in 1997.



/s/ James R. Leininger, M.D.
----------------------------------
JAMES R. LEININGER, M.D.
Chairman of the Board of Directors

/s/ Raymond R. Hannigan
----------------------------------
RAYMOND R. HANNIGAN
President and Chief Executive Officer


[PICTURE OF RAY HANNIGAN AND JIM LEININGER]


[ GRAPH OF PERCENTAGE OF U.S. POPULATION 65 OR OLDER]

                               Year
                       --------------------
                       1950    2000    2050
                       8.1%    12.8%   20.4%


                 DELIVERING THERAPIES -- NOT EQUIPMENT


      Kinetic Concepts is a therapeutic company, a people company. We are service-oriented and solution-driven. With an overriding motivation of delivering therapies that improve patient outcomes, KCI today is 2,000 employees worldwide including a domestic network of 250 staff clinicians and 575 service technicians, all committed to KCI's mission of improving the quality of life through healing.

      When we receive a call that a patient is being transported to a major trauma center, KCI's immediate response is to deliver one of our life-saving therapies and assist in patient movement. We can reach any major trauma center in the U.S. within two hours. We are on call 365 days a year, seven days a week, 24 hours a day, always prepared to bring KCI`s healing surfaces and devices to patients who need them. Whether in an acute, subacute, extended or home care setting, our trained clinicians and technicians work with health care professionals to offer technical expertise on the use of our products and individual attention to ensure the success of our therapies.

      Reinforcing our global emphasis on improved health care, Kinetic Concepts has direct operations in eight international markets in western Europe, as well as in Canada and Australia. Our international distribution network encompasses 45 service centers where 200 service technicians deliver therapeutic patient support surfaces, specialty beds and medical devices. Through independent dealers, we also serve 21 additional international markets throughout the world.


          MEETING THE NEEDS OF A CHANGING PATIENT POPULATION


     Patients are our focus in all that we do at KCI. We remain keenly aware that the patient in a hospital or in an extended or home care setting could be our mother, our grandfather, our brother or a close friend. That realization guides our commitment, reinforces our dedication and enhances our deep sense of responsibility.

     Individually and as an organization, we are committed to providing therapeutic healing systems that improve patient outcomes, treat the complications of immobility -- pulmonary, skin and circulatory problems -- as well as problems related to bariatric care and chronic wounds. We address patient problems and deliver our therapies regardless of care setting or level of acuity, giving each patient a level of personal attention and service that sets KCI apart.

      Keeping in step with changing demographics, KCI offers therapies to meet the needs of an evolving patient population. As the number of older Americans continues to rise and as patients are moved to nursing homes and home care settings, the need for KCI therapies will expand. This is especially true for those patients that deal with circulatory problems or skin breakdown, both of which are highly common indications amongst the elderly.

HOSPITALIZED WITH BILATERAL PNEUMONIA AND IN CRITICAL CONDITION, A CALIFORNIA TEACHER WAS FIGHTING FOR HER LIFE. PLACEMENT ON A TRIADYNE BED TO HELP CLEAR HER LUNGS RESULTED IN A 50% IMPROVEMENT IN HER X-RAYS AND LAB RESULTS OVERNIGHT. HER RECOVERY WAS COMPLETE, AND NOW SHE'S BACK DOING WHAT SHE LOVES -- SHARING HER LOVE OF LEARNING WITH HER STUDENTS.


            [PICTURE OF STUDENT WITH TEACHER IN CLASSROOM]


FOLLOWING A SERIOUS AUTO ACCIDENT, A RETIRED ELECTRICIAN FROM KANSAS HAD A CHRONIC, OPEN HIP WOUND THAT WAS UNRESPONSIVE TO TRADITIONAL THERAPIES FOR SEVERAL MONTHS. WITHIN 48 HOURS AFTER RECEIVING V.A.C. THERAPY, HE WAS AMAZED TO SEE THE WOUND CLOSING AND FILLING IN. NOW HE AND HIS FRIENDS ARE ENJOYING THE GREAT OUTDOORS TOGETHER AGAIN.


         [PICTURE OF MAN WITH DOG SITTING ON A BENCH OUTSIDE]


[Picture of person at computer]

CLINICAL STUDIES
----------------
KCI's outcome management program is part of a long-term commitment to help our customers provide a more competitive health care system. As the managed care market matures, all health care providers involved will become less focused on managing costs alone and more focused in managing outcomes.



                       KCI'S CLINICAL ADVANTAGE

      At KCI, we are 2,000 skilled and committed team members, diversified in function and abilities, but united in professionalism, integrity and a commitment to the highest standard of service to our customers and patients.

      What sets KCI apart in the medical marketplace is a standard we call The Clinical Advantage. At the foundation of KCI's Clinical Advantage is our active sponsorship of independent clinical research. KCI's portfolio of more than 50 active and completed studies supports the medical benefit and cost efficiency of our products and protocols as part of the prevention and healing process, providing the outcome data demanded by today's health care providers. KCI's software programs and integrated clinical data-base, consisting of the Genesis, Odyssey and PAO2 information platforms, combined with our extensive clinical field presence, clinically proven therapies and protocols and supporting cost data define KCI's unique position in the marketplace -- The Clinical Advantage.

      One of our greatest strengths is our flexibility in meeting the changing requirements of today's health care provider. As both private and government reimbursement programs move toward systems where facilities receive a fixed payment based only upon the patient's initial diagnosis, actuarial information becomes critical. The collection and assessment of such information is essential to predict patient outcomes and develop appropriate pricing structures. That's where The Clinical Advantage can help.

     From an emergency placement of a trauma patient on a KCI TriaDyne, to assistance in developing a wound-care management program for a patient using the V.A.C., to participation in patient rounds, trained KCI team members make more than 200,000 patient rounds annually. These employees -- many with medical or clinical backgrounds -- assist facility staff in collecting clinical outcome data. To facilitate the collection and processing of this data, KCI has developed three proprietary software programs -- Genesis, Odyssey and PAO2.

      KCI staff clinicians use Genesis to assist in tracking service responsiveness and patient outcomes. Using hand-held computers, these clinicians make regular rounds to document the effect of KCI therapies on a patient's overall condition. This information is then entered into a central database and analyzed to determine the effectiveness of specific treatment protocols.

      Odyssey and PAO2 patient assessment and outcome tracking software systems enable KCI customers to standardize the information collected on KCI's wound management and pulmonary management protocols. As they document and track complete wound and pulmonary management programs -- including identifying at-risk patients and determining the cost of achieving patient outcomes -- the facilities share collected data with KCI for inclusion in a national database. This enables the company to compare a facility's program or patient results with similar programs or patients on a local, regional or national basis. Each facility can then enhance its wound and pulmonary management programs and achieve the best possible outcome at the lowest total cost of care.


[PICTURE OF V.A.C.(R)]

THE V.A.C.(R)
-------------
 Problem wounds need special solutions. The V.A.C. (Vacuum Assisted Closure) closes wounds when other methods fail. It uses a pump and special sponge to create negative pressure within the wound, drawing the skin together. For some patients, the V.A.C. is the only answer and only KCI has the V.A.C.



   THE MOST CLINICALLY PROVEN, ADVANCED PRODUCT LINE IN THE INDUSTRY

      KCI's Continuum of Care provides the broadest range of specialty beds and mattress replacement and overlay systems in the industry, including a multitude of clinically proven therapies which deliver pressure relief and reduction, pulsation, Kinetic Therapy and percussion. Health care providers have the flexibility to increase or decrease the prescribed therapy based on individual patient acuity, which minimizes expenditures while still achieving the desired outcome.

      The cornerstone of KCI's success is the Company's focus on the needs of each patient. This patient focus has led to the introduction of several new specialty patient surfaces and critical medical devices for wound care, pulmonary care and the care of bariatric patients.

      As an example, the 1996 national launch of negative pressure therapy through the V.A.C. (Vacuum Assisted Closure) is gaining widespread acceptance as a revolutionary therapy for healing chronic wounds. The V.A.C. uses a portable pump and a special "sponge" dressing to create negative pressure within a wound. The process reduces edema, draws fresh blood cells to the wound site and draws the skin together, producing dramatic healing results in patients with difficult wounds that had been resistant to healing. This dramatic improvement also results in cost savings to the hospital. In fact, Bowman Gray Hospital's 1996 Annual Report indicates that use of the V.A.C. has resulted in a savings to the hospital of over $170,000 in wound-care costs.

      KCI's KinAir III and TheraPulse specialty beds and the First Step
(R) family of overlays are the foundation of our wound-care product continuum. TheraPulse is the most aggressive specialty bed available for wound healing, with clinical studies documenting a 30 percent reduction in overall healing time. In extended care, where Medicare has a 100-day limit on reimbursement, TheraPulse is quickly becoming the product of choice.

      In 1996, the introduction of Impression, an affordable, self-contained, powered, pressure-relieving mattress replacement system and TheraRest MRS, a static, pressure-reducing system, expanded KCI's continuum to health care providers interested in purchasing some of their wound-care support surfaces. (The Company normally rents its specialty surfaces on an as needed basis.) Also, the First Step (R) TriCell TM was introduced to expand the pressure-relieving therapy of the First Step (R) family of overlays into the rapidly growing home care market.

     In bariatric care, the KCI BariKare addresses the special needs of the large patient. Introduced in 1995, the BariKare serves as a bed, chair and x-ray table for patients weighing up to 850 pounds. Features such as built-in scales let nurses care for these patients in a safe and dignified manner. In 1996, the introduction of the First Step (R) Select Heavy Duty TM incorporated proven pressure-relieving therapy into a design which fits directly on the BariKare. These products, combined with important accessories like wheelchairs, walkers and commodes, have established KCI as a leader in providing for this underserved patient segment.


IN RESPIRATORY FAILURE AFTER CONTRACTING A RARE VIRUS ON A CAMPING TRIP, A 30-YEAR-OLD COMPUTER EXECUTIVE FROM BOSTON WAS BARELY CLINGING TO LIFE WHEN SHE WAS PLACED ON THE ROTOREST. WITHIN MINUTES AFTER THE MAXIMUM DEGREE OF ROTATION WAS APPLIED, HER PULMONARY FUNCTION BEGAN TO IMPROVE. THE ICU NURSES WHERE SPEECHLESS AT THE SPEED OF HER RECOVERY. THIS BRUSH WITH DEATH HAS GIVEN HER LIFE NEW MEANING.

                           [PICTURE OF GIRL]

AFTER FALLING INTO A COMMUNITY POOL AND NEARLY DROWNING, AN ATLANTA TWO-YEAR OLD REQUIRED ADVANCED TECHNOLOGY TO REROUTE AND OXYGENATE HIS
BLOOD.   AMID A TANGLE OF CATHETERS AND TUBES, HE WAS CAREFULLY  PLACED
ON A PEDIKAIR, WHICH USING ITS PULSATION FEATURE, KEPT HIS LUNG SECRETIONS MOBILIZED PREVENTING PNEUMONIA. NOW FULLY RECOVERED, HE JUST WANTS TO GO SWIMMING AGAIN AND HIS FATHER IS HAPPY TO TAKE HIM.

                [PICTURE OF TWO YEAR OLD BOY WITH DAD]

      In  addressing  the  needs of the pulmonary patient,  KCI's  most advanced  healing system, the TriaDyne TM, continues  to  be  the  only product available able to deliver pulsation, percussion and true Kinetic Therapy, which has been defined by the U.S. Centers for Disease Control as lateral rotation of at least 40 degrees on each side. Kinetic Therapy has been demonstrated to effectively prevent and treat pulmonary complications. Effective use of Kinetic Therapy through KCI's TriaDyne TM, RotoRest (R) Delta and BioDyne (R), along with patient tracking through PAO2, provides an excellent pulmonary management program for today's health care provider.

      The immobile patient may also experience circulatory problems. The PlexiPulse and PlexiPulse All-in-1 System are non-invasive vascular assistance devices that aid venous return by pumping blood from the lower extremities to help prevent clotting and reestablish microcirculation. The PlexiPulse has been proven to be highly effective in preventing DVT (Deep Vein Thrombosis), reducing edema and improving lower limb blood flow.

[PICTURE OF PLEXIPULSE(R)]

PLEXIPULSE (R)
--------------
Nature has an answer for everything, but sometimes it needs some help. The PlexiPulse All-in-1 System re-establishes normal circulation for patients who are confined to a bed. Keeping the blood moving prevents dangerous clots from forming, so patients can get back on their feet.

                BUILDING ON A FOUNDATION OF PERFORMANCE

     Last year we set out to realize three primary financial goals. We achieved or surpassed all of them in 1996. We committed to growing our top-line, or revenue, at a double-digit rate, to growing our margins at a faster rate than our top-line and to achieving a sustained gross margin of 40 percent and operating margin of 20 percent.

      KCI's 1996 revenue increased by 11 percent, reflecting the high market growth rates of the extended care segment, which grew by 32 percent from 1995, as well as market share gains in both the acute care segment in the United States and in the international segment. Based on 1996 net earnings of $39 million, a 37 percent increase over 1995 figures, we succeeded in achieving bottom-line growth in excess of our top-line growth. With a gross profit margin of 40 percent and gross profit surpassing the $100 million mark -- a 33 percent increase from 1993 -- we also surpassed our goal of 20 percent operating profit margins, illustrating our ability to add revenue and leverage our infrastructure with a relatively small increase in expenses.

      Another highlight of 1996 was an 8 million share secondary offering which increased the liquidity of KCI stock substantially. In addition, we repurchased and retired approximately 2.5 million shares of Kinetic Concepts common stock. We also took the opportunity to favorably negotiate the prepayment of all the remaining notes received from the 1994 disposition of our Medical Services Division. The bottom line of all these actions was an increase in earnings per share from $0.63 in 1995 to $0.86 in 1996 -- an increase of 37 percent.

      As important as our dedication to enhancing shareholder value is, we never lose sight of KCI's other "bottom line" -- our commitment to the patients our therapeutic systems and medical devices help and our pledge to improving patient outcomes. This overriding sense of responsibility shapes our vision and guides our actions.

[FOUR GRAPHS (IN MILLIONS)]

            REVENUE                       GROSS PROFIT
----------------------------      -----------------------------
 1993    1994    1995    1996     1993    1994    1995    1996

208,601 222,084 243,443 269,881  59,199  74,289  92,294  107,361



       OPERATING PROFIT                    NET PROFIT
------------------------------   -------------------------------
 1993    1994    1995    1996     1993    1994    1995    1996

19,575  38,636  43,792  55,354   11,032  25,105  28,441  38,987


Note: Prior years exclude unusual items



                         OUR PRODUCT CONTINUUM



                           KCI'S WOUND CARE
----------------------------------------------------------------------
 KinAir (R) III    TheraPulse (R)    FluidAir Elite     First Step(R)
A framed air-     A framed,                TM               Plus
flota-            pulsating         A framed air sur- Adjustable, un-
tion, low air-    air support       face which uses   framed mattress
loss              surface           fluidized         overlay with
support surface   to enhance capi-  silicon           three
to prevent and    llary and         microspheres to   individually
treat skin        lymphatic         provide high air- controlled
breakdown and     circulation and   loss therapy.     sections to meet
minimize pain.    help improve                        individual
                  healing.                            needs.
----------------------------------------------------------------------
 First Step(R)     DynaPulse (R)     Impression TM      Frist Step(R)
     Select       A pulsating mat-  An all-in-one        TriCell TM
An unframed, low  tress             powered mattress  A pressure
air-loss,         replacement       system used to    reliev-ing, low
pressure-relief   system            help treat and    air-loss
mattress with     (unframed) to     reduce the        therapeutic
independent       help prevent and  incidence of      mattress support
support channels  treat pressure    pressure ulcers.  system designed
to maximize       ulcers.                             to help prevent
comfort.                                              and treat
                                                      pressure ulcers.
----------------------------------------------------------------------

                         KCI'S PULMONARY CARE
----------------------------------------------------------------------
 KCI's TriaDyne     Roto Rest(R)     BioDyne(R) II       Q2 Plus TM
       TM              Delta
KCI's most        The most          Kinetic Therapy   An unframed, low
advanced framed,  aggressive form   combined with     air-loss
therapeutic       of Kinetic        pressure-relief   mattress to
patient support   Therapy,          to maintain skin  provide a
surface,          generally used    integrity and     customized
providing         to  prevent       prevent           turning schedule
Kinetic Therapy   pneumonia in      pneumonia.        with adjustable
SM, pulsation     trauma patients.                    firmness.
and per-cussion
in addition to
low air-loss
pressure relief.
---------------------------------------------------------------------
                         KCI'S BARIATRIC CARE
---------------------------------------------------------------------
  BariKare (R)      Bari-800i TM     First Step(R)     Burke Bariatric
Flexible patient  A complete care     Select Heavy         Bundle
positioning, com- system for large      Duty TM       Designed to meet
fortable surface  or obese          An unframed, low  the special
and accurate      patients up to    air-loss          needs of the
weight readings   800 lbs.,         mattress          morbidly obese
for patients up   designed for use  designed to       patient.
to 850 lbs.       in acute care     provide pressure
                  settings.         relief for the
                                    bariatric
                                    patient.
----------------------------------------------------------------------







                      FINANCIAL TABLE OF CONTENTS

Selected Consolidated Financial Data      14

Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations                   15

Consolidated Balance Sheets..........     22

Consolidated Statements of Earnings..     23

Consolidated Statements of Cash Flows     24

Consolidated Statements of Share-
  holders' Equity                         25

Notes to Consolidated Financial
  Statements                              26

Independent Auditors' Report              39

Board of Directors                        40



                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL DATA
                 (in thousands, except per share data)
                                       Year Ended December 31,
                               1996     1995     1994     1993     1992
                              -----    ------   ------   ------   ------
Consolidated Statements of
  Earnings Data:
Revenue:
  Rental and service         $225,450 $206,653  $228,832  $232,250 $244,905
  Sales and other              44,431   36,790    40,814    36,622   33,586
                              -------  -------   -------   -------  -------
    Total revenue             269,881  243,443   269,646   268,872  278,491
                              -------  -------   -------   -------  -------
Rental expenses               146,205  137,420   159,235   169,687  156,682
Cost of goods sold             16,315   13,729    19,388    18,666   18,987
                              -------  -------   -------   -------  -------
    Gross profit              107,361   92,294    91,023    80,519  102,822
Selling, general and
  administrative expenses      52,007   48,502    51,813    53,279   47,710
Unusual items(1)                    -        -   (84,868)    6,705        -
                              -------   ------   -------    ------   ------
    Operating earnings         55,354   43,792   124,078    20,535   55,112
Interest income (expense),
  net.....................      9,087    4,554    (4,528)   (5,908)  (7,195)
                              -------   ------   -------    ------   ------
    Earnings before income
      taxes, minority
      interest,extraordinary
      item and cumulative
      effect of changes
      in accounting
      principles..........     64,441   48,346   119,550    14,627   47,917
Income taxes                   25,454   19,905    55,949     7,175   19,405
                              -------   ------   -------    ------   ------
    Earnings before minority
      interest, extraordinary
      item and cumulative
      effects of changes
      in accounting
      principles...........    38,987   28,441    63,601    7,452   28,512
Minority interest in
  subsidiary loss                   -        -        40      560        -
Extraordinary item -- debt
  extinguishment, net               -        -         -     (400)       -
Cumulative effect of change
  in accounting for
  inventory (2)...........          -        -       742        -        -
Cumulative effect of change
  in accountinf for income
  taxes (3) ..............          -        -         -      450        -
                               ------   ------     ------   ------  ------
    Net earnings..........    $38,987  $28,441    $64,383  $8,062  $28,512
                               ======   ======     ======   =====   ======

    Earnings per share....    $  0.86  $  0.63    $  1.46  $ 0.18  $  0.63
                               ======   ======     ======   =====   ======

Shares used in earnings per
  share computations......     45,489   45,457     44,143  44,627   45,060
                               ======   ======     ======  ======   ======
Cash flow provided by
  operations.............     $62,167  $56,782    $96,451 $56,538  $58,007
                               ======   ======     ======  ======   ======
Cash dividends paid to
  common shareholders....     $ 6,607  $ 6,631    $ 6,588 $ 6,638  $ 6,277
                               ======   ======     ======  ======   ======
Cash dividends per share
  paid to common
  shareholders...........     $   .15  $   .15    $   .15 $   .15  $   .14
                               ======   ======     ======  ======   ======


           SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)
                            (in thousands)

                                        As of December 31,
                              1996    1995       1994     1993      1992
                            -------  ------    -------   ------   --------
Consolidated Balance Sheet
Data:
  Working capital          $107,334  $109,413  $ 90,731  $ 60,907  $ 55,473
  Total assets             $253,393  $243,726  $232,731  $284,573  $286,915
  Long-term obligations-
    noncurrent (4)......   $     -   $      -  $  2,636  $101,889  $102,237
  Minority interest.....   $     -   $      -  $      -  $     40  $    990
  Redeemable convertible
    preferred stock.....   $     -   $      -  $      -  $      -  $  3,307
  Other shareholders'
    equity..............   $211,078  $210,324  $185,423  $125,707  $123,813



(1) See Note 12 of Notes to Consolidated Financial Statements for information on unusual items.
(2) See Note 1 of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for inventory.
(3) See Note 7 of Notes to Consolidated Financial Statements for information on cumulative effect of change in method of accounting for income taxes.
(4) See Notes 5 and 6 of Notes to Consolidated Financial Statements for information concerning the Company's borrowing arrangements and lease obligations.




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The ongoing health care debate continued during 1996 headed by many now familiar challenges, including increased pressure on health care providers to control costs, the accelerating migration of patients from acute care facilities into extended care (e.g., skilled nursing facilities and rehabilitation centers) and home care settings, the consolidation of health care providers and national and regional group purchasing organizations and the growing demand for clinically proven and cost-effective therapies. The pressure to control national health care costs intensified during 1993 as a result of the health care reform debate and has continued through 1996 as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. While the exact amount and nature of the federal health care budget cuts are yet to be determined, the Company believes that health care providers will continue to experience increased cost control pressures. The expected reductions in future hospital payment rates will increase cost pressures on hospitals but the Company does not believe that the manner in which hospitals are currently reimbursed will change materially in the near future. However, current Congressional proposals would change the method of reimbursement in the extended and home care settings from retrospective cost-based systems to prospective payment systems similar to the system adopted for hospitals in 1983. In a prospective payment system, reimbursement is based on a fixed payment for the care of a patient with a specific diagnosis instead of on costs actually incurred, and decisions on selecting the products and services used in patient care are based on clinical and cost-effectiveness.

      This "fixed reimbursement" scenario heightens the need for clinically effective therapies. The Company believes it is addressing this need through its Clinical Advantage programs. The Company also believes it has the most clinically proven product line in the industry, including a pulmonary line to prevent and heal pulmonary problems; a skin and wound-care line that prevents and heals skin breakdown and heals wounds, and a bariatric line that provides cost-effective care for the obese patient. Each of these therapies is supported by clinical studies and these studies match actual experience with economic information to support the efficacy of these therapies.

      Industry trends including pricing pressures, the consolidation of health care providers and national and regional group purchasing organizations and a shift in market demand toward lower-priced products such as mattress overlays have had the impact of reducing the Company's overall average daily rental rates on its products. These industry trends, together with the increasing migration of patients from acute care to extended and home care settings, have had the effect of reducing overall acute care market growth. While the Company expects these industry trends to continue, it has successfully addressed these trends over the last two years by (i)increasing its marketing efforts beyond its existing base of more than 1000 acute care hospitals to market to an additional 2000 medium to large hospitals in which the Company has had previously a relatively small presence and (ii) the introduction of new high-end therapies and products including the TriaDyne TM, BariKare(R) beds, the V.A.C.TM and the PlexiPulse All-in-1 system. Additionally, through its nationwide distribution network the Company has expanded its presence in both the extended and home care settings.


      Generally, the Company's customers prefer to rent rather than purchase patient support surfaces, due to such considerations as high initial capital outlays and technologically complex maintenance requirements. As a result, rental revenues are a high percentage of the Company's overall revenue. More recently, sales have increased as a portion of the Company's revenue. The Company believes this trend will continue because certain U.S. health care providers are purchasing products that are less expensive and easier to maintain such as medical devices, mattress overlays and mattress replacement systems. In addition, international health care providers tend to purchase therapeutic surfaces more often than U.S. health care providers, and the Company's revenue from international operations represents an increasing portion of the Company's total revenue.

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


Results of Operations

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

      The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year ($ in thousands):

                                    Year Ended December 31,
                                    Revenue       Increase
                                  Relationship    (Decrease)
                                 --------------  ------------
                                 1996    1995     $      Pct
                                 -----  -----    ----   -----
Revenue:
  Rental and service               84%   85%  $ 18,797     9%
  Sales and other                  16    15      7,641    21
                                 ----   ----   -------
                                  100%  100%    26,438    11
Rental expenses                    54    56      8,785     6
Cost of goods sold                  6     6      2,586    19
                                 ----   ----   -------
    Gross profit                   40    38     15,067    16
Selling, general and
administrative expenses            19    20      3,505     7
                                 ----   ----   -------
  Operating earnings               21    18     11,562    26
Interest income, net                3     2      4,533   100
                                 ----   ----   -------
 Earnings before income taxes      24    20     16,095    33
Income taxes                       10     8      5,549    28
                                 ----   ----   -------
    Net earnings                   14%   12%  $ 10,546    37%
                                 ====  ====    =======


      The Company's revenue is derived from three primary markets. The following table sets forth, for the periods indicated, the amount of revenue derived from each of these markets ($ in millions):

                                     Year Ended December 31,
                                     -----------------------
                                       1996        1995
                                     -------      ------
     Domestic Services                $181.3      $163.0
     International                      68.8        60.7
     Medical devices                    19.2        17.1
     Other                               0.6         2.6
                                      ------       -----
                   Total revenue      $269.9      $243.4
                                       =====       =====

Total Revenue: Total revenue in 1996 was $269.9 million, an increase of $26.4 million or 10.9% from 1995. This increase was primarily attributable to growth in the Company's domestic specialty support surface business combined with international expansion and penetration. Domestic support surface revenue includes revenue from acute and extended care facilities as well as revenue from the home care segment. Revenue from acute care facilities was up $8.1 million, or 7.3%, from the prior year, due in large part to the continued success of KCI's TriaDyne TM, the Company's leading Kinetic Therapy product. Rental revenue from Kinetic Therapy products grew 31% in 1996. Revenue from extended care settings in 1996 increased 32%, or $12.0 million, primarily due to increased patient days and the addition of various new national accounts. Revenue in the home care segment, which accounts for 5% of total Company revenue, decreased $1.8 million, or 12.2%, from 1995 primarily due to a change in Medicare reimbursement policy which had the effect of reducing the number of reimbursable patient days in the period. Revenue from the Company's international operations increased $8.1 million, or 13.3%, to $68.8 million in 1996, despite adverse foreign currency exchange fluctuations of approximately $2 million. Strong sales in mattress overlay products accounted for more than half of this increase. Revenue growth in the German home care market and further penetration in various emerging markets, e.g., Switzerland and Australia, also contributed to international revenue growth. Revenue from the Company's two primary medical devices, PlexiPulse TM and The V.A.C. TM, was $19.2 million, an increase of $2.1 million, or 12.3%, from 1995. This increase was substantially due to the introduction of the V.A.C. TM in the United States.

      In November 1996, the Company announced that it had been advised by Premier Purchasing Partners, L.P., that its bid to be the primary supplier for the newly combined group had been awarded to another vendor. Premier is a new voluntary group purchasing organization which was formed as a result of the merger of three separate group purchasing organizations. Revenue from hospitals within Premier for 1996 accounted for approximately 10% of the Company's total revenue. Because facilities within Premier are not committed to do business with the group's primary vendor, it is difficult to predict the ultimate effect of the new agreement on revenue and operating profits. Management expects that a portion of the revenue will be retained.

Rental Expenses: Rental expenses consist largely of field personnel costs, depreciation of the Company's rental equipment and related facility costs. Rental expenses for 1996 totaled $146.2 million, an increase of $8.8 million, or 6.4%, from the prior year. The addition of extended care sales representatives, new information systems and international market expansion accounted for a majority of the increase. As a percentage of total revenue, 1996 rental expenses were 54.2%, down from 56.4% in the prior period. This decrease is due primarily to the 1996 revenue increase because most of the Company's rental or field expenses are relatively fixed in nature.


Gross Profit: Gross profit in 1996 was $107.4 million, an increase of $15.1 million, or 16.3%, from the year-ago period due substantially to higher revenue, as discussed previously, combined with relatively fixed field expenses. Gross profit margin for 1996, as a percentage of total revenue, was 39.8%, up from 37.9% for the prior year. Rental margins improved to 35.1%, up 1.6 percentage points from 1995, while sales margins improved slightly to 63.3%, from 62.7%, as the product mix continued to shift toward higher margin overlays and disposable products.

Selling, General and Administrative Expenses: Selling, general and administrative (SG&A) expenses for 1996 were $52.0 million, an increase of $3.5 million, or 7.2%, from 1995. Total SG&A expenses for the prior year also included a $2.9 million non-recurring loss from the sale of the Financial Services Division in June 1995. Costs associated with international market expansion, improved information systems and marketing, legal and professional activities accounted for a substantial part of this increase. As a percentage of total revenue, SG&A expenses in 1996 were 19.3%, down slightly from 19.9% in the year-ago period.

Operating Earnings: Operating earnings for 1996 were $55.4 million, an increase of $11.6 million, or 26.4%, from 1995. The increase was due primarily to the growth in revenue combined with the implementation of various initiatives undertaken to improve efficiencies, e.g., new information systems. As a percentage of total revenue, the Company's operating margin improved to 20.5%, up more
than two    percent from 1995.

Net Interest Income: Net interest income for the year was $9.1 million, which included $5.2 million from the early repayment of all remaining notes receivable from the 1994 disposition of the Medical Services Division. The notes had an aggregate face value of $10 million and had been discounted to a carrying value of $3.2 million, excluding accrued interest. The notes were retired for approximately $9 million.

Income Taxes: The Company's effective income tax rate for 1996 was 39.5% compared to 41.2% in 1995. This decrease was primarily the result of implementing various tax planning initiatives both domestically and overseas.

Net  Earnings:  Net earnings for 1996 were $39.0 million, or $0.86 per share,
compared to 1995 net earnings of $28.4 million, or $0.63 per share. Higher revenue and controlled spending, combined with the one-time increase in interest income and a lower overall tax rate accounted for the 37% earnings improvement. Average common and common equivalent shares outstanding were substantially unchanged year-to-year.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

      The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue as well as the change in each line item as compared to the prior year ($ in thousands):

                                    Year Ended December 31,
                                    Revenue         Increase
                                  Relationship     (Decrease)
                                  ------------    ------------
                                  1995   1994      $       Pct
                                 -----  ------    ----     ----
Revenue:
  Rental and service               85%   85%   $(22,179)   (10%)
  Sales and other                  15    15      (4,024)   (10)
                                  ----   ----   -------
                                  100%  100%    (26,203)   (10)
Rental expenses                    56    59     (21,815)   (14)
Cost of goods sold                  6     7      (5,659)   (29)
                                  ----  ----     ------
    Gross profit                   38    34       1,271      1
Selling, general and
  administrative expense           20    19      (3,311)   (6)
Unusual items                       -   (31)     84,868    NM
                                  ----  ----     ------
    Operating earnings             18    46     (80,286)   (65)
Interest income (expense),
  net....................           2    (1)     (9,082)   (201)
                                  ----  ----     ------
 Earnings before income
   taxes, minority interest
   and cumulative effect
   of change in accounting
   principle..............         20    45     (71,204)    (60)
Income taxes                        8    21     (36,044)    (64)
                                 ----  ----      ------
    Earnings before minority
      interest and cumulative
      effect of change in
      accounting principle         12    24     (35,160)    (55)
Minority interest in subsidiary
  loss..........................    -     -         (40)      -
Cumulative effect of change in
  accounting principle              -     -        (742)      -
                                  ----  ----    -------
    Net earnings                   12%   24%   $(35,942)     (56%)
                                 ====  ====     =======      ====


      The Company's revenue is derived from three primary markets. The following table sets forth, for the periods indicated, the amount of revenue derived from each of these markets ($ in millions):

                                     Year Ended December 31,
                                     -----------------------
                                       1995        1994
                                     --------    - ------
     Domestic Surfaces                $163.0      $157.7
     International                      60.7        46.4
     Medical devices                    17.1        13.9
     Other(1)                            2.6        51.6
                                       -----       -----
               Total revenue          $243.4      $269.6
                                       =====       =====

       (1) Consists of revenue of Medical Services, KCIFS, MRD and other sales.



Unusual Items: In September 1994, the Company settled a patent infringement suit against its principal competitor, Support Systems International, Inc. ("SSI"), a predecessor in interest to Hill-Rom, Inc., for $84.8 million. In connection with the settlement, SSI agreed to withdraw its high-end specialty bed from the market. The comparability of the Company's financial results for the years ended December 31, 1995 and 1994 was significantly impacted by (1) this settlement and (2) the pre-tax gain of $10.1 million from the sale of certain assets of Medical Services. Partially offsetting these items were certain miscellaneous unusual items, primarily dispositions of overstocked inventory and underutilized rental assets and a write-down of the carrying value of the assets of MRD which had a negative impact of $6.8 million. The following is a summary of the unusual items recorded in the prior year (in thousands):


     SSI patent litigation settlement              $ 84,750
     Legal fees related to SSI patent litigation
       settlement                                    (3,154)
     Pre-tax gain on sale of Medical Services        10,121
     Miscellaneous                                   (6,849)
                                                    -------
     Unusual items in operating earnings           $ 84,868
                                                    =======

      Each following reference to "on a pro forma basis" shall mean that the results for the period have been adjusted to reflect the sales of Medical Services and KCIFS as if such sales had occurred on January 1, 1994.

Total Revenue: Total revenue in 1995 was $243.4 million, a decrease of $26.2 million, or 9.7%, from 1994. This decrease was directly attributable to the sale of Medical Services in September 1994. Medical Services generated $43.8 million in revenue during 1994. On a pro forma basis, total revenue for 1995 would have increased by $19.9 million, or 9.0%, to $242.0 million from $222.1 million in 1994 primarily as a result of growth in the Company's international operations combined with smaller increases in each of the Company's other primary markets. Revenue from acute care facilities increased $1.7 million, or 1.6%, from 1994, primarily as a result of increased therapy days in the acute care setting, due partly to the successful introduction of new products, including the BariKare (R) and the TriaDyne TM, offset by a continuing shift in product mix toward lower-cost overlays. Revenue from extended care settings in 1995 was $37.5 million, an increase of $3.0 million, or 8.7%, from 1994, primarily due to increased patient days as patients migrated from high-cost, acute care settings to lower-cost, extended care settings. Revenue from home care settings increased $0.6 million or 4.3% from 1994, which reflects the Company's decision to shift to an independent dealer network at the beginning of the year. This network provides easier access to a larger patient population; however, revenue received from dealers is less than that which the Company would receive from direct sales because revenue from dealers is net of dealer service expense. Revenue from the Company's international operations was $60.7 million in 1995, up $14.3 million or 30.8% from 1994. Increased market penetration and increased product sales contributed to this higher international revenue. In addition, international operations benefited from favorable currency exchange rate fluctuations which accounted for $6.6 million of the revenue increase. Revenue from medical device operations was $17.1 million in 1995, an increase of $3.2 million, or 23.0%, from 1994, primarily as a result of greater market penetration of the PlexiPulse.


Rental Expenses: Rental expenses for 1995 were $137.4 million, a decrease of $21.8 million, or 13.7%, from 1994. This decrease was a result of the sale of Medical Services in September 1994. On a pro forma basis, rental expenses for 1995 would have been $137.4 million, an increase of $2.2 million, or 1.6%, over 1994. On a pro forma basis, as a percentage of total revenue, rental expenses would have been 56.8% in 1995 compared to 60.9% in 1994. This decrease is primarily attributable to the pro forma increase in revenue, as the majority of these costs are relatively fixed, combined with a reduction in field headcount and depreciation expense.

Gross Profit: Gross profit in 1995 was $92.3 million, an increase of $1.3 million, or 1.4%, over 1994. On a pro forma basis, gross profit in 1995 would have been $90.8 million, an increase of $16.5 million, or 22.2%, from 1994. On a pro forma basis, as a percentage of revenue, gross profit margin would have increased to 37.5% in 1995 from 33.5% in 1994 as a result of the increase in pro forma revenue, the relatively fixed nature of the rental expenses, and the reduction in headcount and depreciation expense as discussed above.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for 1995 were $48.5 million, a decrease of $3.3 million, or 6.4%, from 1994 as a result of the sale of Medical Services in September 1994. On a pro forma basis, selling, general and administrative expenses would have been $44.7 million, an increase of $9.0 million, or 25.3%, in 1995 from 1994. On a pro forma basis, as a percentage of revenue, selling, general and administrative expenses would have been 18.5% in 1995 compared to 16.1% in 1994. These increases related primarily to common overhead costs, previously allocated to Medical Services, which have been absorbed by the Company, and costs associated with certain key investments, e.g., improved information systems.

Operating Earnings: Operating earnings for 1995 were $43.8 million, a decrease of $80.3 million, or 64.7%, from 1994, primarily as a result of the one-time benefit of the patent litigation settlement and the sale of Medical Services in 1994. On a pro forma basis, and excluding the patent litigation settlement and the other unusual items, operating earnings for 1995 would have been $46.1 million, an increase of $7.5 million or 19.4% from 1994. On a pro forma basis and excluding the patent litigation settlement and the other unusual items, as a percentage of revenue, operating earnings would have increased to 19.1% for 1995 from 17.4% in 1994 substantially due to the improved gross profit discussed above.

Net Interest Income: Net interest income for 1995 was $4.6 million as compared to net interest expense of $4.5 million in 1994. This change was a result of the repayment of the Company's outstanding long-term debt at the end of the third quarter of 1994. On a pro forma basis, net interest income for 1995 would have been $4.9 million compared to net interest income of $1.2 million in 1994. This difference was primarily due to the fact that the 1995 results include interest income and a reduction in interest expense resulting from the additional cash provided by the patent litigation settlement. In addition, interest income for 1995 included $1.7 million representing the principal received in excess of the discounted value of the Mediq/PRN notes.

Income Taxes: The Company's effective income tax rate for 1995 was 41.2% compared to 46.8% in 1994. This decrease was primarily a result of the recognition in 1995 of certain foreign tax credits and the September 1994 write-off of the goodwill associated with Medical Services.

Other: During 1994, the cumulative losses allocated to the minority interest holder of MRD exceeded the balance of such holder's investment. As a result, the Company recognized $3.8 million of losses in 1994. These losses and the diminished opportunities within the refurbishment business contributed towards the Company's decision to liquidate the assets and discontinue the operations of MRD. Concurrently, the Company wrote off unamortized goodwill of $1.5 million and wrote down inventories to net realizable value.

Change in Accounting Principle: During the first quarter of 1994, the Company recorded the cumulative effect of a change in its inventory accounting method which resulted in a one-time after-tax earnings increase of $742,000, or $0.02 per share.

Net Earnings: Net earnings for 1995 were $28.4 million, or $0.63 per share, a decrease of $36.0 million from $64.4 million, or $1.46 per share, in 1994. This decrease was primarily due to the 1994 benefit from the patent litigation settlement and the net loss from the sale of KCIFS in 1995, and offset in part by the net loss from the sale of Medical Services and other unusual items in 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, net earnings would have increased by 38.6% to $29.4 million, or $0.65 per share, in 1995 from $21.2 million, or $0.48 per share, in 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, as a percentage of revenue, net margin would have increased to 12.1% in 1995 from 9.5% in 1994, primarily as a result of the improvement in gross profit discussed above.


Financial Condition

      Inventories at December 31, 1996 increased $1.2 million, or 6.3%, from the end of 1995, due primarily to increased mattress overlay levels in the foreign subsidiaries, including inventories acquired as part of the Astec Medical acquisition. In addition, the introduction of the V.A.C. in the United States has resulted in a slight increase to the overall inventory balance.

      The note receivable from principal shareholder at December 31, 1995 related to a loan made to James R. Leininger, M.D., the principal shareholder and chairman of the Company's Board of Directors. In January 1996, the note receivable, including accrued interest, was collected in full.

      Other notes receivable at December 31, 1995 consisted of three notes receivable from Mediq/PRN, with an aggregate face value of $10.0 million, received as partial consideration in the 1994 sale of the Medical Services Division. In October 1996, the Company negotiated the early repayment of all the remaining notes and recognized a non-recurring gain of approximately $5.2 million before taxes.

      Other assets at December 31, 1996 increased $8.6 million, or 39.3%, to $30.4 million compared to $21.9 million in 1995, due primarily to an investment in an asset subject to a leveraged lease.
See Note 10 to the Company's consolidated financial statements for further discussion of this item.

      Deferred income taxes at December 31, 1996 were $5.1 million, an increase of $4.7 million from year-end 1995. The increase from the prior year is primarily due to accelerated tax depreciation on the TriaDyne fleet, as well as depreciation on assets subject to leveraged leases.

Income Taxes

      The provision for deferred income taxes is based on the asset and liability method and represents the change in the deferred income tax accounts during the year. Under the asset and liability method of FAS 109, deferred income taxes are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

      At the end of 1996 the net impact of these timing issues resulted in a net deferred tax liability comprised of deferred tax liabilities totaling $13.3 million offset by deferred tax assets totaling $8.2 million.

Legal Proceedings

      On February 21, 1992, Novamedix Limited ("Novamedix") filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse . The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. Novamedix seeks injunctive relief and monetary damages. Initial discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

      On August 16, 1995, the Company filed a civil antitrust lawsuit against Hillenbrand Industries, Inc. and one of its subsidiaries, Hill-Rom Company, Inc. (Hill-Rom). The suit was filed in the United States District Court for the Western District of Texas. The suit alleges that Hill-Rom used its monopoly power in the standard hospital bed business to gain an unfair advantage in the specialty hospital bed business. Specifically, the allegations set forth in the suit include a claim that Hill-Rom required hospitals and purchasing groups to agree to exclusively rent specialty beds in order to receive substantial discounts on products over which they have monopoly power -- hospital beds and head wall units. The suit further alleges that Hill-Rom engaged in activities which constitute predatory pricing and refusals to deal. Hill-Rom has filed an answer denying the allegations in the suit. Although discovery is just beginning and it is not possible to predict the outcome of this litigation or the damages which might be awarded, the Company believes that its claims are meritorious.

      On October 31, 1996 the Company received a counterclaim which had been filed by Hillenbrand Industries, Inc. in the antitrust lawsuit which the Company filed in 1995. The counterclaim alleges that the Company's antitrust lawsuit and other actions were designed to enable Kinetic Concepts to monopolize the bed market. Although it is not possible to predict the outcome of this litigation, the Company believes that the counterclaim is without merit.

     On December 26, 1996, Hill-Rom filed a lawsuit against the Company alleging that the Company's TriaDyne TM bed infringes a patent issued to Hill-Rom December of 1996. This suit was filed in the United States District Court for the District of South Carolina. Substantive discovery in the case has not begun. Based upon its initial investigation, the Company does not believe that the TriaDyne bed infringes the Hill-Rom patent or that this lawsuit will materially impact on the marketing of the TriaDyne bed.

      The Company is party to several lawsuits arising in the ordinary course of its business and is contesting adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the Company's financial statements for estimated exposures related to these lawsuits and adjustments. See "Consolidated Financial Statements." In the opinion of management, the disposition of these items will not have a material adverse effect on the Company's business, financial condition or results of operations.

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

Liquidity and Capital Resources

      At December 31, 1996, the Company had current assets of $144.2 million and current liabilities of $36.9 million resulting in a working capital surplus of $107.3 million, compared to a surplus of $109.4 million at December 31, 1995.

      In  1996,  the  Company  made net capital expenditures  of  $21.7
million.   The  1996  capital  expenditures  primarily  relate  to  the
Company's TriaDyne TM, TriCell and FluidAir TM products, various mattress overlay products and the design and development of new information systems. Other than a commitment for new product inventory for $706,000, the Company has no material long-term capital commitments.

      The Company's Credit Agreement permits unsecured borrowings of up to $50.0 million. At December 31, 1996, the entire borrowing base of $50.0 million was available. The interest rate payable on borrowings under the Credit Agreement is, at the election of the Company, the Bank of America's reference rate or the London interbank offered rate quoted to Bank of America for one, two, three or six month Eurodollar deposits adjusted for appropriate reserves plus 40 basis points. The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets and also contains certain customary covenants. At December 31, 1996, the Company was in compliance with all covenants.

      During 1996, the Company generated $62.2 million in cash from operating activities compared to $56.8 million in the prior year. The primary reason for this difference was an improvement in operating results partially offset by increased receivable and inventory levels. Investment activities for 1996 used $17.6 million, including net capital expenditures of $21.7 million and a $7.2 million investment in an asset subject to a leveraged lease agreement, partly offset by the early repayment of notes receivable from Mediq/PRN. Financing activities for 1996 used $37.3 million consisting primarily of the purchase and retirement of treasury stock and dividends paid to shareholders. In 1996, the Company repurchased and retired nearly 2.5 million shares of common stock under a program which authorizes the Company to purchase up to 3 million shares. Subsequent to 1996, the Company's Board of Directors approved a program which authorizes the Company to purchase up to an additional 3 million shares.

      At December 31, 1996, cash and cash equivalents totaling $59.0 million were available for general corporate purposes. Subsequent to December 31, 1996, the Company has completed two separate asset acquisitions for a combined purchase price of approximately $10 million in cash plus other considerations. Based upon the current level of operations, the Company believes that cash flow from operations and cash reserves will be adequate to meet its anticipated requirements for working capital and capital expenditures through 1997.




                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                      Consolidated Balance Sheets
                            (in thousands)

                                               December 31,
                                              1996       1995
                                             -------   --------
    ASSETS

    Current assets:
      Cash and cash equivalents               $ 59,045  $ 52,399
      Accounts receivable, net                  58,241    56,032
      Inventories                               20,042    18,854
      Note receivable from principal
        shareholder                                 --    10,291
      Prepaid expenses and other                 6,860     4,865
                                               -------   -------
              Total current assets             144,188   142,441

    Net property, plant and equipment          65,224     62,276
    Other notes receivable, net                    --      3,187
    Goodwill, less accumulated amortization
      of $12,021 in 1996 and $10,625 in 1995   13,541     13,968
    Other assets, less accumulated
      amortization of $5,614 in 1996
      and $5,638 in 1995..................     30,440    21,854
                                              -------   -------
                                             $253,393  $243,726
                                              =======   =======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable                        $  3,974  $  2,512
      Current installments of capital lease
        obligations                                118        --
      Accrued expenses                          29,792    26,490
      Income tax payable                         2,970     4,026
                                                ------    ------
              Total current liabilities         36,854    33,028
                                                ------    ------

    Capital lease obligations, excluding
      current installments.............            396        --
    Deferred income taxes, net                   5,065       374
                                                ------    ------
                                                42,315    33,402
                                                ------    ------

    Commitments and contingencies (Note 11)

    Shareholders' equity:
    Common stock; issued and outstanding
      42,355 in 1996 and 44,331 in 1995             42        44
    Additional paid-in capital                      --    12,123
    Retained earnings                          210,816   197,290
    Cumulative foreign currency translation
      adjustment............................       555     1,052
    Notes receivable from officers..........      (335)     (185)
                                                ------    -------
                                                211,078   210,324
                                                -------   -------
                                               $253,393  $243,726
                                                =======   =======

See accompanying notes to consolidated financial statements.


                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                  Consolidated Statements of Earnings
                 (in thousands, except per share data)

                                          Year Ended December 31,
                                         1996      1995      1994
                                        ------    ------   -------
Revenue:
  Rental and service                   $225,450  $206,653  $228,832
  Sales and other                        44,431    36,790    40,814
                                        -------   -------   -------
         Total revenue                  269,881   243,443   269,646
                                        -------   -------   -------
Rental expenses                         146,205   137,420   159,235
Cost of goods sold                       16,315    13,729    19,388
                                        -------   -------   -------
                                        162,520   151,149   178,623
                                        -------   -------   -------
         Gross profit                   107,361    92,294    91,023
Selling, general and administrative
  expenses........................       52,007    48,502    51,813
Unusual items                                --        --   (84,868)
                                        -------   -------   -------
         Operating earnings              55,354    43,792   124,078
Interest income (expense), net            9,087     4,554    (4,528)
                                        -------   -------   -------
         Earnings before income taxes,
           minority interest and
           cumulative effect of
           change in accounting
           principle                     64,441    48,346   119,550
Income taxes                             25,454    19,905    55,949
                                        -------   -------   -------
 Earnings before minority
   interest and cumulative effect
   of change in accounting
   principle.....................        38,987    28,441    63,601
Minority interest in subsidiary loss         --        --        40
Cumulative effect of change in
  accounting for inventory                   --        --       742
                                        -------   -------   -------
         Net earnings                  $ 38,987  $ 28,441  $ 64,383
                                        =======   =======   =======
Earnings per common and common
equivalent share:
  Earnings before cumulative effect of
    change in accounting principle     $   0.86  $   0.63  $   1.44
  Cumulative effect of change in
    accounting for inventory                 --        --      0.02
                                        -------   -------   -------
         Earnings per share            $   0.86  $   0.63  $   1.46
Shares used in earnings per share
  computations                           45,489    45,457    44,143
                                        =======   =======   =======

See accompanying notes to consolidated financial statements.



                KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                 Consolidated Statements of Cash Flows
                            (in thousands)

                                              Year Ended December 31,
                                               1996     1995    1994
                                             -------  ------- --------
Cash flows from operating activities:
Net earnings                                 $38,987  $28,441  $ 64,383
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
  Depreciation and amortization               21,794   22,760    38,795
  Provision for uncollectible accounts
    receivable                                 2,457    1,883     1,100
  Noncash portion of unusual items                 -        -     4,797
  Loss (gain) on KCIFS and Medical Services
     dispositions                                  -    2,933   (10,121)
  Gain on early repayment of notes
    receivable......                          (5,180)       -         -
  Change in assets and liabilities net of
    effects from purchase of subsidiaries
    and unusual items:
    Decrease (increase) in accounts
      receivable, net.......                  (4,626)  (2,695)    7,316
    Decrease (increase) in notes
      receivable.........                      3,187    6,014    (9,201)
    Decrease (increase) in
      inventory.............                  (1,034)    (998)    2,735
    Decrease (increase) in prepaid and
      other assets.......                     (1,927)    (593)    3,947
    Increase (decrease) in accounts
      payable............                      1,525     (895)   (3,672)
    Increase (decrease) in accrued
      expenses...........                      3,349     (520)    2,781
    Increase (decrease) in income taxes
      payable............                     (1,056)  (3,999)    5,378
    Increase (decrease) in deferred income
      taxes............                        4,691    4,451   (11,787)
                                             -------  -------    ------
          Net cash provided by operating
            activities.................       62,167   56,782    96,451
                                             -------  -------    ------

Cash flows from investing activities:
  Additions to property, plant and
    equipment.....................           (27,783) (36,104)  (13,814)
  Decrease (increase) in inventory to be
    converted into equipment for short-term
    rental.............................          700   (1,000)    4,250
  Dispositions of property, plant and
    equipment.......................           5,400    3,231     2,869
  Proceeds from sale of KCIFS and Medical
    Services divisions...............              -    7,182    65,300
  Excess principal repayment on discounted
    notes receivable....................       5,180        -         -
  Business acquired in purchase
    transactions, net of cash acquired..      (1,146)       -         -
  Decrease (increase) in finance lease
receivables, net ...................               -      339    (1,561)
  Note received from principal shareholder    10,000  (10,000)        -
  Increase in other assets............        (9,960)  (6,531)   (9,230)
                                              ------   ------     -----
          Net cash provided (used) by
            investing activities......       (17,609) (42,883)   47,814
                                             -------   ------    ------

Cash flows from financing activities:
  Repayments of notes payable and long-term
    obligations..................                 -      (800) (102,625)
  Borrowing (repayments)of capital lease
    obligations..................                457      (64)   (2,382)
  Proceeds from the exercise of stock
    options................                    4,264    4,919       915
  Purchase and retirement of treasury stock  (35,241)  (2,849)   (1,157)
  Cash dividends paid to shareholders         (6,607)  (6,631)   (6,588)
  Other                                         (150)    (185)     (791)
                                              ------   ------     ------
          Net cash used by financing
            activities.........              (37,277)  (5,610) (112,628)
                                              ------   ------   -------
Effect of exchange rate changes on cash and
cash equivalents........                        (635)     869     1,324
                                              ------   ------    -------
Net increase in cash and cash equivalents      6,646    9,158    32,961
Cash and cash equivalents, beginning of
  year.....................                   52,399   43,241    10,280
                                              ------   ------    ------
Cash and cash equivalents, end of year       $59,045  $52,399  $ 43,241
                                              ======   ======   =======

     See accompanying notes to consolidated financial statements.


                     KINETIC CONCEPTS, INC. AND SUBSIDIARIES
                 Consolidated Statements of Shareholders' Equity
                       Three Years Ended December 31, 1996
                      (in thousands, except per share data)


                                                                             Notes
                                                                          Receivable
                                             Cumulative                     from                                        Cumulative
                                               Foreign                     Officers
                                              Currency                        for       Total
                         Additional            Trans-                       Excerise    Share-
                  Common  Paid-In   Retained   lation   Treasury Loan to     of Stock   holders'             holders'
                  Stock   Capital   Earnings  Adjusment   Stock    ESOP      Options    Equity
                 _______  _______   ________  _________  _______  ______     _______   _________
Balances at
December
31, 1993  ..      $ 46    $18,803    $117,685 $ (1,602)  $(8,510) $(655)     $ (60)   $125,707

  Net earnings  ..  --         --      64,383      --         --     --         --      64,383

  Exercise of
stock options   ..  --        803          --      --         --     --         --         803
  Forgiveness of
officer receivable  --         --          --      --         --     --         60          60
  Tax benefit
realized from
stock option plan   --        112          --      --         --     --         --         112
  Treasury stock
purchased   ..      --         --         --       --     (1,157)    --         --      (1,157)
  Treasury stock
retired.........    (2)    (9,665)        --       --      9,667     --         --          --
  Cash dividends
on common and
preferred
preferred stock --
 $0.15 per share    --         --     (6,588)      --         --     --         --      (6,588)
  Payments on loan
to ESOP ..          --         --        --        --         --    655         --         655
  Foreign currency
translation
adjustment          --         --        --      1,448         --    --         --       1,448
----------------------------------------------------------------------------------------------
Balances at
December
31, 1994     ..     44     10,053   175,480       (154)        --    --         --     185,423
  Net earnings..    --         --    28,441         --         --    --         --      28,441
  Exercise of
 stock options..    --      4,024        --         --         --    --       (185)      3,839
  Tax benefit
realized from
stock option plan   --        895        --         --         --    --         --         895
  Treasury stock
purchased ..        --         --        --        --      (2,849)   --         --      (2,849)
  Treasury stock
retired  ..         --     (2,849)       --        --       2,849    --         --          --
  Cash dividends
on common stock--
 $0.15 per share    --         --    (6,631)       --          --    --         --      (6,631)
  Foreign currency
translation
adjustment          --         --        --     1,206          --    --         --       1,206
----------------------------------------------------------------------------------------------
Balances at
December 31, 1995   44     12,123   197,290     1,052          --    --       (185)    210,324
----------------------------------------------------------------------------------------------
  Net earnings      --         --    38,987        --          --    --         --      38,987
  Exercise of
stock options..     --      2,098        --        --          --    --       (150)      1,948
  Tax benefit
realized from
stock option plan   --      2,166       --         --          --    --         --       2,166
  Treasury stock
purchased ..        --         --       --         --     (35,241)   --         --     (35,241)
  Treasury stock
retired ..          (2)   (16,387) (18,854)        --      35,241    --         --          (2)
  Cash dividends
on common stock--
 $0.15 per share    --         --   (6,607)        --          --    --         --       (6,607)
  Foreign currency
translation
adjustment          --         --      --        (497)         --    --         --         (497)
-------------------------------------------------------------------------------------------------
Balances at
December
31, 1996         $ 42      $   -- $210,816     $  555       $  -- $  --      $(335)    $211,078
               =================================================================================


          See accompanying notes to consolidated financial statements.




             KINETIC CONCEPTS, INC. AND SUBSIDIARIES
           Notes to Consolidated Financial Statements

NOTE 1.  Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Kinetic Concepts, Inc. ("KCI") and all subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of amounts related to prior years have been made to conform with the 1996 presentation.

(b) Nature of Operations and Customer Concentration

The Company designs, manufactures, markets and distributes therapeutic products, primarily specialty hospital beds, mattress overlays and medical devices that treat and prevent the complications of immobility. The principal markets for the Company's products are domestic and international health care providers, predominantly hospitals and extended care facilities throughout the U.S. and Western Europe. Receivables from these customers are unsecured.

      The Company contracts with both proprietary and voluntary purchasing organizations ("GPOs"). Proprietary GPOs own all of the hospitals which they represent and, as a result, can ensure complete compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations but cannot ensure that their members will comply with the terms of an executed national agreement. Approximately 47% of the Company's revenue during 1996 was generated under national agreements with GPOs.

      The Company operates directly in ten foreign countries including Germany, Austria, the United Kingdom, Canada, France, the Netherlands, Switzerland, Australia, Sweden and Italy(see
Note 13).

(c) Revenue Recognition

Service and rental revenue are recognized as services are rendered. Sales and other revenue are recognized when products are shipped. Through June 15, 1995, the Company leased certain medical equipment under long-term lease agreements which were accounted for as direct financing leases. Unearned interest was amortized to income over the term of the lease using the interest method (see Note 2).

(d) Cash and Cash Equivalents

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


(f) Property, Plant and Equipment

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

(i) Other Assets

Other assets consist principally of patents, trademarks, system development costs, long-term investments, cash and investments restricted for use by the Company's captive insurance company, and the estimated residual value of assets subject to leveraged leases. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method.

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

(k) Common Stock and Earnings Per Common and Common Equivalent
    Share

Earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the treasury stock method). Earnings per share computed on a fully diluted basis is not presented as it is not significantly different from earnings per share computed on a primary basis.


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

      The Company's wholly-owned captive insurance company, KCI Insurance Company, Ltd. (the "Captive"), reinsures the primary layer of commercial general liability, workers' compensation and auto liability insurance for certain operating subsidiaries. Provisions for losses expected under these programs are recorded based upon estimates of the aggregate liability for claims incurred based on actuarial reviews. The Company has obtained insurance coverage for catastrophic exposures as well as those risks required to be insured by law or contract.

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

(o) Stock Options

During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The new Statement allows companies to continue accounting for stock-based compensation under the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees"; however, companies are encouraged to adopt a new accounting method based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded disclosures in footnotes to the financial statements. The Company has elected to continue accounting for stock-based compensation under the provisions of APB Opinion 25 and has provided the required by disclosures (See Note 9).

NOTE 2.  Acquisitions and Dispositions

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

      Gross proceeds included a cash payment of approximately $65.3 million and promissory notes in the aggregate principal amount of $18.8 million. The net proceeds of $72.8 million, pre-tax gain of $10.1 million, and after-tax net loss of $2.5 million were calculated, as follows (in thousands):


      Cash                                          $65,300
      Notes receivable (See Note 3)                   9,852
      Fees and commissions                           (2,329)
                                                     ------
                Net proceeds                         72,823
      Equipment and inventory sold                  (38,959)
      Goodwill                                      (25,778)
      Accounts receivable provision                    (479)
      Capital leases assumed                          2,514
                                                     ------
                Pre-tax gain on disposition          10,121
                                                     ------
      Tax expense                                   (12,601)
                                                     ------
                Net loss on disposition             $(2,480)
                                                     ======

Tax   expense  exceeded  the  pre-tax  gain  amount  due  to  the nondeductibility of $25.8 million in unamortized goodwill.

      During the second quarter of 1996, the Company acquired Astec Medical, a small overlay company in the United Kingdom. This firm produces a well-received product which will enable the Company to further penetrate the community hospital market throughout Europe.

      Subsequent to December 31, 1996, the Company acquired H.F. Systems, Inc. of Los Angeles. H.F. Systems offers a complete line of therapeutic specialty support surfaces primarily to the West Coast extended care marketplace. The purchase price was approximately $8 million in cash and other considerations.



NOTE 3.  Notes Receivable

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

       Other notes receivable included notes received from Mediq/PRN as part of the proceeds on the sale of Medical Services effective September 30, 1994. At the time of the sale, the Company received an opinion from an independent investment banker on the notes receivable which was used to arrive at the carrying values. In October of 1996, the Company negotiated the early repayment of all remaining notes for $8.5 million, plus interest accrued through closing. As a result of this transaction, the Company recognized a one-time gain of $5.2 million before income taxes which has been included as interest income as of December 31, 1996. The values of the various notes receivable at December 31, 1995 for accounting purposes are described below (in thousands):

                                  Year Ended December 31,
                                  ---------------------
                                    Principal Balance
                                      1996       1995
                                   --------   --------
Note from PRN Holding, Inc. with
10%  interest due quarterly in
arrears  beginning March 1996
and principal due September 1999    $   --     $10,000

Less discount and valuation
allowance.................              --      (6,813)
                                                ------
Notes receivable, noncurrent        $   --     $ 3,187
                                     =====      ======


NOTE 4.  Supplemental Balance Sheet Data

     Accounts receivable consist of the following (in thousands):

                                        December 31,
                                       1996     1995
                                     -------  --------
Trade accounts receivable            $63,613   $60,149
Employee and other receivables         2,160     2,060
                                      ------   -------
                                      65,773    62,209
Less allowance for doubtful
receivables                            7,532     6,177
                                      ------   -------
                                     $58,241   $56,032
                                      ======    ======

     Inventories consist of the following (in thousands):

                                        December 31,
                                       1996     1995
                                      ------  -------
Finished goods                        $ 5,586  $ 2,890
Work in process                         1,893    1,040
Raw materials, supplies and parts      17,113   20,174
                                      -------   ------
                                       24,592   24,104
Less amounts expected to be converted
into equipment for short-term rental    4,550    5,250
                                      -------  -------
                                      $20,042   $18,854
                                      =======   =======

     Net property, plant and equipment consist of the following
        (in  thousands):

                                        December 31,
                                       1996     1995
                                       -----  ------
Land                                $  1,007  $   742
Buildings                             14,254   13,418
Equipment for short-term rental      133,896  110,858
Machinery, equipment and furniture    36,821   27,610
Leasehold improvements...............  1,388    1,042
Inventory to be converted into
equipment............................  4,550    5,250
                                     -------  -------
                                     191,916  158,920
Less accumulated depreciation and
  amortization.....................  126,692   96,644
                                     -------  -------
                                     $65,224  $62,276
                                     =======  =======


     Accrued expenses consist of the following (in thousands):

                                          December
                                       1996     1995
                                     --------  -------
Payroll, commissions and related
  taxes.........................    $13,162   $12,589
Insurance accruals..............      2,887     3,470
Other accrued expenses..........     13,743    10,431
                                     ------   -------
                                    $29,792   $26,490
                                     ======    ======

      The carrying amount of financial instruments in current assets and current liabilities approximate fair value because of the short maturity of these instruments.




NOTE 5.  Note Payable and Long-Term Obligations

The Company entered into a revolving credit and term loan agreement (the "Credit Agreement") with a bank as agent for itself and certain other financial institutions. The Credit Agreement provides for a $50 million one-year revolving credit facility with a two-year renewal option. Any advances under the Credit Agreement are due at the end of the period covered by the Credit Agreement. At December 31, 1996, the entire $50 million balance was available.

The   interest  rate  payable  on  borrowings  under  the  Credit
Agreement is at the election of the Company: (i) the Bank's reference rate, or (ii) the London inter-bank offered rate quoted to the Bank for one, two, three, or six month Eurodollar deposits adjusted for appropriate reserves ("LIBOR") plus 40 basis points.

The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets. The Credit Agreement also contains certain events of default, includes certain provisions governing a change in control of the Company, and establishes various fees to be paid by the Company. At December 31, 1996, the Company was in compliance with all covenants.

Interest paid on debt during 1996, 1995 and 1994 amounted to $0.2 million, $0.4 million and $5.4 million, respectively.

NOTE 6.  Leasing Obligations

     The Company is obligated for equipment under various capital leases which expire at various dates during the next four years. At December 31, 1996 the gross amount of equipment under capital leases totaled $619,000 and related accumulated depreciation totaled $175,000.

      The Company leases service vehicles, office space, various storage spaces and manufacturing facilities under noncancelable operating leases which expire at various dates over the next six years. Total rental expense for operating leases, net of sublease payments received, was $13.5 million, $12.0 million and $10.9 million for the years ended December 31, 1996, 1995 and 1994, respectively.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are as follows:

                                          Capital  Operating
                                           Leases   Leases
                                          -------   --------
 1997..................................    $208     $10,498
 1998..................................     160       7,947
 1999..................................     160       5,221
 2000..................................      93       3,771
 2001 .................................       -       1,073
 Later years...........................       -           -
                                          -----     --------
 Total minimum lease payments.........     $621     $28,510
                                         ======     =======
 Less amount representing interest          107
 Present value of net minimum capital
 lease payments.....................        514
 Less current portion...............        118
 Obligations under capital leases
 excluding current installments.....        396



NOTE 7.  Income Taxes


      Earnings before income taxes consists of the following (in thousands):

                                    Year Ended December 31,
                                    1996     1995     1994
                                  -------   -------  -------
 Domestic                         $51,771   $37,542   $110,287
 Foreign                           12,670    10,804      9,263
                                   ------    ------   --------
                                  $64,441   $48,346   $119,550
                                   ======    ======    =======

      Income tax expense attributable to income from continuing operations consists of the following (in thousands):

                                 Year Ended December 31, 1996
                                 -------------------------------
                                   Current   Deferred    Total
                                 ----------  --------   --------
 Federal                          $14,363   $ 4,464     $18,827
 State                              2,569       552       3,121
 International                      3,831      (325)      3,506
                                  -------   -------     -------
                                  $20,763   $ 4,691     $25,454
                                  =======   =======     =======


                                 Year Ended December 31, 1995
                                 ------------------------------
                                   Current   Deferred    Total
                                 ---------  ---------  --------
 Federal                           $ 8,148   $ 4,174   $12,322
 State                               2,140       277     2,417
 International                       5,166        --     5,166
                                   -------    ------   --------
                                   $15,454   $ 4,451   $19,905
                                   =======   =======   ========



                                 Year Ended December 31, 1994
                                 -----------------------------
                                 Current   Deferred    Total
                                ---------  --------   -------
 Federal                        $56,697   $(11,031)   $45,666
 State                            8,212       (756)     7,456
 International                    3,282         --      3,282
                                 ------    -------     ------
                                $68,191   $(11,787)   $56,404
                                 ======     ======     ======


Income   tax  expense  attributable  to  income  from  continuing
operations  differed from the amounts computed  by  applying  the
statutory  tax  rate  of  35  percent  to  pre-tax  income   from
continuing operations as a result of the following:

                                       Year Ended December 31,
                                       1996     1995    1994
                                      ------   ------  -------
 Computed "expected" tax expense    $22,554   $16,921   $41,843
 Goodwill                               442       533     9,307
 State income taxes, net of Federal
   benefit ........................   2,028    1,571     4,846
 Tax-exempt interest from municipal
 bonds  ..........................     (445)      --        --
 Foreign income taxed at other than
 U.S. rates....................        1,145   1,836       350
 Utilization of foreign net operating
 loss carryforwards.............        (123)   (231)     (814)
 Nonconsolidated foreign net
 operating loss ..............            67     492       566
 Foreign, other...............          (441) (1,450)      271
 Effect of change in inventory
 accounting method..........              --      --       455
 Other, net.................             227     233      (420)
                                      ------  ------     ------
                                     $25,454 $19,905   $56,404
                                      ======  ======    ======



      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below:

                                              1996      1995
                                            --------  --------
 Deferred Tax Assets:
 Accounts receivable, principally due to
   allowance for doubtful accounts          $4,458    $3,591
 Intangible assets, deducted for book
   purposes but capitalized and
   amortized for tax purposes                    1       323
 Net operating loss carryforwards               67       492
 Inventories, principally due to additional
   costs capitalized for tax purposes
   pursuant to the Tax Reform Act of 1986      664       702
 Notes receivable, basis difference             --       397
 Legal fees, capitalized and amortized for
   tax purposes                                670       402
 Accrued liabilities.....................    1,015       519
 Deferred foreign tax asset..............      325        --
 Other...................................    1,089        41
                                             -----     -----
   Total gross deferred tax assets           8,289     6,467
   Less valuation allowance                    (67)     (492)
                                             -----     -----
   Net deferred tax assets                   8,222     5,975

 Deferred Tax Liabilities:
 Plant and equipment, principally due to
   differences in depreciation and basis   (11,722)   (5,686)
 Deferred state tax liability                 (973)     (421)
 Investments, principally due to
   differences in tax treatment
   of certain components                      (506)       --
 Other..........................               (86)     (242)
                                           --------    -------
   Total gross deferred tax liabilities    (13,287)   (6,349)
                                           --------   --------
   Net deferred tax liability             $ (5,065)  $  (374)
                                          ========    =======


      At December 31, 1996, the Company had $1.1 million of operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards must be utilized within the applicable carryforward periods. A valuation allowance has been provided for the deferred tax assets related to loss carryforwards. Carryforwards of $712,000 can be used indefinitely and the remainder expire from 1997 through 2001.

      The  Company  anticipates  that the  reversal  of  existing taxable temporary differences and future taxable income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets. In accordance with the Company's accounting policy, U.S. deferred taxes have not been provided on undistributed earnings of foreign subsidiaries at the end of 1996, as the Company intends to reinvest these earnings permanently in the foreign operations or to repatriate such earnings only when it is advantageous for the Company to do so. The amount of the unrecognized tax liability for these undistributed earnings was not material at the end of 1996 due to the availability of foreign tax credits.

      Income  taxes  paid during 1996, 1995 and 1994  were  $15.4 million, $15.1 million and $57.3 million, respectively.

NOTE 8.  Shareholders' Equity and Employee Benefit Plans

Common Stock:

The  Company is authorized to issue 100 million shares of  Common
Stock, $.001 par value (the "Common Stock"). The number of shares of Common Stock issued and outstanding at the end of 1996 and 1995 was 42,355,000 and 44,331,000, respectively.

Treasury Stock:

In July, 1995, the Company's Board of Directors approved a program to repurchase up to 3,000,000 shares of its Common Stock. The Company repurchased 2,563,000 shares during 1996 and 77,000 shares during 1995. As of December 31, 1996, there were 360,000 remaining shares to be repurchased in the program. In 1994, the Company's Board of Directors adopted a resolution to return all repurchased shares to the status of authorized but unissued shares. In accordance with this resolution, the Company retired 2,563,000 and 77,000 treasury shares in 1996 and 1995, respectively. Subsequent to 1996, the Company's Board of Directors approved a program which authorizes the Company to purchase up to an additional 3 million shares.

Preferred Stock:

The Company is authorized to issue up to 20 million shares of Redeemable Preferred Stock, par value $0.001 per share, in one or more series. As of December 31, 1996 and December 31, 1995, none were issued.


Employee Stock Ownership Plan:

The Company has established an Employee Stock Ownership Plan (the "ESOP") covering employees of the Company who meet minimum age and length of service requirements. The ESOP enables eligible employees to acquire a proprietary interest in the Company.

As of December 31, 1996, all shares of stock owned by the ESOP have been allocated to employees. Based on the number of shares planned to be allocated for the year, ESOP expense recorded during 1996, 1995 and 1994 amounted to $0, $263,000 and $476,000, respectively.

Investment Plan:

The Company has an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and the Company matches employee contributions up to a specified limit. In 1996, 1995 and 1994, the Company made matching contributions an charged to expense $498,000, $265,000 and $314,000, respectively.


NOTE 9.  Stock Option Plans

      In  October 1995, the Financial Accounting Standards  Board
(FASB) issued Statement No. 123, "Accounting for Stock-Based Compensation." While the new accounting standard encourages the adoption of a new fair-value method for expense recognition, Statement 123 allows companies to continue accounting for stock options and other stock-based awards as provided in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company has elected to follow the provisions of APB 25 and related interpretations in accounting for its stock options plans because, as discussed below, the alternative fair-value method prescribed by FASB Statement No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

      The 1995 Kinetic Concepts, Inc. Senior Executive Management Stock Option Plan (the "Senior Executive Stock Option Plan") covers a total of 1,400,000 shares of the Company's Common Stock and may be granted to certain senior executives of the Company at the recommendation of the Chief Executive Officer and discretion of the Company's Board of Directors. The exercise price for each share of common stock covered by an option shall be established by the Board of Directors but may not in any case be less than the fair market value of the shares of common stock of the Company on the date of grant. Vesting of options granted is subject to certain terms and conditions. The Senior Executive Stock Option Plan is subject to final approval by the Company's shareholders.

      Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of that statement. The fair value for options granted during the two fiscal years ended December 31, 1996 and 1995, respectively, was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.1% and 6.0% dividend yields of 0.9% and 2.1%, volatility factors of the expected market price of the Company's common stock of .32 and .33, and a weighted-average expected option life of 5 years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the underlying assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                        1996     1995
                                     ---------   -------
         Net Earnings as Reported     $38,987    $28,441
         Pro Forma Net Earnings       $37,996    $28,238


         Earnings Per Shareas
           Reported                   $  0.86    $  0.63
         Pro Forma Earnings Per
           Share                      $  0.84    $  0.62


      The Company is not required to apply the method of accounting prescribed by Statement 123 to stock options granted prior to January 1, 1995. As such, the pro forma compensation cost reflected above may not be representative of future results.

      The following table summaries information about stock options outstanding at December 31, 1996 (shares in thousands):


                             Weighted
                             Average    Weighted                Weighted
                   Options  Remaining   Average    Options      Average
   Range of     Outstanding  Contract   Excerise  Excercisable  Excercise
Excerise Prices  at 12/31/96  Life(yrs)  Price    at 12/31/96     Price
----------------  ---------  ---------  -------   --------     ----------
$  3.00 to $4.63      1,166      6.9     $ 4.22      594          $ 4.23
$  5.00 to $9.50      1,272      7.5     $ 6.26      435          $ 6.14
$11.13 to $17.00        901      9.2     $15.61      292          $14.23
                    -------    ------     -----    ------        --------
                      3,339      8.0     $ 8.68     1,321         $ 7.07


       A summary of the Company's stock option activity, and related information, for years ended December 31, 1996, 1995 and 1994 follows (options in thousands):

                             1996             1995           1994
                  -----------------  ---------------  ---------------
                           Weighted         Weighted          Weighted
                           Average          Average           Average
                           Exercise         Exercise          Exercise
                    Options  Price   Options Price    Options  Price
                   -------- ------  -------- ------- -------  -------
 Options
 Outstanding -
 Beginning of
 Year............  2,833  $ 5.21    3,029   $ 4.50    2,668    $5.35
                   -----  ------    -----   ------    -----    -----
 Granted.........  1,317  $14.47      873   $ 6.89    2,124    $4.15
                   -----  ------    -----    -----    -----     ----
 Exercised.......   (628) $ 5.05     (792)  $ 4.56     (199)   $4.07
                   -----  ------   ------   ------    ------  ------
 Forfeited........  (183) $ 9.34     (277)  $ 4.57   (1,564)   $5.53
                   -----  ------    -----   ------    -----   ------
Options
  Outstanding End
  of Year.......   3,339  $ 8.68    2,833   $ 5.21    3,029    $4.50
                  ------  ------    -----   ------   ------   -------
Exercisable at
  End of Year..... 1,321  $ 7.07
                   -----  ------   ------   ------  -------   --------
Weighted-Average
 Fair Value of
 Options Granted
 During th Year           $ 5.80            $ 2.19




      Exercise prices for options outstanding as of December 31, 1996 ranged from $3.00 to $17.00. The weighted average remaining contractual life of those options is 8.0 years.


     The following table summarizes the activity in the Company's
1987 Key Contributor Stock Option Plan (in thousands, except per share data):

                                  Shares    Option Price Per Share
                                 --------   ----------------------
Outstanding, January 1, 1994      2,606     $3.00  to $8.625
Granted......................     2,116     $3.375 to $6.00
Canceled.....................    (1,556)    $3.50  to $8.625
Exercised....................      (199)    $3.50  to $5.75
                               ------------------------------------
Outstanding, December 31, 1994    2,967     $3.00  to $8.625
                               ------------------------------------
Granted......................       865     $5.50  to $11.75
Canceled.....................      (277)    $3.375 to $8.1875
Exercised....................      (760)    $3.375 to $6.75
                               ------------------------------------
Outstanding, December 31, 1995    2,795     $3.00  to $11.75
                               ------------------------------------
Granted......................       806     $11.75 to $17.00
Canceled.....................      (183)    $3.625 to $16.50
Exercised....................      (618)    $3.50  to $16.50
                               ------------------------------------
Outstanding, December 31,1996     2,800     $3.00  to $17.00




     The following table summarizes the activity in the Company's
1988 Eligible Directors Stock Option Plan (in thousands, except per share data):

                                 Shares      Option Price Per Share
                                 ------     -----------------------
Outstanding, January 1, 1994        62      $4.125  to $9.375
Granted                              8      $3.75   to $4.50
Exercised                           --      $--
Lapsed                              (8)     $5.00   to $5.25
                                -----------------------------------
Outstanding, December 31, 1994      62      $3.75   to $9.375
                                -----------------------------------
Granted                              8      $8.125  to $9.25
Exercised                          (32)     $4.125  to $5.875
Lapsed                              --      $--
                                -----------------------------------
Outstanding, December 31, 1995      38      $3.75   to $9.375
                                -----------------------------------
Granted                             31      $14.625 to $16.125
Exercised                          (10)     $4.375  to $9.375
Lapsed                              --      $--
                                -----------------------------------
Outstanding, December 31, 1996      59      $3.75   to $16.125



      In July, 1991, the Company granted options to three non-employee directors of the Company to acquire a total of 30,000 shares of the Company's Common Stock at $5.00 per share (the fair market value at date of grant). At December 31, 1996, 20,000 options are exercisable and expire ten years from the grant date.

      During 1994, the Chairman of the Board issued options for 440,000 of his shares at fair market value of $5.74 to the newly appointed Chief Executive Officer. At December 31, 1996, 340,000 options are exercisable and expire three years from the grant date.

Note 10.  Other Assets

     A summary of other long-term assets follows (in thousands):

                                       1996      1995
                                     --------   ------
      Investment in assets subject
      to leveraged leases.........    $14,766  $ 7,566

      Information systems
      development projects........     3,124     5,601

      Investment in long-term
      securities ................      4,989     4,872

      Intangible assets..........      3,660     3,475

      Deposits and other.........      8,529     5,978
                                    --------   -------
                                     $35,068   $27,492

      (Less) accumulated
      amortization..............      (4,628)   (5,638)
                                    --------   --------

                                     $30,440   $21,854
                                     =======   =======

      Long-term securities consist primarily of government backed securities held by the Company's wholly owned captive insurance company and are carried at market value, which is not significantly different than cost. The carrying value of the long-term securities approximates fair value.

      On December 30, 1996, the Company acquired beneficial ownership of a Grantor Trust. The Trust assets consist of a McDonnell Douglas DC-10 aircraft and three engines. In connection with the acquisition, KCI paid cash equity of $7.2 million and assumed non-recourse debt of $47.0 million. The DC-10 aircraft is on lease to the Federal Express Corporation through June 2012. Federal Express pays monthly rent to a third party who, in turn, pays this entire amount to the holders of the non-recourse certificated indebtedness, which is secured by the aircraft. Recourse to the certificate holders is limited to the Trust assets only.


NOTE 11. Commitments and Contingencies

      On February 21, 1992, Novamedix Limited filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the
PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. Novamedix seeks injunctive relief and monetary damages. Initial discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material effect on the Company's business, financial condition or results of operations.

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

      On October 31, 1996 the Company received a counterclaim which had been filed by Hillenbrand Industries, Inc. in the
antitrust   lawsuit  which  the  Company  filed  in  1995.    The
counterclaim alleges that the Company's antitrust lawsuit and other actions were designed to enable Kinetic Concepts to monopolize the bed market. Although it is not possible to predict the outcome of this litigation, the Company believes that the counterclaim is without merit.

      On December 26, 1996, Hill-Rom, a subsidiary of Hillenbrand Industries, Inc. filed a lawsuit against the Company alleging that the Company's TriaDyne bed infringes a patent issued to Hill-Rom in December 1996. This suit was filed in the United States
District  Court for the District of South Carolina.   Substantive
discovery in the case has not begun. Based upon its initial investigation, the Company does not believe that the TriaDyne bed
infringes   the  Hill-Rom  patent  or  that  this  lawsuit   will
materially impact the marketing of the TriaDyne bed.

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

      See discussion of self-insurance program at Note 1 and leases at Note 6.


NOTE 12. Unusual Items

      During the third quarter of 1994, the Company recorded a gain from the settlement of a patent infringement lawsuit brought against SSI. The settlement was $84.75 million. Net of legal expenses, this transaction added $81.6 million of pre-tax income to the 1994 results. In addition, a $10.1 million pre-tax gain from the sale of Medical Services was recognized. The Company recorded certain other unusual items, primarily planned dispositions of under-utilized rental assets and over-stocked inventories of $6.8 million. These items together total $84 million and are included in Unusual Items on the 1994 Statement of Earnings.


NOTE 13.  Segment and Geographic Information

      The Company operates primarily in one industry segment: the distribution of specialty therapeutic beds and medical devices to select health care providers.

A summary of financial information by geographic area is as follows:


                             Year Ended December 31, 1996

                       Domestic Foreign  Elimination  Consolidated
                       -------- ------   -----------  ------------
Total revenue:
  Unaffiliated
    customers         $201,116  $68,765   $     -      $269,881
  Intercompany
    transfers            7,272        -    (7,272)            -
                      --------  -------    -------     ---------
          Total       $208,388  $68,765   $(7,272)     $269,881
                       =======  =======   ========      =======
Operating earnings    $ 40,810  $15,197   $  (653)     $ 55,354
                       =======   ======    =======     ========
Total assets:
  Identifiable assets $156,273  $49,622   $(11,547)    $194,348
                      ========  =======   ========     ========
  Corporate assets                                       59,045
                                                       --------
     Total assets                                      $253,393
                                                       ========


                             Year Ended December 31, 1995
                       --------------------------------------------
                       Domestic  Foreign  Eliminations  Consolidated
                       --------  -------  ------------  ------------
Total revenue:
  Unaffiliated
   customers          $182,754  $60,689   $      --       $243,443
  Intercompany
   transfers            (6,991)     --        6,991             --
                      --------  -------    ---------      ----------
          Total       $189,745  $60,689   $  (6,991)      $243,443
                      ========  =======    =========      ==========
Operating earnings    $ 33,779  $10,845   $    (832)      $ 43,792
                      ========  =======   ==========       =========
Total assets:
  Identifiable assets $157,615  $43,787   $ (10,075)       $191,327
                      ========  =======    =========
  Corporate assets                                           52,399
                                                            -------
        Total assets                                       $243,726
                                                           ========



                             Year Ended December 31, 1994

                       Domestic  Foreign  Eliminations   Consolidated
                       --------  -------  ------------   ------------
Total revenue:
  Unaffiliated
    customers         $223,202  $46,444    $     -       $269,646
  Intercompany
    transfers            5,489       --     (5,489)            --
                      --------   ------     ------        --------
            Total     $228,691  $46,444    $(5,489)      $269,646
                      ========   ======    =======       ========
Operating earnings    $117,368  $ 7,737    $(1,027)      $124,078
                      ========   ======    =======       ========
Total assets:
  Identifiable assets $156,248  $41,756    $(8,514)      $189,490
                      ========   ======     ======
  Corporate assets                                         43,241
                                                          -------
    Total assets                                         $232,731
                                                          =======


       Domestic intercompany transfers primarily represent shipments of equipment and parts to international subsidiaries. These intercompany shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist of cash and cash equivalents.

NOTE 14.  Quarterly Financial Data (Unaudited)

      The unaudited consolidated results of operations by quarter are summarized below:

                               Year Ended December 31, 1996
                             First   Second    Third    Fourth
                            Quarter  Quarter  Quarter   Quarter
                            -------  -------  -------   -------
Revenue                     $67,587  $64,272  $67,970   $70,052
Operating earnings          $13,741  $12,721  $13,629   $15,263
Net earnings                $ 8,814  $ 8,187  $ 8,858   $13,128
Earnings per common and
common equivalent share       $0.19    $0.18   $0.19     $0.30


                               Year Ended December 31, 1995
                             First   Second   Third    Fourth
                            Quarter  Quarter  Quarter  Quarter
                            -------  -------  -------  -------
Revenue                   $57,027  $59,790   $61,606  $65,020(a)
Operating earnings        $ 9,577  $ 8,717   $12,734  $12,764
Net earnings              $ 6,098  $ 5,716   $ 8,535  $ 8,092
Earnings per common and
common equivalent share    $0.14    $0.13     $0.19    $0.18


      Earnings per share for the full year may differ from the total of the quarterly earnings per share due to rounding differences.




                  Independent Auditors' Report





The Board of Directors and Shareholders
Kinetic Concepts, Inc.:


We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of applying overhead to inventory in 1994.


                                    /s/ KPMG PEAT MARWICK LLP
                                    -------------------------
                                  KPMG PEAT MARWICK LLP

San Antonio, Texas
February 5, 1997

BOARD OF DIRECTORS

JAMES R. LEININGER, M.D.
Chairman of the Board of Directors

RAYMOND R. HANNIGAN
President and Chief Executive Officer

PETER A. LEININGER, M.D.
Executive Vice President

SAM A. BROOKS
Chairman, Renal Care Group, Inc.

FRANK A. EHMANN
Retired
Former Executive Vice President and Co-Chief Operating Officer
Baxter Travenol Laboratories, Inc.

WENDY L GRAMM, PH.D.
Economist
Director of the Regulatory Analysis Program at the Center for Study of Public Choice at George Mason University


BERNHARD T. MITTEMEYER, M.D.
Professor of Urological Surgery at the
Texas Tech University School of Medicine

EXECUTIVE OFFICERS

RAYMOND R. HANNIGAN
President and Chief Executive Officer

PETER A. LEININGER, M.D.
Executive Vice President

BIANCA A. RHODES
Senior Vice President, Finance and Chief Financial Officer

DENNIS E. NOLL
Senior Vice President, General Counsel and Secretary

MICHAEL J. BURKE
Vice President, Manufacturing and Engineering

LARRY P. BAKER
Vice President, Corporate Services


OPERATING DIVISION EXECUTIVES

CHRISTOPHER M. FASHEK
President
KCI Therapeutic Services, Inc.

FRANK DiLAZZARO
President
KCI International, Inc.

RICHARD C. VOGEL
Vice President and General Manager
KCI New Technologies, Inc.

MICHAEL C. WELLS
Vice President and General Manager
KCI Home Care

INVESTOR INFORMATION

BIANCA A. RHODES
Senior Vice President, Finance and Chief Financial Officer
210-524-9000


FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the
Securities and Exchange Commission is available without charge from
Investor Relations, Kinetic Concepts, Inc.

LISTING

NASDAQ National Market System, Ticker Symbol KNCI

TRANSFER AGENT AND REGISTRAR

FIRST NATIONAL BANK OF BOSTON
c/o BostonEquiServe
Shareholder Services Division
P.O. Box 644
Boston, MA 02102-0644
(617) 575-3400

ANNUAL MEETING

The Company's annual meeting of shareholders will be held on Tuesday, May 13, 1997 at 9:00 a.m. (CST) at:
Omni San Antonio Hotel
Grand Ballroom
9821 Colonnade Blvd.
San Antonio, TX 78230

AUDITORS

KPMG PEAT MARWICK LLP
112 East Pecan
Suite 2400
San Antonio, Texas 78205


MARKET PRICES OF COMMON STOCK
                        1996                    1995
               --------------------    -----------------------
                 High         Low          High          Low
First Qtr      $13.875      $10.438       $8.250        $6.563
Second Qtr      17.375       13.125        8.125         6.625
Third Qtr       16.063       13.500       11.625         7.000
Fourth Qtr      15.000       11.875       13.000        10.000


Trademarks -  TriaDyne TM, BariKare(R), PlexiPulse(R), All-in-1
System TM, The V.A.C. (R), TheraPulse(R), KinAir(R), DynaPulse (R), First Step(R), and Home Kair(R) are trademarks of Kinetic Concepts,
Inc. Clinical Advantage SM, Kinetic Therapy SM, Genesis SM,
Odyssey SM, and Continuum of Care SM are service marks of Kinetic
Concepts, Inc. Certain of these products are subject to patent and/or pending patent.

(C) Copyright 1997 Kinetic Concepts, Inc.  All rights reserved.


                                                              KCI
         8023 VANTAGE DRIVE - SAN ANTONIO, TX 78230 . WWW.KCI1.COM




              "Commit thy way unto the Lord; trust also in Him;
                  and He shall bring it to pass"  -- Psalms 37:5